Form 20-F
period 2024-12-31
Epsium Enterprise Ltd
filed 2025-04-30
CIK 1883437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-42568

EPSIUM ENTERPRISE LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

(Address of principal executive offices)

Son I Tam

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

Tel: +853 2857 5252

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ESPM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2024, 12,000,534 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EPSIUM ENTERPRISE LIMITED

i

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding the special administrative regions of Hong Kong, Macau, and Taiwan for the purposes of this annual report only; Reference to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China; the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Epsium HK” refers to Epsium Enterprise Limited, a company organized under the laws of the Hong Kong Special Administration Region of the People’s Republic of China and a majority-owned subsidiary of Epsium BVI;

●	“Hong Kong” refers to the Hong Kong Special Administration Region of the People’s Republic of China;

●	“Hong Kong dollars”, or “HKD” refers to the legal currency of Hong Kong;

●	“IPO” refers to the initial public offering of the Company’s Ordinary Shares pursuant to its registration statement on Form F-1 (File No. 333-276313), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2023, as amended, and declared effective by the SEC on March 25, 2025.

●	“Luz”, “Operating Entity”, or “Macau Subsidiary” refers to Companhia de Comercio Luz Limitada (also referred to as 光貿易有限公司 in Macau), a limited liability company organized under the Macau Special Administration Region of the People’s Republic of China, which is majority-owned by Epsium HK;

●	“Macau,” “Macao,” “Macao SAR,” or “Macau SAR” refers to the Macau Special Administration Region of the People’s Republic of China;

●	“Macau Patacas”, or “MOP” refers to the legal currency of Macau;

●	“Resale Shareholders” refers to Dragon Rise Development Limited, a British Virgin Islands Company 100% owned by Mr. Chi Seng Lou and Golden Gradon Development Limited, a British Virgin Islands company 100% owned by Mr. Xing Hong Ma, both existing shareholders of the Company that are selling their Ordinary Shares pursuant to the Resale Prospectus.

●	“our subsidiaries” refers to Luz and Epsium HK;

●	“shares”, “Shares”, “ordinary shares”, or “Ordinary Shares” refers to the ordinary shares of Epsium (as defined below), par value $0.00002 per share;

●	“the Company”, “Epsium”, or “Epsium BVI” refers to EPSIUM ENTERPRISE LIMITED, a company limited by shares under the laws of the British Virgin Islands;

●	“U.S. dollars”, “$”, “US$”, “USD” or “dollars” refers to the legal currency of the United States;

●	“we”, “us”, “our Company”, or “our” are to EPSIUM ENTERPRISE LIMITED, together with its subsidiaries as a group, and, in the context of describing the substantive operations, Luz.

ii

PRESENTATION OF FINANCIAL INFORMATION

Our reporting currency is the U.S. dollar, and our functional currencies are Hong Kong dollars and Macau Patacas. Solely for the convenience of the reader, this annual report contains translations of some Hong Kong dollars and Macau Patacas amounts into U.S. dollars, at specified rates. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period, which is 8.04 MOP, 8.06 MOP and 8.06 MOP to $1.00 USD at December 31, 2024, 2023 and 2022, respectively. Assets and liabilities denominated in foreign currency at the balance sheet date are translated at the applicable rate of exchange in effect at that date, which is 8.00 MOP to $1.00, 8.05 MOP to $1.00, and 8.04 MOP to $1.00 for the years ended 2024, 2023 and 2022, respectively. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period, which is 7.80 HKD to $1.00, 7.83 HKD to $1.00 and 7.83 HKD to $1.00 for the years ended 2024, 2023 and 2022, respectively. Assets and liabilities denominated in foreign currency at the balance sheet date are translated at the applicable rate of exchange in effect at that date, which is 7.77 HKD to $1.00 USD, 7.81 HKD to $1.00, and 7.80 HKD to $1.00 for the years ended 2024, 2023 and 2022, respectively. The Company has made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, and the industry in which we operate.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in item 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

MARKET AND INDUSTRY DATA

This annual report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Epsium is a holding company incorporated under the laws of British Virgin Islands. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Companhia de Comercio Luz Limitada in Macau, or Luz. Luz is an 80%-owned subsidiary of Epsium Enterprise Limited in Hong Kong, or Epsium HK. Mr. Son I Tam, our CEO, Chairman, principal shareholder, and the founder of Epsium and Luz directly holds (i) 80.369% ownership interest in Epsium, (ii) 19% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

Luz is an import trading and wholesaler of primarily alcoholic beverages in Macau. Through Luz, we import and sell a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages we sell include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Sales of Chinese liquor is by far our most significant operations, and we are a top wholesaler of high-end Chinese liquor in Macau. We operate only in Macau.

The following diagram illustrates the corporate legal structure of Epsium BVI as of the date of this annual report:

Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution

As the Company and Epsium HK are holding companies without substantive operations except as described below, and neither of them generates any income, their respective payment obligations such as fees owned to professional service providers or government administrative fees are met by utilizing cash transfers from the Operating Entity.

In 2025, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $191,975 to pay for professional service fees and other fees in connection with the IPO, with amounts ranging between $10 and $79,825. Epsium HK also transferred to, or paid on behalf of, Epsium BVI a total of $23,287 to pay for management’s compensation and general administrative fee, with amounts ranging between $10 and $19,355. Epsium BVI transferred to the Operating Entity a total of $257,905 to pay for a purchase order.

In 2024, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $605,015 to pay for professional service fees and other fees in connection with IPO, with amounts ranging between $10 and $140,000. For example, on January 23, 2024, the Operating Entity paid $77,123 on behalf of Epsium BVI for our annual audit fee. On March 4, 2024, the Operating Entity paid $140,000 on behalf of Epsium BVI for professional legal service fees.

Additionally, in early 2023, Epsium HK facilitated the Operating Entity in procuring inventory in Hong Kong from Hong Kong-based alcoholic beverage suppliers. These suppliers preferred to deal with the Company’s Hong Kong subsidiary as opposed to its Macau subsidiary before we established a business track record in Hong Kong. Epsium HK purchased from these Hong Kong suppliers, and sold to the Operating Entity without gross margin, alcoholic beverages in 32 transactions. To help Epsium HK pay for these inventories, the Operating Entity transferred an aggregate of $8,660,422 to Epsium HK with amounts ranging between $12,815 and $1,827,456.

In 2023, the Operating Entity also transferred to, or paid on behalf of, Epsium BVI a total of $476,399 to pay for professional service fees and other fees in connection with IPO, with amounts ranging between $12 and $55,560. For example, on January 9, 2023, the Operating Entity transferred $40,170 to Epsium BVI to pay for our annual audit fee. On January 11, 2023, the Operating Entity transferred $50,000 to Epsium BVI to pay for professional legal service fees.

In 2022, the Operating Entity transferred a total of $12,500 to Epsium BVI for professional service fees payable to our auditor and legal counsel.

We previously had no specific cash management policies and procedures in place that dictate how funds are transferred through our organization. We adopted a cash management policy on September 27, 2023 to improve our cash management in general, and cash transfers between the Company and its affiliates, in particular. Under our cash management policy, to the extent a cash transfer is a part of a related party transaction, such cash transfer is further subject to our Code of Business Conduct and Ethics governing related party transactions.

Epsium BVI is permitted under the BVI laws to provide funding to our subsidiaries in Hong Kong and Macau through loans or capital contributions without restrictions on the amount of the funds and such funding is not subject to government registration or filing requirements under BVI laws. Epsium HK is permitted under the Hong Kong laws to provide funding to Luz, subject to the compliance and satisfaction of applicable government registration, approval and/or filing requirements.

As of the date of this annual report, there has been no distribution of dividends or assets among the holding company (Epsium BVI), the interim holding company (Epsium HK), or the Operating Entity (Luz) and no transfers, dividends, or distributions to our shareholders.

Epsium BVI is a holding company with no operations of its own. We conduct our operations in Macau primarily through our Macau subsidiary. We may rely on dividends to be paid by our Macau subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our Macau subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

As a British Virgin Islands company, our board of directors has discretion as to whether to pay a dividend on its shares subject to certain restrictions under British Virgin Islands law, namely that we may only pay dividends if it is solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our company will not be less than the sum of our total liabilities. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

If the Company determines to pay dividends on any of the Ordinary Shares in the future, as a holding company incorporated in the British Virgin Islands, the Company will be dependent on receipt of funds from Epsium HK. Epsium HK, in turn, will be dependent on the receipt of funds from the Operating Entity. Payments of dividends by Epsium HK are subject to Hong Kong regulations and Epsium HK is permitted under the relevant laws of Hong Kong to provide funding through dividend distribution without restrictions on the amount of the funds. There are currently no restrictions on dividends transfers from Hong Kong to the British Virgin Islands and to U.S. investors.

Epsium HK is a company organized under Hong Kong law and a majority-owned subsidiary of the Company. Epsium HK is not an operating company, but an interim Hong Kong holding company with operations conducted by the Operating Entity in Macau. The inventory procurement transaction arrangements discussed below were stand-alone temporary arrangements, and we have ceased, and do not expect to continue, this type of arrangement involving Epsium HK. Other than the foregoing, Epsium HK has not carried out other activities, and does not maintain any office facility or personnel. Apart from the above-mentioned procurement-related expenditures and immaterial amounts of fees and expenses associated with Epsium HK’s maintaining its legal existence as a Hong Kong entity paid with funds supplied by the Operating Entity, Epsium HK does not have revenues or expenditures.

Current Macau regulations permit the Operating Entity to pay dividends to Epsium HK. According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, or domiciliation. However, taxpayers may be eligible for particular deductions and allowances. Any dividends received by either individuals or corporate shareholders are considered as income and thus are subject to complementary tax as stated above. Non-residents and companies not incorporated in Macau that do not conduct business activities in Macau, are normally not registered with the Macau Financial Services Bureau as taxpayers, and therefore are not required to submit their income tax returns in Macau. However, the Macau taxation authorities may challenge the accuracy of income statements and may calculate the amounts due based on prior results or estimations. In such event, appeals are available for unsatisfied parties.

In addition, in accordance with the Basic Law of Macau, no foreign exchange control policies shall be applied within Macau, allowing for the free flow of capital within, into and out of the Region.

It is important to note that the Macau Monetary Authority’s “Guidelines on Anti-Money Laundering and Anti-Terrorism Financing” require all banks approved to operate in Macau to establish and implement adequate and appropriate anti-money laundering and anti-terrorism financing system. Banks are also required to conduct appropriate and reasonable due diligence measures when opening accounts for customers or conducting transactions. Furthermore, they must effectively and continuously monitor customer account activities to identify unusual transaction patterns and report any suspicious transactions to the Macau Financial Intelligence Office.

Although we do not currently have cash or assets in the PRC and our Hong Kong subsidiary, Epsium HK, does not have substantive operations other than facilitating inventory procurement in Hong Kong, to the extent cash or assets in the business is in the PRC, Hong Kong or a PRC or Hong Kong entity in the future, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or our subsidiary by the PRC government to transfer cash or assets.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Permissions Required from the Macau and the PRC Authorities for our Business Operation

Our Macau counsel, Vong Hin Fai Lawyers & Private Notary, has advised that, as of the date of the prospectus in connection with the IPO, the Company and its Macau subsidiary (1) are not required permissions or approvals from any PRC national authorities to operate their businesses or to issue the Ordinary Shares to foreign investors; and (2) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve our operations. This conclusion is based on the fact that: (1) our Company’s operating subsidiary is located in Macau, (2) we and our subsidiary have no direct operations in China, and (3) pursuant to the Basic Law, national laws of the PRC shall not be applied in Macau, except for those specified in Annex III of the Basic Law. However, the evolving legal systems of Macau and China, operating under the “One Country, Two Systems” principle, may introduce uncertainties that could potentially impact and cause uncertainties in our business, indirectly through their direct impact on our PRC suppliers and customers, and directly should we expand our business operations into the PRC. Additionally, with respect to the recent statements and regulatory actions by the PRC government, the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries, which are constantly evolving, and anti-monopoly concerns, should there be fundamental changes to the Basic Law that make such laws and regulations applicable in Macau, although unlikely, we may be subject to these laws and regulations and risks of the uncertainty of any future actions of the PRC government in this regard.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for the IPO, we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If the approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our ability to pay dividends, limit our operations, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We also expect to become subject to PRC laws if we expand operations into or develop a physical presence in China.

As of the date of this annual report, we and our Macau operating subsidiary, Luz, also are not required to obtain permissions or approvals from any Macau authorities to operate our business or to issue the Ordinary Shares to foreign investors.

Implications of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”) was enacted on December 18, 2020, which states that if the SEC determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In June 2021, the Senate passed the AHFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance of China. The Protocol establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China and Hong Kong and subsequently vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of this annual report, TAAD, LLP, our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB in December 2021. Notwithstanding the foregoing, to our knowledge, Macau has not been subject to PCAOB investigations that are conducted in a similar manner to those conducted upon China and Hong Kong, and the PCAOB’s ability to exercise oversight authority over Macau based accounting firms has not been called into questions likely due to the fact there are only limited numbers of Macau based companies listed in the United States, there is no assurance that the designation of Macau would not become an issue in the future. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Implications of Our Being an “Emerging Growth Company”

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies that are not emerging growth companies. As an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A” in the IPO registration statement;

●	are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under § 107 of the JOBS Act; and

●	will not be required to evaluate our internal control over financial reporting until our second annual report on Form 20-F after our initial public offering.

We intend to take advantage of all these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under § 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under § 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenues, have more than $700 million in the market value of our Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Our Being a Foreign Private Issuer

The Company reports with foreign private issuer status within the meaning of the rules under the Exchange Act. As such, the Company is exempt from certain provisions applicable to United States domestic public companies. For example, the Company is:

●	exempt from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD;

●	exempt from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act; and

●	exempt from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Additionally, although the Company has not elected to do so, it may choose to rely on the following exemptions in the future:

●	exempt from the requirement that a majority of our board of directors consists of independent directors;

●	exempt from the requirement that our compensation committee and nominating committee consist entirely of independent directors; and

●	exempt from the requirement that our audit committee and compensation committee have a written charter addressing the respective committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1) and 5605(d), respectively.

Additionally, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Implications of Our Being a Controlled Company

We are, and will be, a “controlled company” as defined under the Nasdaq Stock Market Rules as long as Mr. Son I Tam, our CEO, Chairman, and principal shareholder, and his affiliates own and hold more than 50% of our outstanding Ordinary Shares. As of the date of this annual report, Mr. Tam, as the controlling shareholder of the Company, can decide on all matters requiring shareholder approval or matters which may be approved by shareholders under the Company’s Memorandum and Articles of Association by virtue of his controlling ownership in the Company based on his direct and indirect ownership (through Epsium HK) of the Company’s outstanding Ordinary Shares, including the election of directors, amendment of memorandum and articles of association, and approval or disapproval of major corporate transactions, such as a change in control, a transaction with take-over effect, merger, consolidation, or sale of assets. The Company has adopted a Code of Business Conduct and Ethics to impose certain review procedures that require the review and approval of conflict of interests and related party transactions by the non-interested directors or the Audit Committee, which applies to all directors, officers, and employees of the Company, including Mr. Tam. Additionally, the Company has adopted an Audit Committee Charter to include additional internal control and risk management procedures to further address conflicts of interest issues.

Additionally, for so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China, and our phone number is +853-2857-5252. Our duly appointed registered agent in the British Virgin Islands is Vistra (BVI) Limited of Vistra Corporate Services Centre, whose office is located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a corporate domain name at luzmacau.com through Luz, and epsium-group.com through Epsium BVI. The information contained in, or accessible from, our domain name or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Our limited history under the current business model and the risk that our historical performance and growth rate may not be indicative of our future performance;

●	the loss of multiple suppliers, lack of long-term contracts with suppliers, or a significant disruption in the supply chain;

●	our ability to maintain and enhance our brand recognition;

●	our ability to continue to attract consumers with evolving preferences through effective marketing activities;

●	the intense competition in the industry that we operate in; and

●	adverse effects on our business caused by health epidemics and outbreaks such as COVID-19.

Risks Related to Doing Business in Macau and Risks Related to the PRC

We operate in Macau through Luz, an 80%-owned subsidiary of Epsium HK. We are subject to Macau laws and regulations, including the Basic Law. Our company structure is comprised of (i) a British Virgin Island holding entity, Epsium BVI, (ii) a Hong Kong holding entity, Epsium HK, which is majority-owned by Epsium BVI, and (iii) a Macau operating entity, Luz, which is majority-owned by Epsium HK. Each of Macau and Hong Kong is a Special Administrative Region of the People’s Republic of China with its own legal system under the Chinese policy of “one-country, two-systems,” which accords a special legal status to each of them within the People’s Republic of China through their respective local laws. However, because Hong Kong and Macau are constituent parts of the People’s Republic of China, our company structure, which is comprised of entities in Hong Kong and Macau, involves unique risks to our investors.

Although we and our subsidiaries are not based in China and we have no operations in China, we may be subject to legal and operational risks indirectly by virtue of doing business with parties in China or even directly if we decide to operate in China in the future.

●	Our business and operations could be affected by changes in China’s economic, political, or social conditions or government policies.

●	The evolving legal systems of Macau and China, operating under the “One Country, Two Systems” principle, introduce uncertainties that may impact and cause uncertainties in our business, as potential changes in the Basic Law or extraordinary circumstances could lead to the application of PRC laws in Macau, affecting our operations and the value of our Ordinary Shares.

●	While Macau has not faced Public Company Accounting Oversight Board (“PCAOB”) investigations like China and Hong Kong due to limited Macau-based companies being listed in the US, the potential for future concerns regarding Macau’s designation cannot be ruled out.

●	The success of our business relies on the gaming and tourism industries of Macau.

●	Conducting business in Macau involves certain economic and political risks relating to changes in Macau’s and China’s political, economic, and social conditions.

●	The level of visitor arrivals to Macau from China, Hong Kong, and elsewhere may decline due to, or travel to Macau may be disrupted by, natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts, or other factors. And the number of visitors may also decline due to government restrictions imposed by China and other governments.

●	Epsium BVI is a holding company with no operations of its own and may rely on dividends to be paid by our Macau subsidiary to fund our cash and financing requirements, and our dividend payments and other cash distributions to our shareholders, and to service any debt we may incur and to pay our operating expenses; Although we do not currently have cash or assets in the PRC and our Hong Kong subsidiary, Epsium HK, does not have substantive operations other than facilitating inventory procurement in Hong Kong, to the extent cash or assets in the business is in the PRC, Hong Kong or a PRC or Hong Kong entity in the future, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or our subsidiary by the PRC government to transfer cash or assets.

Risks Related to Our Ordinary Shares

●	Because Epsium BVI is incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

●	Epsium BVI is an emerging growth company within the meaning of the Securities Act of 1933 (“Securities Act”) and may take advantage of certain reduced reporting requirements.

●	Epsium BVI is a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the “Exchange Act”) and are exempt from certain provisions applicable to U.S. domestic public companies.

●	Epsium BVI is a controlled company within the meaning of the Nasdaq Market Rules and may elect to exempt from corporate governance requirements.

Risks Related to Our Business and Industry

Our historical operating and financial performance and growth rate may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised.

For the fiscal years ending on December 31, 2024, and 2023, our revenue was $12,518,070 and $29,195,798, respectively, representing a decline rate of 57.1%. For the same fiscal years, our net income was $284,694 and $3,718,240, respectively, representing a decline rate of 92.3%. For the fiscal years ending on December 31, 2023, and December 31, 2022, our revenue was $29,195,798 and $11,173,092, respectively, representing a growth rate of 161.3%. For the same fiscal years, our net income was $3,718,240 and $1,130,946, respectively, representing a growth rate of 228.8%. However, our historical growth rate may not be indicative of our future performance. Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand, particularly in Macau. However, this was followed by a period of overall economic slowdown, which significantly reduced demand for alcoholic beverages in the wholesale market for lower-priced alcohol products. Although inflationary pressures in Macau’s general economy have been relatively modest, heightened competition and consumers’ focus on cost-saving measures also placed downward pressure on wholesale pricing, contributing to a decline in our revenues and margins. Although we have shifted our focus to high-margin products sold in casinos and hotels, and sales of these products increased by approximately 121.48% for the fiscal year ended December 31, 2024, compared to fiscal year 2023, our business remains vulnerable to continued economic challenges and competition. We cannot assure you we will be able to achieve similar results or grow at the same rate as we did in the past. Growth may slow and net revenues or net income may decline for several possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, changing consumer preferences, moderate price-level changes, slowing growth of our overall market, and changes in government policies or general economic conditions.

We will continue to expand our sales network and product offerings to attract customers and to increase our customer base, number of transactions, and sales volume. However, the execution of our expansion plan is subject to uncertainty. For example, the total number of transacting customers and items sold may not grow at the rate we expect for the reasons stated above. Our ability to sustain growth may also depend on our continued success in managing the shift toward high-margin product sales in casinos and hotels while addressing ongoing challenges in the wholesale market for lower-priced products. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our shares could decline. Even if we achieve growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements, or maintain high-quality products and services, any of which could adversely affect our business, financial condition, results of operations and prospects. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational management systems, procedures, and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with our distributors, dealers, and suppliers. As we selectively increase our product and service offerings, we will need to work with different groups of new distributors, dealers, and other suppliers efficiently and establish and maintain mutually beneficial relationships with our existing distributors, dealers, and suppliers. All of these endeavors involve risks and will require substantial managerial effort and significant additional expenditure. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our company structure is comprised of a holding company that holds directly or indirectly subsidiary entities in Hong Kong and Macau. The government of the People’s Republic of China may intervene or influence our company and our company structure, which presents unique risks and uncertainties that may negatively impact our business, growth, our ability to offer or continue to offer securities to investors and the value of such securities.

We face risks and uncertainties that may impede our growth because of our company structure. Our company is comprised of entities in Hong Kong and Macau. Hong Kong and Macau are Special Administrative Regions of the People’s Republic of China with their own legal systems and special legal status within the People’s Republic of China, respectively, under the Chinese policy of “one-country, two-systems” but they are nevertheless subject to the sovereign power of the People’s Republic of China and therefore its ability to have significant oversight and discretion over the conduct and operations of our business. This structure involves unique risks for our investors.

Although we believe that the laws and regulations of the PRC do not currently directly apply to us nor have any direct material negative impact on our business, financial condition or results of operations, and our corporate structure is stable without any interference from current applicable laws in PRC, Hong Kong, or Macau, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and the economic conditions of the PRC because our business operations rely on the economic growth of the PRC and the smooth functioning of the PRC commercial participants in our industry, including manufacturers, exporters, and PRC tourists to Macau. We are subject to uncertainty about any future actions of the government of the People’s Republic of China or authorities in Macau or Hong Kong, and all the material legal and operational risks associated with being based in and having operations in the PRC also may apply to operations in Macau or Hong Kong. Additionally, if there is a duly declared state of war or state of emergency endangering national unity or security under the existing Basic Law or that the Basic Law is fundamentally amended by the National People’s Congress of the People’s Republic of China by virtue of Macau being a constituent part of the People’s Republic of China, however unlikely, it could potentially impact Macau’s legal system and may create uncertainty in whether existing PRC laws would be made applicable in Macau. As a result of the foregoing, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, and/or may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers and such risk could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, please see “item 4 Information on the Company – B. Business Overview - Regulations – The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution”, “Risk Factors — Risks Related to the PRC” and “item 3 Key Information – D. Risk Factors — Risks Related to Doing Business in Macau”.

Any significant disruption or interruption in the supply chain may adversely affect the Operating Entity’s business.

The Operating Entity may be negatively impacted by significant disruptions or interruptions in the supply chain caused by events such as abnormal weather, changes in import/export restrictions, or global pandemics like COVID-19. The occurrence of such events may lead to a shortage of imported alcoholic beverages, price volatility, and operational inefficiencies.

For instance, during 2022, the COVID-19 pandemic had an unprecedented impact on international and local economic activities, transportation, and everyday lives of ordinary people. Governments worldwide, including the PRC and Macau SAR, imposed restrictive measures such as travel ban, quarantine, temporary locking-down of business and public facilities to curtail the spread of the pandemic. Although the Operating Entity did not experience any significant shortage of supply, such restrictive measures caused disruptions to supply chain operations locally, regionally, and even globally. As the Operating Entity primarily procure its products in bulk on an ad hoc basis from the market without formal long-term supply and distribution arrangements with the manufacturer or distributors, a prolonged disruption in the alcoholic beverage supply chain may lead to our inability to fulfill customer orders or maintain inventory levels. Price volatility can occur due to exchange rate fluctuations or sudden changes in demand and supply, forcing the Operating Entity to pass on price increases to customers, which could result in decreased sales volume. The Operating Entity imports and sells Chinese and Western liquors with prestigious and popular brands. Although it is rare for all or most of these products to experience a general supply shortage at the same time in the general market purely due to supply chain disruptions (except sporadically during Covid-19 pandemic outbreak) because these products are imported from different regions, a product may experience supply shortage from time to time. In such a case, the Operating Entity may need to switch to alternative suppliers or lesser known products. Macau regulates the import and export of alcoholic beverages with licensing, quantity, and other requirements. Almost all the alcoholic beverage products the Operating Entity sells are imported to Macau. Enhanced regulatory restrictions could increase the costs of imported goods, difficulties in product procurement, and our regulatory compliance costs. The Operating Entity may also face operational inefficiencies, such as delays in receiving and processing orders or increased lead times, which may occur during supply chain disruptions. All the above could bring customer dissatisfaction, decreased sales, increased costs, and reputational damage, which may have a material adverse effect on our business and prospects.

Uncertain economic or social conditions, natural catastrophic events, and public health crises may adversely impact the Operating Entity’s business.

The Operating Entity’s business may be negatively affected by various economic and social disruptions, including but not limited to a slowdown, recession, or inflationary pressures in the general economy, reduced market growth rates, tighter credit markets for suppliers, vendors, or customers, significant shifts in government policies related to alcoholic beverages and gaming, significant social unrest, deterioration of economic relations between countries or regions, and changes in societal perception of alcoholic beverages. These disruptions could result in reduced demand for the Operating Entity’s products and may cause financial or operational difficulties for third-party partners, which could have an impact on the Operating Entity’s ability to receive needed materials and services.

In addition, fluctuations in general economic conditions, particularly those affecting the gaming, tourism and hospitality industries, could result in business volume decreases and negatively impact the growth potential of the Operating Entity’s short-term revenue. Economic disruptions could result in economic downturns impacting the regions in which the Operating Entity conducts its business, and could lead to a decline in our customer’s demands for our products, and could negatively affect the collectability of accounts receivable or early termination of agreements. The occurrence of any of the foregoing could materially and adversely impact our business and results of operations.

Further, because the raw materials used to make alcoholic beverages are agriculture products such as yeast, grains, and fruits, the Operating Entity is also susceptible to the impact of natural catastrophes, such as earthquakes, floods, power outages, and other factors that impact the supply or manufacturing of these products.

Political crises, such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics (including and in addition to COVID-19) as demonstrated by recent events in China, could negatively impact our business, financial condition, and operating results. Two-thirds of our sales came from the sale of Chinese liquor manufactured in China and, we believe, a big portion of the products we sell are ultimately sold to Chinese tourists, thus we are especially susceptible to risks relating to China. Please see “Risk Factors — Risks Related to the PRC” for more details concerning how risks relating to the PRC could affect the results of our operations.

Our results of operations are subject to seasonality and other fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue is also largely affected by tourism and public holiday seasons in China, Macau, and neighboring Asian countries, and revenue may increase or decrease because of these activities. The launch of new promotions or the timing of such promotions may further cause our quarterly results to fluctuate and differ from historical patterns. Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control, including but not limited to: (i) fluctuations in overall consumer demand for alcoholic beverages during certain months and holidays; (ii) introduction of new policies or regulatory measures governing travel to Macau; (iii) fluctuations in exchange rates that impact our acquisition costs of imported alcohol products; and (iv) macro-economic conditions and their effect on discretionary consumer spending. If we fail to accurately identify the seasonal trends in our business and match our customer services and supplies in an effective manner, it may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

A reduction in consumer demand for alcoholic beverages, which may result from a variety of factors, could materially and adversely affect our business, results of operations and financial results.

We rely on consumers’ demand for our alcoholic beverages. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, changes in the price of consumer products due to inflation, changes in laws and regulations, public health policies, and perceptions, and changes in leisure, dining, and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our products, our results of operations would be materially and adversely affected. Some of the factors that may cause a reduction in consumer demand for alcoholic beverages include:

●	a general decline in economic or geopolitical conditions which may negatively impact consumers’ discretionary income;

●	a general decline in the consumption of alcoholic beverage products in on-premise establishments, which may result from changes in public health policies, including smoking bans, stricter laws relating to driving while under the influence of alcohol, and procedures implemented to address the COVID-19 pandemic;

●	a generational or demographic shift in consumer preferences away from alcoholic beverages to other substitutes, such as hard seltzer and other lower-calorie alcoholic beverages, as well as non-alcoholic beverages including soft drinks, sports drinks, and water products;

●	increased activity of anti-alcohol groups making alcoholic beverage consumption to be perceived negatively;

●	concern about the health consequences of consuming alcoholic beverage products; and

●	changes in laws and regulations that negatively affect our business, such as any increase in taxes and duties on the import or sale of alcoholic beverage products or the import of such products.

Our portfolio includes a range of luxury alcoholic beverages, and demand for these brands may be particularly susceptible to changing economic conditions and consumer tastes, preferences, and spending habits, which may reduce our sales of these products and adversely affect our profitability. An unanticipated decline or change in consumer demand or preference could also materially affect our ability to forecast future production requirements, which could, in turn, impair our ability to effectively adapt to changing consumer preferences. Any reduction in the demand for our products would materially and adversely affect our business, results of operations and financial results.

Our lack of internal controls over financial reporting may affect the market for and price of our Ordinary Shares.

Our disclosure and internal controls over financial reporting may not be effective. We may not have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis to be able to implement financial controls. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees due to labor legislations and immigration laws of Macau. As a result of these factors, we may experience difficulty establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records, and instituting business practices that meet the U.S. GAAP standards. We may have made and may in the future make mistakes in the financial statements that are included or will be included in our public filings, such as a registration statement, due to lack of internal controls over financial reporting. If we fail to maintain an effective system of disclosure and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired. For more details concerning internal controls over financial reporting, please see “Risk Factors — Risks Related to our Ordinary Shares — We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements”.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Son I Tam, our CEO, Chairman, and principal shareholder, who is responsible for the development and implementation of our business plans. Competition for senior management in Macau is intense and the pool of qualified candidates is limited. We cannot assure you that the services of our senior executive and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave. The loss, for any reason, of the service of Son I Tam or other key personnel, or our failure to recruit, train or retain qualified personnel could significantly and adversely impact our business and the results of operations.

The alcoholic beverages import and export industry in Macau is highly competitive and growing rapidly in the past few years; if we are unable to compete successfully, our financial condition and results of operations may be harmed. As a result, we may lose market share and customers.

The alcoholic beverages industry in Macau has been changing and developing rapidly and has become very competitive in recent years. As it is relatively easy to enter the market, there are many other trading companies providing services of various qualities across Macau. We face competition from long-established traditional Macau alcohol distributors and retailers as well as new companies which rely on modern technology such as E-commerce platforms. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. Increased competition may reduce our profitability, market share, customer base and brand recognition. Competition is mainly based on rates, brand recognition, turnaround time, quality of venue and service levels. Additionally, individual consumers may change their budgets and preferences and choose venues outside Macau that offer lower rates or have access to venues and facilities that we do not have access to, which may have an adverse effect on our competitive position, results of operations and financial condition. There is no assurance that we will be able to compete effectively or successfully against existing or future competitors. Such competitive pressures and uncertainties could materially impact our business operation and financial conditions.

The growth of third-party online and other alcoholic beverages supply intermediaries may adversely affect our margins and profitability.

Our products can also be purchased and distributed through our cooperating agencies or third-party intermediaries whom we have profit sharing arrangements with or pay commissions to. If the volume of any supply intermediary becomes substantial, it may be in a better bargaining position to negotiate a higher profit percentage or commission, or other significant concession from us. As a result, the growth and importance of these supply intermediaries may adversely affect our ability to control the supply and cost of our products, which would in turn adversely affect our margins and profitability.

Any harm to the reputation of the brands and the manufacturers of the alcoholic beverage products that we sell may materially and adversely affect our business and results of operations.

Brand prestige and reputation are critical to the popularity and sales performance of high-end alcoholic beverages. Because we are a wholesaler of high-end alcoholic beverages, we rely on the prestige of the brands and the reputation of the brand owners and their efforts in promoting the brand in the market while we focus more on developing and maintaining sales channels. As such, the success of our business depends heavily upon the status of the brands and the efforts of the brand owners, which are not within our control. Therefore, any harm to the reputation and prestige of the brands of the leading products we sell, such as the Chinese liquor brands Moutai, Wuliangye, or Xijiu, or French cognac brand Remy Martin, or Scottish whiskey brand Macallan, may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We rely on the alcohol product brands’ marketing materials when promoting our products.

The Operating Entity has limited control over the promotional materials used by the alcoholic beverage manufacturers, which may not align with our branding or values. This lack of control can make it difficult for the Operating Entity to differentiate its products from similar products from the same alcohol brand sold by our competitors, as consumers may not see a compelling reason to choose one wholesaler’s products over the others. The Operating Entity’s success in promoting its products is dependent on the manufacturers’ marketing efforts. If the manufacturers’ marketing efforts are not effective, the results of our operation can be negatively impacted.

Our main product sales are highly concentrated on a limited number of product categories.

Although we sell a wide range of alcoholic beverages, including Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol, the three main alcoholic beverages we sell are Chinese liquors, French cognac, and Scottish whiskey. Our sales of these three main categories of products accounted for 95.92%, 99.01% and 99.44% of our total percentage of sales revenue, respectively, for the fiscal years 2024, 2023, and 2022. Our sales of Chinese liquors were by far the most significant component of our revenues, accounting for 87.67%, 96.39% and 92.62% of our total percentage of sales revenue in these time periods, respectively. This means that our success is highly dependent on the overall success of these three categories of products in the market, especially Chinese liquor. If any of these products is not doing well in the market for any reason, such as significant supply shortage, price hike, reputational damage of the brands or their brand owner, it may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If counterfeit products are sold under our brand names and trademarks, our reputation and financial results could be materially and adversely affected.

From time to time, we may work with third-party merchants and dealers, who are separately responsible for sourcing counterfeit products that are sold under our brand names and trademarks. Although we have adopted measures to help consumers verify the authenticity of products sold on the general Macau market and to remove any counterfeit products found by us, these measures may not always be successful. Counterfeit products may be defective or inferior in quality as compared to authentic products and may pose health and safety risks to our customers. If our customers are injured by counterfeit products sold under our brand names and trademarks, we may be subject to lawsuits, severe administrative penalties, and criminal liability. We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold under our brand names and trademarks may severely damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

If we fail to manage our inventory effectively, the results of operations, financial condition and liquidity may be materially and adversely affected.

Our business often requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of our products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand and determine the appropriate product or component to be in inventory.

If we fail to manage our inventory effectively or negotiate favorable credit terms with suppliers, we may be subject to a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect the results of operations and financial condition.

We rely on a limited number of customers for our business.

The Company has a concentration of its revenues with specific customers. As of December 31, 2024, four customers’ accounts receivable accounted for 34.94%, 21.70%, 13.75% and 11.39% of the total outstanding accounts receivable balance. As of December 31, 2023, three customers’ accounts receivable accounted for 43.08%, 19.61%, and 13.48% of the total outstanding accounts receivable balance. As of December 31, 2022, two customers’ accounts receivable accounted for 49.8% and 35.6% of the total outstanding accounts receivable balance. For the year ending on December 31, 2024, two customers accounted for 18.27% and 11.73% of total revenue. For the year ending on December 31, 2023, two customers accounted for 17.69% and 16.15% of total revenue. For the year ending on December 31, 2022, four customers accounted for 15.4%, 12.4%, 10.6% and 10.4% of total revenue.

A loss of any of these customers could adversely affect the operating results or cash flows of the Operating Entity.

The Operating Entity’s revenue depends on the marketing strategies and business plan of third parties.

Our Operating Entity’s revenue is heavily dependent on collaborations with casinos through various programs such as flash sales, consignment, and reward and redemption programs. However, we do not have decision-making power over the timing, scale, and actual implementation details of these events. Consequently, our revenue is susceptible to the management decisions of third-party casinos, which are outside our control.

The Operating Entity does not have long-term contracts with its suppliers, who can reduce order quantities or terminate their sales to the Operating Entity at any time.

Our Operating Entity does not maintain long-term supply contracts with our suppliers. Instead, we primarily procure products in bulk ad hoc in the market based on quality, price, and other commercial terms consistent with prevailing competition and market conditions.

As of December 31, 2024, the Operating Entity purchased approximately 87.6% of its inventory from three suppliers. As of December 31, 2023, the Operating Entity purchased approximately 85.4% of its inventory from two suppliers. For the year ending on December 31, 2022, the Company purchased approximately 89.6% of its inventory from three suppliers.

As of December 31, 2024, accounts payable to three major IPO vendors and one major inventory supplier accounted for 29.63%, 23.05%, 18.73% and 20.61% of the total accounts payable outstanding, respectively. As of December 31, 2023, accounts payable to two major suppliers accounted for 88.89% and 10.31% of the total accounts payable outstanding. As of December 31, 2022, accounts payable to three major suppliers accounted for 66.0%, 15.3%, and 12.7% of the total accounts payable outstanding.

Without long-term supply contracts, our suppliers can reduce quantities or priority of our orders or terminate their sales to us due to circumstances beyond our control or unknown to us. Although we have not historically experienced any significant or prolonged difficulties in our product procurement, potential reduction of supply or loss of any of these established relationships has the capacity to disrupt our procurement operations, necessitating a significant investment of our time and effort to cultivate new supply connections. However, due to the abundance of competitive suppliers, our established ad hoc procurement practice based on prevailing market conditions, and our established market position in Macau, we believe such disruption would likely be temporary, and we would be able to find suitable suppliers in a timely manner and may establish relationships with suitable replacements over time. Nevertheless, if we fail to identify suitable replacement suppliers in a timely manner or with reasonable product pricing for the type of products we specialize in selling, our operation may be disrupted, and our net revenue, gross profit margin, and the results of operations may be adversely and materially impacted.

If we fail to manage and expand our relationships with distributors, dealers, or suppliers, or otherwise fail to source products or services at favorable terms, our business and growth prospects may be adversely and materially impacted.

As of December 31, 2024, we relied on three major suppliers, who supplied 87.6% of our total purchases. As of December 31, 2023, we relied on two major suppliers, who supplied 85.4% of our total purchases. For the fiscal year ending on December 31, 2022, we relied heavily on three major suppliers, who together supplied 89.6% of our total purchases. Our suppliers are concentrated primarily due to our established relationship and familiarity with these suppliers, which helps the Operating Entity maintain a relatively stable and efficient procurement operation. While we have maintained positive relationships with these distributors and suppliers, we recognize that compared to competitors with a more diversified supplier base, our business with concentrated suppliers is more vulnerable to change in economic conditions, labor actions, regulatory changes, natural disasters, or other similar factors. Even if we continue to maintain good relationships with our suppliers, there is always a risk that they may face financial difficulties or go out of business, leaving us without critical products or services. If we are unable to source products or services at favorable prices, our net revenues and gross profit margins may be materially and adversely affected.

In addition, if our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to develop relationships with new suppliers to ensure that we have access to a steady supply of products on favorable commercial terms or to offer sufficient products and services at acceptable prices sought by our customers. Any negative developments in our relationships with distributors, dealers and suppliers could materially and adversely affect our business and growth prospects. If we fail to attract new distributors or dealers to sell our products, or new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

We may regularly encounter actual, potential, or perceived conflicts of interest, including related party transactions, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our customers; (iii) our customers; (iv) us and our employees; (v) our customers and our employees, (vi) us and our controlling shareholder(s), and entities controlled by our controlling shareholder(s), or (vii) us and our directors or executive officers or entities controlled by our directors or executive officers. A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our company. We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees.

As we expand the scope of our business and our customer base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our business naturally exist but are in competition or conflict. In accordance with the BVI Business Companies Act, our currently effective Memorandum and Articles of Association contains certain board of directors disclosure and voting procedures that are designed to identify and address conflicts of interest, including conflicts of interest relating to related party transactions. We have adopted an Audit Committee Charter effective upon the completion of the Company’s initial public offering and the listing of our Ordinary Shares on Nasdaq to include additional internal control and risk management procedures to further address conflicts of interest issues. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our customers’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to customer dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential customers and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Interruptions or failures that impair access to information technology systems could adversely affect the business of the Operating Entity.

The Operating Entity relies on information technology systems to process, transmit, and store information in relation to its operations. These information technology systems may be vulnerable to interruption due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hacking, and other security issues. Any material interruptions or failures in these information technology systems could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternate systems. The costs and potential problems associated with supporting, maintaining, remediating, and upgrading the existing information technology systems, or with implementing new systems, may severely disrupt the Operating Entity’s business operations.

Increased labor costs, inability to retain qualified employees, or unfavorable labor relations may adversely affect the business, financial condition or results of operations.

The Operating Entity aims to motivate and retain qualified employees. Its ability to manage and control labor costs is subject to numerous external factors, including the balance of the supply and demand of the labor market, prevailing wages, unemployment levels, insurance costs, as well as changes in laws and regulations governing wage and employee benefits, including Labour Relations Law (Law No.7/2008) and Law on Employment of Non-Resident Workers (Law No.21/2009), which is the general regime of labor relations in Macau. Any changes in these external factors could significantly increase labor costs, which would reduce the Operating Entity’s net income and cash flows.

Although the Operating Entity has not historically been, and is not currently, subject to significant employment-related claims, The Operating Entity may potentially be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against the Operating Entity and successful in whole or in part, may materially and adversely affect the Operating Entity’s business.

If we are unable to offer premium products and services at attractive prices to meet customer needs and preferences, our business, financial condition, and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue attracting new customers and increasing the spending level of existing customers. Constantly changing consumer preferences have affected and will continue to affect the Macau market. We must stay abreast of emerging lifestyle and consumer preferences and anticipate product and services trends that will appeal to existing and potential future customers. Our customers choose to purchase quality products or services from us due in part to the attractive prices and premium services that we offer with respect to limited version products with less market availability, and they may choose to shop elsewhere if we cannot match the prices, products or services offered by our competitors. If our customers cannot find their desired products or services within our portfolio, they may stop buying our products or using our services, which in turn may materially and adversely affect our business, financial condition and results of operations.

The Operating Entity may not succeed in its cost-saving strategies.

The Operating Entity continues to identify and execute cost-saving opportunities designed to improve operational efficiencies and optimize project management. There is no assurance that the Operating Entity will be able to achieve or sustain cost savings, realize and sustain operational efficiencies, or achieve other benefits that it may initially expect. Such failures may result in various unnecessary costs, temporary operational inefficiencies, and could negatively impact our business, financial condition and the results of operations.

The entry into strategic alliances, or mergers and acquisitions may expose the Operating Entity to additional risks.

The Operating Entity may consider potential strategic alliances that would complement the current product offerings, increase the size and geographic scope of its operations or otherwise present growth and/or other opportunities. Any such developments may entail numerous risks, including:

●	competition with established competitors in new markets, who may have greater knowledge of those markets and resources to expend in those markets than the Operating Entity;

●	difficulties in assimilating acquired operations or products;

●	difficulties in understanding and adapting to local cultural norms, including, but not limited to, consumption patterns, consumer trends and preferences, as well as seasonal effects;

●	diversion of management’s attention from the core business;

●	substantial costs, delays or other operational or financial difficulties, including difficulties in leveraging the expected synergies among the businesses to increase sales and obtain cost savings or achieve expected results;

●	adverse effects on existing business relationships with suppliers and customers;

●	certain other risks involved in entering markets in which the Operating Entity has limited or no prior experience; and

●	reputational and other risks regarding the Operating Entity’s ability to enter new markets successfully or to implement such strategic alliances, including obtaining financing which could dilute the interests of its shareholders, result in an increase in its indebtedness, or both.

In addition, there can be no assurance that the Operating Entity will be able to identify suitable candidates or consummate such transactions on favorable terms or at all. Such failure, or the Operating Entity’s failure to enter new markets, enter strategic alliances, or successfully complete the integration of any new or acquired businesses could have a material adverse effect on its business, prospects, financial condition, liquidity, results of operations and cash flows.

Our management team does not have any experience managing a public company.

Members of our management team do not have experience managing a publicly traded company, interacting with public company investors, or complying with the increasingly complex laws pertaining to public companies. Additionally, some members of our management team were recently hired. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to a public company will subject us to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

The Operating Entity maintains workers’ compensation insurance for its employees and third-party liability insurance for its vehicles in compliance with applicable Macau laws. However, it should be noted that the availability and adequacy of the Operating Entity’s insurance coverage is not guaranteed, and certain types of risks may not be covered, such as war, force majeure, or certain business interruptions. Moreover, there is no assurance that the Operating Entity will be able to renew its current insurance policies on favorable terms upon expiration, which may materially impact its business if claims are not covered or if policies cannot be renewed. It is important to note that the Operating Entity does not have business disruption insurance, and any such event could result in significant costs and divert our resources.

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other extraordinary events could materially and adversely affect our results of operations, financial condition and future prospects.

In addition to the impact of COVID-19, natural disasters such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. In addition, in recent years, there have been other breakouts of epidemics regionally and globally. Normal business operations and results of operations could be adversely affected to the extent that any of the extraordinary events harm the economies of Macau, the PRC or the global economy broadly.

Local taxation may increase, and current tax exemptions may not be extended.

We are subject to the following local taxation:

●	Epsium BVI is incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) (“BVI Act” and the Company and all distributions, interest and other amounts paid by the Company in respect of the Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

●	Any dividends distributed by the Macau subsidiary to Epsium HK may be subject to a Complementary Tax up to 12%, under the Macau Complementary Tax Law.

The loss of any of these exemption benefits or increases in tax rates or imposition of additional taxes may have a materially adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in Macau

The success of our business depends on the tourism and gaming industries of Macau.

Macau’s economy relies heavily on the gaming and tourism industries and, as a result, our business depends on the success of these two industries. The primary driver of our revenue and cash flow is the sale of alcoholic beverages and related services to casinos, hotels, food, and wine wholesalers (who primarily serve casinos), and restaurants and other businesses that rely on the tourism industry boosted by the gaming sector. As our operations are heavily reliant on casino tourism, we are indirectly exposed to the risks that impact the gaming industry, including, but not limited to:

●	dependence on the gaming, tourism and leisure market in Macau;

●	limited diversification of our business and sources of revenue;

●	a decline in economic and political conditions in Macau, China or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

●	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

●	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

●	travel restrictions due to COVID-19 to Macau and austerity measures imposed now or in the future by the governments in China or other countries in Asia;

●	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese or Macau governments;

●	measures taken by the Chinese government to deter gaming activities or marketing of gaming activities to Chinese residents;

●	changes in Macau governmental laws and regulations, or interpretations thereof;

●	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

●	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market; and

●	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps.

Although it is difficult to predict the likelihood that any of these risks may materialize and to quantity the impact on our business operations should any of them materialize, it is not unforeseeable that such risks, should they materialize, their collectively impact could result in a material change in our operations and/or the value of the Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless.

Regulations affecting gaming, tourism or other related industries could materially and adversely impact our business.

Changes to Macau’s gaming or tourism laws could affect the development and revenue of Macau’s gaming industry, leading to an impact on the overall economy since Macau’s tourism industry is closely tied to the gaming industry, with many tourists visiting Macau to experience the gaming culture. As the success of our business depends, to a great extent, on Macau’s tourism and gaming industries, any negative effect on these industries may also negatively affect our operations. For example, Macau has established a licensing system for gaming promoters, known as “junkets”, which have the responsibility of sourcing VIP players for casinos. Traditionally, Macau’s junkets have acted as marketing agents for casinos, playing a vital role in attracting and serving VIP players who typically participate in high-stakes casino games. However, the implementation of Law No. 16/2022 has brought about significant changes to the requirements for obtaining a junket license. These changes involve an increase in the minimum capital and guarantee requirements, additional reviews, and restrictions on junket commission rates. As a result, major casinos in Macau have experienced a notable decline in their VIP betting revenue. Therefore, if there is any change to Macau’s gaming or tourism laws that materially affect the development and revenue of Macau’s gaming industry, leading to an impact on Macau’s overall economy, it could result in a material adverse impact on our business, financial condition, operating results, and/or the value of the Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless.

The implementation of a legal drinking age in Macau could materially and adversely impact our business.

In November 2023, Macau implemented the Law on the Prevention and Control of Minors’ Consumption of Alcoholic Beverages, which prohibits the sale of alcoholic beverages containing alcohol by volume in excess of 1.2 percent to individuals under the age of 18 in Macau. The implementation of the new law in Macau will lead to a decrease in the number of individuals consuming alcoholic beverages. As a result, our customer base, which primarily consists of casinos, liquor stores, and food product and alcoholic beverage distributors, will likely experience negative effects on their sales due to fewer people being able to purchase alcoholic beverages. If our customers witness a decline in their revenue and reduce their purchases of alcoholic beverages, it will directly and adversely affect our business, financial condition, and operational outcomes.

Although the impact of regulatory changes may not be immediate and could take some time to materialize, it is crucial to monitor the situation carefully to see how these changes will affect our business in Macau. If material, negative impacts on Macau’s gaming and tourism industries materialize, such impacts could materially adversely affect our financial condition and operational results.

Conducting business in Macau has certain risks relating to political, economic, and social changes in Macau and China.

Conducting business in Macau involves certain risks relating to changes in the political, economic, and social conditions of China and Macau. Additional risks include changes in Macau’s governmental policies, Macau’s laws and regulations, or exchange control regulations, restrictions on foreign investment, repatriation of capital, measures introduced to combat inflation, such as interest rate hikes, and changes to the rates or method of taxation. Our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. The PRC government may continue to adopt policies and regulatory measures applicable in mainland China aimed at curtailing possible corruption, which, however, may indirectly impact Macau’s gaming and tourism industries. Therefore, we cannot be certain whether new PRC government policies and regulatory measures applicable in mainland China may indirectly but nevertheless materially and adversely affect our business, financial condition, results of operations or prospects.

The number of visitors to Macau from China and elsewhere may decline due to natural disasters, outbreaks of disease, terrorist attacks, security alerts, military conflicts, regulatory restrictions of travel, or other factors.

Macau’s subtropical climate and location on the South China Sea subjects it to extreme weather conditions, including typhoons and heavy rainstorms. For example, in 2022, there were six typhoons that impacted areas within 800 kilometers of Macau. Unfavorable weather conditions or other natural disasters such as earthquakes, tsunamis, or major typhoons could severely disrupt transportation to Macau and prevent gaming patrons from travelling to Macau. Similarly, material events such as outbreaks of infectious diseases, including COVID-19, terrorist attacks, security alerts, or military conflicts could have a negative impact on travel and leisure expenditures, including lodging, gaming, and tourism. Any PRC restriction that results in the decrease of visitors from China to Macau may adversely affect Macau’s economy and our business. For instance, the PRC traditionally has imposed restrictions on PRC residents’ travel to Macau. Although, to our knowledge, the PRC has not implemented new restrictions affecting PRC residents’ ability to travel to Macau since 2008, there is no assurance that there will not be future restrictions and other factors that may negatively impact the flow of visitors from China. Any of these, or other factors such as riots or demonstrations, could have a negative impact on visitor arrivals to Macau from China and elsewhere. If the number of visitors from the China and elsewhere decrease, it may affect Macau’s tourism industry which in turn could reduce retailer consumers of alcoholic beverages in Macau thus could indirectly and adversely affect our business. Should this materialize, it could materially and adversely affect our business, financial condition, results of operations or prospects.

Fluctuation in the value of the Hong Kong dollar, U.S. dollar, Pataca or RMB may adversely affect our expenses and profitability.

While our reporting currency is the U.S. dollar, the majority of the Macau Subsidiary’s revenues are denominated in Hong Kong dollars and Macau Patacas. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies of the Macau Subsidiary. The fluctuation in the value of the Hong Kong dollar and Macau Patacas against the U.S. dollar may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged since 1983 and the Macau Pataca is pegged to the Hong Kong dollar, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar or that the Macau Pataca will remain pegged to the Hong Kong dollar. In addition, because the currency market for Macau Patacas is relatively small and undeveloped, our ability to convert large amounts of Macau Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may have difficulty converting Macau Patacas into U.S. dollars, which could hinder our ability to service certain expenses denominated in U.S. dollars. On the other hand, to the extent that we are required to convert U.S. dollar financings into Hong Kong dollars or Macau Patacas for our operations, fluctuations in the exchange rates between Hong Kong dollars or Macau Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

Furthermore, the depreciation of RMB against U.S. dollar or Hong Kong dollar will affect the purchasing power of visitors from China, which in turn may affect the visitation and level of spending at Macau. To date, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations. Any significant fluctuations in the exchange rates mentioned above may have a material adverse effect on our business, financial condition, results of operations or prospects.

Inflationary pressures resulting in governmental action to control economic growth and inflation could lead to adverse material and adverse impact on our profitability and operating expenses.

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses and may have a material adverse effect on our business, financial condition, results of operations or prospects.

Issues in the collectability and timing of collection of our account receivables could materially and adversely affect our results of operations and financial condition.

Our cash flow depends on the timely receipt of payments from our customers. There is no assurance that our customers will pay us on time and in full. Should we experience any unexpected delay or difficulty in collecting account receivables from our customers, it may have a material adverse effect on our revenues, business, financial condition, results of operations or prospects.

Any restrictions of cash flows among Epsium BVI, Epsium Hong Kong, and our Operating Entity in Macau may adversely affect our ability to meet our financial requirements or make dividend or other shareholder distributions to our shareholders.

Epsium BVI is a holding company with no operations of its own. We conduct our operations in Macau primarily through our Macau subsidiary. We may rely on dividends to be paid by our Macau subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our Macau subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

If the Company determines to pay dividends on any of the Ordinary Shares in the future, as a holding company incorporated in the British Virgin Islands, the Company will be dependent on receipt of funds from Epsium HK. Epsium HK, in turn, will be dependent on the receipt of funds from the Operating Entity. Current Macau regulations permit the Operating Entity to pay dividends to Epsium HK. Payments of dividends by Epsium HK is subject to Hong Kong regulations. There are currently no restrictions on dividends transfers from Hong Kong to the British Virgin Islands and to U.S. investors. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries and no transfers, dividends, or distributions to our shareholders.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Although we do not currently have cash or assets in the PRC and our Hong Kong subsidiary, Epsium HK, does not have substantive operations other than facilitating inventory procurement in Hong Kong, to the extent cash or assets in the business is in the PRC, Hong Kong or a PRC or Hong Kong entity in the future, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or our subsidiary by the PRC government to transfer cash or assets.

We are subject to Hong Kong and Macau laws and regulations that are generally applicable to Hong Kong entities and Macau entities, including Hong Kong and Macau laws and regulations that result in oversight over data security.

Our majority-owned direct subsidiary Epsium HK, as a Hong Kong registered entity, is subject to Hong Kong laws generally applicable to Hong Kong entities, including Hong Kong laws and regulations that result in oversight over data security. Epsium HK is a holding company and does not conduct any substantive operations in Hong Kong except for facilitating inventory procurement in Hong Kong for our only operating subsidiary, which is in Macau. Epsium HK does not maintain any office facility or personnel, does not have revenue or expenses other than those associated with inventory procurement in Hong Kong from a few Hong Kong beverage distributors. We believe Epsium HK is compliant with the laws and regulations governing its existence and business operations in Hong Kong, including without limitation, laws and regulations relating to data privacy and anti-monopoly, to the extent such laws and regulations are applicable to Epsium HK. Due to the predominantly wholesale nature and limited scale of our overall business and our lack of substantive operations in Hong Kong (except for facilitating inventory procurement), we do not believe laws and regulations relating to data privacy and anti-monopoly in Hong Kong currently have any impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange.

Our majority-owned indirect operating subsidiary, Luz, as a Macau registered entity, is subject to Macau laws generally applicable to Macau entities. Luz is an import trading and wholesaler of primarily alcoholic beverages in Macau. We believe Luz is compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data privacy and unfair competition and anti-monopoly, to the extent such laws and regulations are applicable to Luz. Luz’s direct customers primarily consist of supermarkets, restaurants, hotel casinos and other retailers in Macau and it generally does not conduct retail sales. Due to the predominantly wholesale nature and limited scale of our operations solely via Luz in Macau, it is not part of Luz’s business activities, nor does it have any access, to gather private data from the ultimate retail consumers of our downstream distributors such as supermarkets, restaurants, hotel casinos and other retailers in Macau. As such, we do not believe laws and regulations relating to data privacy and anti-monopoly in Macau currently have any impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange.

Risks Related to the PRC

We operate only in Macau through our Macau operating entity, Luz, and are subject to Macau laws and regulations, including the Basic Law. As a Hong Kong registered entity, Epsium HK is subject to Hong Kong laws generally applicable to Hong Kong entities. However, as a holding company without any substantive operations in Hong Kong except for facilitating inventory procurement in Hong Kong for our Macau operating entity, Epsium HK does not maintain any office facility or personnel and has no revenue or expenses other than those related to inventory procurement in Hong Kong. As such, we do not believe that Epsium HK’s legal and operational risks in Hong Kong, such as legal and operational risks associated with Hong Kong data security oversight, anti-monopoly concerns, ability to conduct business in Hong Kong or accept foreign investment or list on a U.S. or other foreign exchange, are material to our business, financial condition, results of operations, prospects, our ability to conduct business in Hong Kong or accept foreign investment operations, or list on a U.S. or other foreign exchange because Epsium HK does not currently engage in activities subject to these laws and regulations.

Although we and our subsidiaries are not based in China and we have no operations in China, we may be subject to legal and operational risks indirectly by virtue of doing business with parties in China or even directly if we decide to operate in China in the future. Additionally, each of Macau and Hong Kong is a Special Administrative Region of the People’s Republic of China with its own legal system under the Chinese policy of “one-country, two-systems,” which poses unique risks to our investors. If there is a significant change to current political and legal arrangements in Macau or Hong Kong, or between China and Macau, or China and Hong Kong, or if there is a duly declared state of war or state of emergency endangering national unity or security under the existing respective Basic Law of Hong Kong and Macau, however unlikely, it could potentially impact Macau and Hong Kong companies. Companies operated in Macau or Hong Kong may face the same or similar regulatory risks as those faced by companies operated in the PRC, such as risks relating to the ability to offer securities to investors, list securities on a U.S. or other foreign exchange, or accept foreign investment.

Macau and PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.

All our operations are in Macau. Under the “one country, two systems” principle, Macau Special Administrative Region of the People’s Republic of China (Macau) is governed by its local constitution, the Basic Law, which was promulgated by the NPC, the highest legislative body of the PRC (including Macau and Hong Kong SARs), to be the governing law in Macau and to establish Macau as a SAR. The Basic Law vests Macau, as a SAR different from other provinces and municipalities of the PRC, with executive, legislative and independent judicial powers (including that of final adjudication) and intends to ensure that “[t]he socialist system and policies shall not be practiced in the Macao Special Administrative Region, and the previous capitalist system and way of life shall remain unchanged for 50 years.” (Article 5).

Article 18 of the Basic Law explicitly provides that “national laws” of the PRC “shall not be applied in Macao” except for those listed in Annex III to the Basic Law (“Annex III”), which is permitted to only include laws “relating to defense and foreign affairs as well as other matters outside the limits of the autonomy of” Macau. Currently, only 12 PRC laws are listed in Annex III relating to such matters fundamental to a country’s sovereignty and identity, such as the PRC’s capital city, calendar, national anthem, national flag, national emblem, the National Day of the PRC, nationality of the PRC citizens, diplomatic privileges and immunities, consular privileges and immunities, territorial sea and the contiguous zone, exclusive economic zone and continental shelf, garrison, immunity from judicial compulsory measures for property of foreign central banks.

However, Macau, including the Macao Peninsula, Taipa Island and Coloane Island, has been part of the territory of China since ancient times and, by virtue of the Joint Declaration and the Basic Law, has become subject to the sovereignty of the People’s Republic of China and is deemed a “local administrative region of the People’s Republic of China” since its establishment as a SAR under the Basic Law. As such, for so long the laws in Annex III are confined to the subject matter described in the paragraph immediately above, Article 18 authorizes the Standing Committee of the NPC to add to or delete from laws in Annex III after consulting with Macau’s Standing Committee of Basic Law and Macau government, whose Chief Executive shall be ultimately appointed by the Central Government (Article 47). Additionally, pursuant to Article 18, the Central Government can apply “relevant national laws” in Macau if the NPC decides to “declare a state of war or, by reason of turmoil within the Macao Special Administrative Region which endangers national unity or security and is beyond the control of the government of the Region, decides that the Region is in a state of emergency.”

Therefore, if there is a duly declared state of war or state of emergency endangering national unity or security under the existing Basic Law or that the Basic Law is fundamentally amended by the National People’s Congress of the PRC, however unlikely, because Macau is a constituent part of the PRC, it could potentially impact Macau’s legal system and may create uncertainty in whether existing PRC laws would be made applicable in Macau and Macau entities such as Luz, our Operating Entity in Macau. If so, our business, financial condition, results of operations, and prospects could be materially affected, and it may also affect our ability to offer or continue to offer securities to investors and significantly affect the value of such securities. Please refer to “Regulation – The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution” for a more detailed discussion of the Basic Law.

Additionally, we have trademarks registered in both Hong Kong and Macau. The intellectual property rights and confidentiality protections in Hong Kong and Macau may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Macau legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The PRC economy has a great impact on tourism activities in Macau. Meanwhile, the PRC government has exercised and continues to exercise substantial oversight and supervision over virtually every sector of the Chinese economy through regulation and state ownership.

Our business may be harmed by the decrease in tourism due to changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. The PRC local jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision to adjust the economic policies or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could impact the interest we then hold in Chinese properties. For example, in recent years, to combat the spread of the COVID-19 pandemic, governments worldwide, including the PRC and Macau SAR implemented many restrictive policies and measures, including quarantines, travel restrictions, lockdowns, and temporary closure of stores and business facilities. Although the Chinese government has since lifted many of these restricted policies and measures, the impact of COVID-19 pandemic and these restrictive policies and measures may have long-term effects on the Chinese economy. Further, if any of COVID-19’s new variants, such as SARS-CoV2, become a significant threat in China or if another epidemic outbreak emerges and affects China, there is no assurance that the Chinese government will not adopt restrictive measures in response. The COVID-19 pandemic and these government policies and measures may cause decreased economic activity in China, which may, in turn, adversely affect our operating results.

Uncertainties with respect to the PRC legal system could materially affect us, as China is the country of origin of the Chinese liquor, our main product, and we partially rely on suppliers operating in the PRC region and a few of our clients are PRC entities.

We are a top wholesaler of high-end Chinese liquor in Macau. We primarily procure products in bulk ad hoc in the market without formal long-term supply and distribution arrangements. For the fiscal year ended December 31, 2024, our top supplier is EPL ALLIANCE PTE LTD., constituting 36.51% of our total purchases. A few of our clients are PRC corporates. There is no assurance that we may not have more suppliers or customers from the PRC. PRC manufacturers and distributors of Chinese liquor are subject to PRC laws and regulations. However, China’s legal system is still evolving, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to interpretation by PRC regulatory agencies. In particular, because some of these laws, rules, and regulations are relatively new and because of the nonbinding nature of court decisions, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and are not always uniform and predictable. In addition, published laws and regulations may not be able to codify all policies and practices of various governmental agencies in China in a timely manner. As a result, Chinese liquor manufacturers and suppliers may also need to adjust their operations from time to time following guidance provided by competent governmental agencies. These uncertainties may affect judgment on the relevance of legal requirements and affect and cause uncertainties in the business operations of manufacturers and suppliers of Chinese liquor, which may cause a chain reaction to indirectly and ultimately affect us.

For instance, the PRC anti-corruption and bribery policies and enhanced enforcement may affect the sale and consumption of high-end Chinese liquor, moon cakes, and other items typically used as gifts for relationship building and consumed in banquets, during holidays and festivals; any PRC restrictions on the issuance of travel documents may adversely affect Macau’s tourism industry, reducing the spending on high-end Chinese liquor by mainland Chinese tourists in Macau; national laws and local policies in the PRC that affect any material aspects of the production and operation of Chinese liquor manufacturers may affect the overall availability of high-end Chinese liquor in the market, for instance, if the PRC adopts more stringent standards for certain areas, such as environmental protection or corporate social responsibilities to further limit industrial chemical and wastewater discharge in alcohol productions, our suppliers and customers may incur increased compliance costs and may pass those increased costs on to us. Additionally, there have been calls for health policy responses to alcohol consumption and harm, industry structure, and marketing practices in China, according to a recent article published in the United States National Library of Medicine (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9141045/). If PRC laws and policies are implemented to curtail the overall consumption of alcohol in Chinese society, it may reduce the overall market demand, leading to reduced supply and ultimately impacting our business. Although we cannot predict the full effects of future developments in the PRC legal system on our business operations, materialization of the foregoing known potential factors, individually or accumulatively, may materially affect the manufacture and supply of Chinese liquor and ultimately have a material impact on our business, financial condition, results of operations, and prospects.

Additionally, because Macau is a constituent part of the PRC, should the Basic Law be fundamentally amended by the NPC, however unlikely, there are also risks that the PRC authorities may have the ability to intervene or influence our operations by adopting new laws, regulations, or policies to exert oversight and control over offerings conducted overseas and/or foreign investment in Macau-based issuers, which could result in a material change in our operations and/or the value of our securities. If there is a significant change to current political arrangements between China and Macau, companies operated in Macau may face similar regulatory risks as those faced by companies operated in the PRC, including the ability to offer securities to investors, list securities on a U.S. or other foreign exchange, or conduct business or accept foreign investment. These risks will become even more prominent and direct if we expand our operations into or develop a physical presence in China. If such circumstances arise, relevant risks may arise. Please refer to “Risk Factors – Risks Related to the PRC - Macau and PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” for more details. Please refer also to “Regulation – The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution” for discussions regarding the lack of direct applicability of the PRC laws to Macau and the lack of direct jurisdiction of departments of the Central Governments, provincial and municipal governments of the PRC in Macau.

The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On December 18, 2020, the HFCAA was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCAA. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, The SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued the Determination Report which found that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in PRC and Hong Kong, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations, i.e., PCAOB Identified Firms. PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in PRC and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in PRC and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act (“CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor, TAAD, LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Diamond Bar, California, and is subject to inspection by the PCAOB on a regular basis. Our auditor was last inspected by the PCAOB in 2021. Nevertheless, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC or Macau and have securities listed on a U.S. stock exchange. Although we do not have any operations in the PRC, some of our suppliers and customers are based in China, and there is no assurance that we may not find it desirable and in the best interests of our shareholders to expand our operations to China, in which case, we would be subject to the same risks and uncertainties faced by China based companies. Additionally, although, to our knowledge, Macau has not been subject to PCAOB investigations that are conducted in a similar manner to those conducted upon China and Hong Kong, and the PCAOB’s ability to exercise oversight authority over Macau based accounting firms has not been called into questions likely due to the fact there are only limited numbers of Macau based companies listed in the United States, there is no assurance that the designation of Macau would not become an issue in the future. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business should we start an online retail business platform directly targeting our sales at mainland consumers.

While we are currently not subject to the laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, should we establish a retail platform directly targeting retail customers and collecting a sufficient amount of their personal information to grow our business further in the future, we may be subject to the oversight of the CAC and its regulations and measures.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC (“SCNPC”) on June 10, 2021, and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulations on data protection and conducted several rounds of relevant inspections. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021 (the “Necessary Personal Information Rules”), require that the operators of mobile apps shall not deny the users who do not consent to the collection of unnecessary personal information from using the basic functions and services of such apps. In addition, under the Necessary Personal Information Rules, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an app’s basic functional services. The basic functional services of the operating entities’ apps are providing instant messaging services through texts, pictures, voice, and video, where the necessary personal information includes mobile phone numbers and account numbers of registered users and lists of accounts of instant messaging contact persons.

Neither we nor the Operating Entity is subject to cybersecurity and data security review by the CAC because of Article 18 of the Basic Law. As of the date of this annual report, we have not received any notice from any authorities identifying the Operating Entity as CIIOs or requiring us or the operating entities to undergo a cybersecurity review or network data security review by the CAC. However, should we establish a retail platform in the PRC that directly targets PRC consumers and collect personal information of over a million of such consumers, such potential PRC platform would likely be subject to the oversight of the CAC and its regulations and measures. If so and if we fail to comply with the CAC regulations and measures as a result of the CAC oversight, we could incur material costs to ensure compliance and be subject to fines. Additionally, we could experience devaluation of securities or delisting, may no longer be able to conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. Please refer to “Risk Factors – Risks Related to the PRC - Macau and PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.” for more details.

Please refer to “Regulations – The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution” for discussions regarding the lack of direct applicability of the PRC laws to Macau and the lack of direct jurisdiction of departments of the Central Governments, and provincial and municipal governments of the PRC in Macau.

There is no assurance that Macau will not enact local laws like the Trial Measures promulgated by the CSRC, which could subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

The Trial Measures, and the revised Archives Rules, once enacted, do not presently subject us to additional compliance requirements as we are not a “domestic company”, and they have no general application in Macau SAR because of the Basic Law. However, we cannot assure you that Macau will not enact similar laws as the Trial Measure that could subject us to additional compliance requirements or that we would be able to meet such requirements. Any such future requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Risks Related to our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by the Company or our competitors;

●	announcements of new products and services and expansions by the Company or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about the Company, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments that affect the Company or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares. Volatility or a lack of positive performance in the price of our Ordinary Shares may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If the Company were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our operations and require the Company and/or the Operating Entity to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, the Company may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The price of our Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. Our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trade, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, people buying or selling in relatively small quantities may easily influence the prices of our Ordinary Shares. This low volume of trade could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There is no assurance that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, the holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover the Company downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

Substantial future sales or the perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market following our initial public offering, including by resale shareholders pursuant to the resale prospectus that was included in the same registration statement on Form F-1, or the perception that such sales could occur, could cause the market price of our Ordinary Shares to decline. The Ordinary Shares sold in the IPO and by resale shareholders under the resale prospectus are freely transferable without restriction or additional registration under the Securities Act. The certain remaining Ordinary Shares that were outstanding following the IPO and private placements became eligible for sale upon expiration of the 180-day lock-up period, which commenced on the date of our IPO, subject to volume and other applicable restrictions as provided in Rules 144 and 701, as applicable, under the Securities Act. Because the securities held by our Resale Shareholders are not subject to similar lock-up restrictions, the Resale Shareholders may freely sell their shares through the Resale Prospectus in the open market. The Resale Shareholders purchased their respective shares in 2021 and then in 2023 at $0.02 per share, which is substantially lower than the offering price in the IPO. As such, the Resale Shareholders may be willing to accept a lower sales price than the price investors pay, which could substantially lower the market price of our Ordinary Shares. Additionally, other pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 (after meeting the required holding period and other requirements) after the completion of the IPO. Because these shareholders have paid a lower price per Ordinary Share than participants in the IPO, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sale price than the IPO price. The foregoing factors could negatively impact on the trading price of the Ordinary Shares to your detriment. We cannot predict what effect, if any, market sales of securities held by the Resale Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. To the extent shares are released before the expiration of the lock-up period and sold in the market, the market price of our Ordinary Shares could decline.

The Company currently does not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Ordinary Shares for return on your investment.

The Company currently intends to retain most, if not all, of the available funds and any future earnings to fund development and growth. As a result, the Company does not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

The Company’s board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands law. The dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. Under British Virgin Islands law, e may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to pay our debts as they fall due; and the value of the assets of our Company exceeds the sum of our total liabilities. Even if the Company’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, the Company’s capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

The Company has broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) the Company raises more money than required for the purposes explained in the section titled “Use of Proceeds” in the prospectus relating to its initial public offering or (ii) the Company determines that the proposed uses set forth in that section are no longer in the best interests of the Company, the Company cannot specify with any certainty the particular uses of such net proceeds that the Company will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and the Company may spend or invest these proceeds in a way with which the shareholders disagree. The failure by our management to apply these funds effectively could harm the business and financial condition. Pending their use, the Company may invest the net proceeds from the initial public offering in a manner that does not produce income or that loses value.

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

The Company is a business company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to the Company under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from the common law of England, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection for minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e., the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law since the common law of the BVI for business companies is limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the British Virgin Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “item 10. Additional Information - B. Memorandum and Articles of Association — Differences in Corporate Law”.

Certain judgments obtained against the Company by our shareholders may not be enforceable.

The Company is a British Virgin Islands company and substantially all of our assets are located outside of the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China (including those of Macau) may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We may not be able to pay any dividends on our Ordinary Shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

There can be no assurance that the Company will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, the Company does not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2023 or in the foreseeable future. However, the determination of whether the Company is a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause the Company to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether the Company is or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain guidance from the Internal Revenue Service, or IRS, relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If, due to different interpretations of such regulations and guidance, the percentage of our passive income or the percentage of our assets treated as producing passive income increases, the Company may be a PFIC in one or more taxable years. If the Company is a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

For as long as the Company is an emerging growth company, the Company will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The Company is classified as an “emerging growth company” under the JOBS Act because the Company generated less than $1.235 billion in revenues for our last fiscal year. For as long as the Company is an emerging growth company, which may be up to five full fiscal years, unlike other public companies, the Company will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. The Company will remain an emerging growth company for up to five years following the completion of its initial public offering, although the Company will lose that status sooner if the Company has more than $1.235 billion of revenues in a fiscal year, has more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that the Company relies on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. Our election to take advantage of any of the benefits of the extended transition period for complying with new or revised accounting standards allows for the delay of the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such the Company is exempt from certain provisions applicable to U.S. domestic public companies.

Following the closing of our IPO, we have been subject to reporting obligations under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors, and principal shareholders purchase or sell our shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country’s law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from Nasdaq corporate governance listing standards. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a “controlled company” under the Nasdaq Stock Market Rules, our Company may choose to exempt the Company from certain corporate governance requirements that could have an adverse effect on shareholders.

We are currently a “controlled company” within the meaning of the corporate governance listing requirements of Nasdaq because Mr. Son I Tam, as our CEO, Chairman, and principal shareholder, currently owns more than 50% of our outstanding Ordinary Shares. As of the date of this annual report, Mr. Tam, as the controlling shareholder of the Company, can decide on all matters requiring shareholder approval or matters which may be approved by shareholders under the Company’s Memorandum and Articles of Association by virtue of his controlling ownership in the Company based on his direct and indirect ownership (through Epsium HK) of the Company’s outstanding Ordinary Shares, including the election of directors, amendment of memorandum and articles of association, and approval or disapproval of major corporate transactions, such as a change in control, a transaction with take-over effect, merger, consolidation, or sale of assets. The Company has adopted a Code of Business Conduct and Ethics to impose certain review procedures that require independent director review and approval of conflict of interests and related party transactions, which applies to all directors, officers, and employees of the Company, including Mr. Tam. Additionally, the Company has adopted an Audit Committee Charter effective upon the completion of the IPO and the listing of our Ordinary Shares on Nasdaq to include additional internal control and risk management procedures to further address conflicts of interest issues.

Nevertheless, a controlled company may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in Nasdaq rules and the requirement that our compensation and nominating committees consist entirely of independent directors. Although we do not intend to rely on the controlled company exemption under Nasdaq rules, we could elect to rely on this exemption in the future. If we elect to rely on the controlled company exemption, a majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, our shareholder would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

The Operating Entity’s functional currency is the Macanese Pataca, Epsium HK’s functional currency is the Hong Kong dollar, and the reporting currency of the Company is the U.S. dollar. Changes in exchange rates, or revaluations, could adversely impact our business and results of operations.

The Operating Entity conducts its business in MOP, Epsium HK conducts its business in HKD and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rates between HKD and USD, or MOP and USD, affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar and the Macau Pataca against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in local political and economic conditions and perceived changes in the economy of Hong Kong, Macau and the United States, as applicable. Any significant revaluation of the Hong Kong dollar or the Macau Pataca may materially and adversely affect our cash flows, revenue and financial condition. Further, changes in the conversion rates between the United States dollar and the Hong Kong dollar, and the United States dollar and the Macau Pataca, could affect that amount of proceeds we will have available for our business.

We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.

In preparing our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) our lack of proper documentation for transactions involving our Operating Entity and certain related parties controlled by Mr. Tam, our CEO, Chairman, and principal shareholder, and the intermingling of funds between Mr. Tam and the Operating Entity relating to such transactions, (ii) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (iii) certain cutoff issues concerning revenue and inventory recognition requiring adjustments thereto, (iv) lack of effective policies and procedures in place to provide adequate, independent oversight over financial reporting, timely preparations and review of accounting records (including general journal entries), and (v) a lack of clarity on job responsibilities and segregation of duties among certain staff. Additionally, we have identified significant deficiencies in that the Company manually, as opposed to using an EPR system, to integrate its inventory and accounting record, which could lead to errors; and we had a high frequency of cash transactions, the documentation of which should be improved. Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) appointing or nominating independent Board members with financial reporting experience or proficiency; (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iii) adopting a Code of Business Conduct and Ethics and a Cash Management Policy on September 27, 2023. Additionally, we also plan to address the weakness by (i) formulating and adopting proper internal control policies and financial control system to monitor, detect, and avoid any unsuitable transactions and to ultimately improve our internal control over financial reporting status; (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; and (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. Although, we are taking remedial measures to improve the effectiveness of our controls, we cannot assure you that the measures we take will be sufficient to remediate the material weaknesses described above and identified in the future or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses in our internal controls over financing reporting.

Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

The Company will incur increased costs as a result of being a public company, particularly after the Company ceases to qualify as an “emerging growth company.”

Following the completion of the IPO, the Company has become a public company and expect to incur significant legal, accounting and other expenses that the Company did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. The Company expects these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier.

As a result of becoming a public company, the Company will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. The Company also expects that operating as a public company will make it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, the Company will incur additional costs associated with our public company reporting requirements. It may also be more difficult for the Company to find qualified persons to serve on our board of directors or as executive officers. The Company cannot predict or estimate with any degree of certainty the amount of additional costs the Company may incur or the timing of such costs.

In addition, after the Company is no longer an “emerging growth company”, the Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

The Company may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. The Company would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and the Company fails to meet additional requirements necessary to maintain our foreign private issuer status. If the Company loses our foreign private issuer status on this date, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, the Company will incur significant additional legal, accounting, and other expenses that the Company will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The obligation to disclose information publicly may put the Company at a disadvantage to competitors that are private companies.

Following the completion of the Company’s IPO, the Company has become a public company in the United States. As a public company, the Company is required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to the Company and shareholders. Although the Company may be able to attain confidential treatment of some of our developments, in some cases, the Company will need to disclose material agreements or results of financial operations that the Company would not be required to disclose if the Company were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with the Company. Similarly, as a U.S. public company, the Company is governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Epsium BVI was incorporated under the laws of British Virgin Islands on March 24, 2020, formerly known as Shengtao Investment Development Limited. On April 23, 2021, the Company changed its name to EPSIUM ENTERPRISE LIMITED. Under our Memorandum and Articles of Association adopted on August 26, 2021, we increased our authorized shares from 50,000 shares to 1,000,000,000 shares, including 800,000,000 ordinary shares and 200,000,000 preferred shares, with a par value of $0.00002 per share. In August 2020, we issued a total of 54,000,000 ordinary shares to our founder Son I Tam. From September 8 to September 16, 2021, we sold through a Regulation S offering a total of 6,002,670 ordinary shares to 75 shareholders at a price of $0.02 per share for an aggregate purchase price of $120,053 On June 1, 2023, 69 shareholders transferred all of their respective shares, a total of 5,302,780 Ordinary Shares, to two minority shareholders of the Company, at a price of $0.02 per share, for an aggregate purchase price of $106,056.

On February 8, 2024, pursuant to the written resolutions signed by all the directors of the Company, the Company accepted the surrender of shares by each shareholder of the Company (the “Share Surrender”) and approved the cancellation of the surrendered shares (the “Share Cancellation”) such that following the Share Surrender and the Share Cancellation, the total number of issued shares held by each shareholder of the Company will be reduced to 20% (or 1/5) of such shareholder’s shareholding before the Share Surrender. As a result of the Share Surrender and the Share Cancellation, the total number of issued shares of the Company reduced from 60,002,670 ordinary shares to 12,000,534 ordinary shares, with a par value of $0.00002 per share. The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation.

Epsium HK was incorporated on March 12, 2020, under the laws of Hong Kong, SAR China, with 80% of the equity interest held by Epsium BVI and 19% individually held by our founder, CEO, Chairman, and principal shareholder Son I Tam, and 1% by Chi Long Lou.

Epsium Enterprise Limited is a company organized under the laws of the Hong Kong Special Administration Region of the People’s Republic of China (“Hong Kong”) and an 80%-owned subsidiary of Epsium BVI. Epsium HK is a holding company and does not conduct any substantive operations in Hong Kong except for facilitating inventory procurement in Hong Kong for our only operating subsidiary, which is in Macau. Epsium HK does not maintain any office facility or personnel. As a Hong Kong registered entity, Epsium HK is subject to Hong Kong laws generally applicable to Hong Kong entities such as laws related to enforceability of civil liabilities.

Luz was incorporated on February 23, 2010, in Macau, under the laws of Macau, SAR China, with 80% of the equity interest held by Epsium HK, and 20% individually held by our founder, CEO, Chairman, and principal shareholder Son I Tam. The registered principal activities of Luz include alcoholic beverages import.

Epsium Enterprise Limited is a company organized under the laws of the Hong Kong and an 80%-owned subsidiary of Epsium BVI. Epsium HK is a holding company and does not conduct any substantive operations in Hong Kong except for facilitating inventory procurement in Hong Kong for our only operating subsidiary, which is in Macau. Epsium HK does not maintain any office facility or personnel. It has no revenue or expenses other than those associated with inventory procurement in Hong Kong from a few Hong Kong beverage distributors. All of Epsium’s operations are conducted in Macau by Luz, our Macau operating subsidiary. As a Hong Kong registered entity, Epsium HK is subject to Hong Kong laws generally applicable to Hong Kong entities. We believe Epsium HK is compliant with the laws and regulations governing its existence, operations, and taxes in Hong Kong, including without limitation, laws and regulations relating to data privacy and anti-monopoly, to the extent such laws and regulations are applicable to Epsium HK.

Luz is an import trading and wholesaler of primarily alcoholic beverages in Macau. Luz’s direct customers primarily consist of supermarkets, restaurants, hotel casinos and other retailers in Macau and it generally does not conduct retail sales. Due to the predominantly wholesale nature and limited scale of our operations solely via Luz in Macau, it is not part of Luz’s business activities, nor does it have any access, to gather private data from the ultimate retail consumers of our downstream distributors such as supermarkets, restaurants, hotel casinos and other retailers in Macau. As a Macau registered entity, Luz is subject to Macau laws generally applicable to Macau entities. We believe Luz is compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data privacy and unfair competition and anti-monopoly, to the extent such laws and regulations are applicable to Luz. For more details, please see “item 4.B Business Overview - Regulations”, “Risk Factors — Risks Related to the PRC” and “Risk Factors — Risks Related to Doing Business in Macau”.

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at https://epsium-group.com/.

B. Business Overview

Overview

We are a holding company incorporated under the laws of British Virgin Islands on March 24, 2020, formerly known as Shengtao Investment Development Limited. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Luz. Luz is an 80% owned subsidiary of Epsium HK. As of the date of this annual report, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, and the founder of Epsium and Luz, directly holds (i) 80.369% ownership interest in Epsium, (ii) 19% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

To the extent references to “we”, “us”, and “our” are used in the context of a discussion or description of products, operations, market and other commercial activities, such references relate to Luz, the Operating Entity and not its direct or indirect parent companies unless the context clearly suggests otherwise.

Luz is an import trading and wholesale seller of beverages in Macau. Through Luz, we import and sell a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages we sell include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Among these products, the three main alcoholic beverages we sell are Chinese liquors, French cognac, and Scottish whiskey. Our sales of these three categories of products accounted for 95.92%, 99.01% and 99.44% of our total percentage of sales revenue for the fiscal years 2024, 2023, and 2022, respectively.

As a wholesale seller, we operate in the downstream segment of the value chain of alcoholic beverage market in Macau. The value chain of alcoholic beverage market generally consists of three segments, as illustrated in the chart below:

In the upstream of the value chain are suppliers of raw materials used in producing alcoholic beverage products and suppliers of materials for packaging alcoholic beverage products. In the midstream of the value chain are manufacturers of alcoholic beverage products. In the downstream of the value chain is the distribution network that includes general distributors, multi-tier sub-distributors, wholesalers, retailers, and other miscellaneous sales channels that ultimately bring products to end consumers. In this annual report, for the purpose of clarity, we differentiate our usage of the term “wholesalers” from the term “distributors”. We generally refer to merchants that primarily procure products in bulk on an ad hoc basis in the market without formal long-term supply and distribution arrangements as “wholesalers”. We generally use the term “distributors” to include general distributors that directly contract with manufacturers, and sub-distributors that have a formal, and often contractual, relationship with general distributors and upper-tier distributors on the distribution chain. A product’s distribution network may involve a short and direct chain of distribution, or it may be long and complex, involving many tiers of distributors, sellers, and various other sales channels and platforms in between:

●	direct distribution: refers to the mode of distribution when the manufacturers directly sell the products to the end consumers without distributors as intermediaries or when the channel length is less complex. An example of direct distribution is when a manufacturer sells through its proprietary stores, supermarkets, or E-commerce platforms such as Amazon or eBay directly to the consumer.

●	indirect distribution: involves numerous channels of distribution in-between manufacturers and end consumers. Such channels of distribution may involve multiple tiers of distributors, wholesale sellers, retailers, and on-remise locations such as supermarkets, restaurants, bars, clubs, event venues where such products are consumed.

A manufacturer may engage in selective distribution with limited outlets where they sell their products, or exclusive distribution which only allows certain retailers to carry the products in its stores.

Selling premium alcoholic beverages requires deep product expertise and an understanding of the general and local market. Our founder, CEO, Chairman, and principal shareholder, Mr. Son I Tam, has more than 15 years of experience in the alcoholic beverage distribution business in the greater China region. In particular, Mr. Tam was instrumental in formulating and executing the marketing and sales strategies for Remy Martin and Macallan’s products in Macau while working at Remfly Wines & Spirits Ltd., a leading regional alcoholic beverages distributor, retailer, and the then general distributor for Remy Martin and Macallan brands in China and Macau. Mr. Tam also founded and serves as director of Meng Wa Agency Company Limited, an alcoholic beverage imports and trading company that has been sourcing alcoholic products from more than 15 countries.

Mr. Tam founded Luz in 2010. Luz’s long-standing operation and track record of success have helped solidify our reputation as a key player in Macau’s high-end alcoholic beverage wholesale market. Such a reputation is especially valuable for high-end alcoholic beverage products with a high risk of counterfeiting. We operate only in Macau. Macau’s economy consists mainly of its gaming, hospitality, and tourism industries. We believe a large portion of the alcoholic beverages we distribute ultimately are sold to tourists and casino customers in Macau. As a result, the success and growth of our business is significantly tied to the status of the gaming, hospitality, and tourism industries in Macau. Additionally, Macau is a special administrative region of China and close in geographic proximity to the mainland China and Hong Kong. Macau’s economy relies heavily on Chinese tourists and the economic and political conditions of China and Hong Kong.

The Products We Sell

As a wholesaler in the value chain of the alcoholic beverage market, we do not conduct any manufacturing operation. We procure alcoholic beverages from the market ad hoc based on our business objectives and the prevailing market conditions and sell these products to retailers, other sellers, and on-premise locations through consignment arrangements with hotels and casinos as described more in “Business – Our Competitive Advantages – Mutually beneficial collaboration with hotel casinos with value-added services” below. The three main alcoholic beverages we sell are Chinese liquor, cognac, and whiskey. The combined revenue from our distribution of these products accounted for 95.92%, 99.01 and 99.44% of our total percentage of sales revenue for the fiscal years 2024, 2023, and 2022, respectively.

Chinese Liquor

Chinese liquor in general

Chinese liquors have numerous varieties. Their raw materials are primarily grains, rice, glutinous rice, wheat, barley, and millet, coupled with fermenting agents such as distilling yeast. Chinese liquors are typically made through a process of boiling, saccharifying, fermenting, distilling, aging and blending. They are generally colorless or yellowish with alcohol by volume between 35% and 60%. Each type of Chinese liquor uses a distinct type of medium for fermentation unique to the distillery to achieve a distinctive and characteristic flavor profile. After a specialized aging process, additional flavors and aromas are produced, which elevates the level of complexity of the liquor.

Since the Third China Alcoholic Beverage Evaluation Conference held in 1979, Chinese liquors have been classified using a unified standard based on their aromas, production process and saccharifying agents. According to the Frost & Sullivan Report, there are currently 12 recognized aroma types for Chinese liquors as summarized in the chart below:

Some of the most prestigious and popular Chinese liquor brands are Moutai (茅台),Wuliangye (五粮液), Guojiao (国窖), Yanghe(洋河), Jiannanchun (剑南春), Fenjiu (汾酒), Langjiu (郎酒), Gujinggongjiu (古井贡酒), Xijiu (习酒), and Diaoyutai (钓鱼台).

The top Chinese liquor brands Moutai, Wuliangye, and Yanghe-branded Chinese liquor were also the top three selling brands globally based on sales value in 2022, according to the Frost & Sullivan Report. Global sales of Chinese liquor reached $156.7 billion in 2022, representing 30.2% and the large market share of the $486.3 billion in global sales of alcoholic beverages for that year. Sales of Chinese liquor under brands Moutai, Wuliangye, and Yanghe were the top three selling brands globally, accounting for 3.2%, 1.9%, and 1.1%, respectively, of the global market share.

Sale of Chinese liquors is our most significant operation. For the fiscal years 2024, 2023, and 2022, our sales of Chinese liquors were by far the most significant component of our revenues, accounting for 92.62%, 96.39% and 87.67% of our total percentage of sales revenue in these time periods, respectively.

Chinese liquors: “Moutai” brand

The main Chinese liquor we sell is Moutai liquor, produced in Guizhou Province in China by Kweichow Moutai Co., Ltd. (“Kweichow Moutai”). Moutai-branded liquor is made by distilling from fermented sorghum, undergoing at least four years of brew buried in urns. “Moutai” brand has a long-established history and is recognized as an important Chinese cultural heritage by the Chinese government. Moutai brand is one of the most prestigious Chinese liquor brands. It ranked 14th on the “Kantar BrandZTM Most Valuable Global Brands 2022” list and was the most valuable liquor brand with a brand value of $103,380M on this global bands list (https://www.kantar.com/en-cn/inspiration/brands/2022-kantar-brandz-top-100-most-valuable-global-brands). According to the Frost & Sullivan Report, in 2020, Kweichow Moutai was the market leader in revenues among Chinese liquor manufacturers and attained a market share of approximately 16.2% in the Chinese liquor industry in the PRC.

Moutai-branded liquor is classified as a “Chinese Liquor with Sauce Aroma (酱香)” under the official classification system in China and sold in several different varieties and packaging illustrated in the chart below:

According to Kweichow Moutai’s 2022 annual report and the Frost & Sullivan Report, measured by sales in retail value, sales of Moutai accounted for approximately 87% of total sales in 2022, including the Feitian Moutai, Aged Moutai, and sales of other series liquor accounted for approximately 13% of Kweichow Moutai’s total sales in 2022.

Moutai liquor is sold through direct channels such as retail stores, specialty stores, proprietary stores, supermarkets, shopping malls, and E-commerce platforms to end consumers, and indirect distribution networks to end consumers. A distributor of Moutai liquor generally distributes four types of Moutai: Feitian Moutai, Aged Moutai, Laojiu Maotai, and Xilie Moutai, while only selected distributors designated by Kweichow Moutai distribute Customized Moutai. According to Kweichow Moutai’s 2022 annual report and the Frost & Sullivan Report, there were 2,084 distributors, including sub-distributors, for Feitian Moutai, Aged Moutai, Laojiu Maotai, and Xilie Moutai in China, and 105 distributors responsible for the overseas’ market, including Macau. As a wholesaler, we procure these products from the market on an ad hoc basis and do not have any formal long-term supply arrangements with Moutai or any Moutai distributors. As such, Moutai’s distribution arrangements with any distributor tend to have a significant direct impact on our general ability to procure Moutai liquor from the market.

Luz’ has been in the business of importing and selling alcoholic beverages in Macau since its inception in 2010. Our founder Mr. Tam also founded Luz and is a veteran in the alcoholic beverages’ distribution and wholesale business for more than 15 years. With Luz’s long operating history, established track record and reputation in the business, we have not experienced significant difficulties in procuring alcoholic beverages in accordance with our operational objectives and budgets. We sell Feitian Moutai, Aged Moutai, Laojiu Moutai, as well as Customized Moutai. For fiscal years 2024, 2023, and 2022, the percentages of our sales from the distribution of Feitian Moutai, Aged Moutai, Laojiu Moutai, and Customized Moutai relative to our total revenues for each such year are set forth below:

	2022	2023	2024
Feitian Moutai	77.20%	84.40%	63.47%
Aged Moutai	4.20%	4.23%	1.59%
Laojiu Moutai	N/A	N/A	N/A
Customized Moutai	4.55%	4.83%	25.27%

Moutai liquor has a long-standing popularity among Chinese consumers for celebratory consumption, gifting, and collection. The consumption of Moutai is typically influenced by seasonal factors, particularly peak traveling seasons during the Chinese Lunar New Year in January or February, and the Mid-Autumn Festival and National Day holidays in early October. It is common for distributors to increase inventory in advance of major festivals or peak seasons in anticipation of higher demand.

Chinese liquor: other brands

We also distribute a small quantity of Xijiu-branded Chinese liquor, manufactured by Gui Zhou Xijiu Co., Ltd. For fiscal years 2024, 2023, and 2022, our sales from the distribution of Xijiu liquor accounted for 0.43%, 1.17% and 0.51% of our total annual sales in those respective years.

Cognac

For the fiscal years 2024, 2023, and 2022, our sales of cognac accounted for 0.79%, 1.52% and 10.22% of our total sales in these time periods, respectively. During these years, significant percentages of our cognac sales were sales of Remy Martin cognac that we procured ad hoc from distributors of this product. Our sales of Remy Martin cognac accounted for 0.82%, 0.13% and 0.52% of our total sales in these years, respectively.

Whiskey

For the fiscal years 2024, 2023, and 2022, our sales of whisky accounted for 2.64%, 1.17% and 1.62% of our total revenues for these years, respectively. In the fiscal years 2023, our sales of Macallan single malt Scottish whisky accounted for 83.80% of our total Whisky sales, while in 2024, almost 100% of all whiskeys we sold were Macallan single malt Scottish whisky. We procured these procured ad hoc from distributors of this product.

Our Collection of Rare Alcoholic Beverage Products

In addition to alcoholic beverage products that we sell in our ordinary course of business, we also collect alcoholic beverages that are not readily available in the market. Our carefully curated collection includes a significant quantity of prized Moutai, Remy Martin, and Macallan, which are highly coveted by collectors and connoisseurs alike. We refer to these alcoholic beverages as rare alcoholic beverages. We do not currently sell these products as part of our regular operations. Instead, we plan to sell these products through auctions. We believe collecting and auctioning the right type of rare alcoholic beverages can be very lucrative and a great addition to our wholesale operations. As of December 31, 2024, our collected products constituted 23.70% of the value of the total assets. Currently there are no established auction houses in Macau. Should and when the auctions will take place, it will be undertaken via internationally renowned firms, such as Sotheby’s, Christie’s, or Acker Wines.

We choose our selection primarily based on the market trend and our assessment of a product’s potential for value appreciation. Value appreciation for an alcoholic beverage is affected by many factors in addition to product quality, such as brand recognition, prestige, vintage of the product, popularity based on changing consumer taste preferences, degree of rarity of the product in the market, and demand for the product. Selecting rare beverage products with great potential for value appreciation for collection requires deep industry experience and sound judgment. Collecting rare alcoholic beverages requires substantial cash investment and involves risks of loss due to poor judgment.

Our current collection of rare alcoholic beverages includes high-vintage alcoholic beverages under Moutai, Remy Martin, Macallan brands and famous brands of wines such as Carruades de Lafite, Château Latour, Château Lynch-Bages, Château Pichon Baron, and Penfolds Grange. Among our collections, Macallan branded products appeared to have appreciated the most overall, many with an increase of 100% in value. Next, Chinese liquor, especially Moutai, has also shown a remarkable appreciation in recent years due to the brand’s prestige and popularity among Chinese consumers, including a middle class with increasing purchasing power and the nouveau riches created by the Chinese economic growth. For the fiscal years ending December 31, 2024, 2023, and 2022, the value of our collection accounted for 23.70%, 20.90%, and 44.45% of our net inventories, respectively.

We strive to source and acquire exceptional rare alcoholic beverage products on the market and have developed strong relationships with key suppliers and collectors in the industry. We believe our commitment to acquiring and collecting rare alcoholic beverage products sets us apart from other alcoholic beverage wholesalers.

Competition

We are a wholesaler of alcoholic beverages in Macau. Through Luz, we import and sell a broad range of premium alcoholic beverages, including Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Our sales of Chinese liquors, French cognac, and Scottish whiskey, our three main categories of products, accounted for 95.92%, 99.01% and 99.44% of our total percentage of sales revenue for the fiscal years 2024, 2023, and 2022, respectively. As such, we compete primarily in the high-end Chinese liquor, Brandy, and Whiskey segments of the wholesale alcoholic beverage market in Macau. According to the Frost & Sullivan Report, the wholesale value of Chinese liquor, Brandy, and Whisky accounted for 16.5%, 16.5%, and 18.1%, respectively, of the total wholesale value of alcoholic beverages in Macau in 2022.

Chinese liquor segment

We primarily compete in the high-end Chinese liquor wholesale market segment in Macau. Our sales from high-end Chinese liquor accounted for 92.62%, 96.39% and 86.57% of our total percentage of sales revenue for 2024, 2023, and 2022, respectively. According to the Frost & Sullivan Report, although there are more than 100 wholesalers of high-end Chinese liquor in Macau, the market is relatively consolidated, with the aggregate three-year sales revenue of the top three wholesalers of high-end Chinese liquor for the years 2020 and 2022 accounting for approximately 64.2% of the market shares, in which Luz ranked as the number one wholesaler with a market share of 30.7%.

Brandy and whiskey segments

In addition to offering high-end Chinese liquors, we also provide a wide range of other alcoholic beverages, with a particular focus on brandy and whiskey. In fact, the combined sales of these two liquors accounted for 3.30%, 2.70%, and 11.83% of our total sales for the fiscal years 2024, 2023, and 2022, respectively. These beverages are categorized under wine and spirit, which also include other beverages such as vermouth and wine made from fresh grapes. According to the Frost & Sullivan Report, there are over 200 wine and spirit wholesalers in Macau as of the end of 2022. The wholesale market for wine and spirits in Macau is relatively fragmented, with the top three wholesalers holding a market share of 14.0% in 2022.

Our Competitive Advantages

We believe factors that impact a wholesaler’s competitive position generally include (i) credibility-based industry expertise and successful track record, (ii) stable relationship with suppliers and customers, and (iii) mutually beneficial collaboration with hotel casinos with value-added services; These competition factors also represent entry barriers to new participants seeking to enter into the alcoholic beverage market. We believe we enjoy certain advantages in the Chinese liquor wholesale market in Macau, which is the primary market segment in which we compete, described as follows:

●	Credibility based on industry expertise and successful track record.

Selling premium alcoholic beverages requires deep product expertise and an understanding of the general and local market. Our founder, CEO, Chairman, and principal shareholder, Mr. Son I Tam, has more than 15 years of experience in the alcoholic beverage distribution business in the greater China region. In particular, Mr. Tam was instrumental in formulating and executing the marketing and sales strategies for Remy Martin and Macallan’s products in Macau while working at Remfly Wines & Spirits Ltd., a leading regional alcoholic beverages distributor, retailer, and the then general distributor for Remy Martin and Macallan brands in China and Macau. Mr. Tam also founded and serves as the Director of Meng Wa Agency Company Limited, an alcoholic beverage import and trading company that has been sourcing alcoholic products from more than 15 countries.

Mr. Tam founded Luz in 2010. Luz has been in the business of importing and selling alcoholic beverages in Macau since its inception. Under the leadership of Mr. Tam, Luz has established a successful track record and has become a leading wholesaler of alcoholic beverages in Macau with a focus on premium brands. In particular, Luz was ranked as the number one wholesaler of Chinese liquor in Macau measured by the aggregate sales revenue between 2020 and 2022. Luz’s long-standing operation and successful track record have helped solidify our reputation as a key player in Macau’s high-end alcoholic beverage wholesale market. Such a reputation is especially valuable for high-end alcoholic beverage products with a high risk of counterfeiting.

●	Stable relationship with suppliers and customers

Because of our long-standing operating history and deep connections in Macau, we have established stable relationships with various suppliers and customers. For instance, one of our major suppliers supplied 20.60%, 4.69% and 54.86% of our total purchases during fiscal years 2024, 2023 and 2022, respectively.

Due to the Company’s long operating history and reputation in the alcoholic beverage wholesale market in Macau, the Company has established a stable network of sales channels and customers. Among our customers, eight of them were our customers in each of 2024, 2023 and 2022, and among our major customers whose sales accounted for at least 10% of our total sales in any of 2024, 2023 and 2022, two of them were our customers in all three years.

●	Mutually beneficial collaboration with hotel casinos with value-added services

Additionally, we have been collaborating with hotel casinos through consignment arrangements. Prestigious hotel casinos commonly make luxury products available to customers to purchase or redeem as part of their rewards programs. We are well-positioned to collaborate with these hotel casinos because of our ability to provide a large variety of high-end, sought-after, and rare alcoholic beverages, especially rare vintage Chinese liquor. A casino’s ability to make such products available to its VIP guests adds to its prestige and attractiveness. These prestigious hotel casinos are selective concerning their collaborating partners due to their emphasis on quality, brands, credibility, and concerns over counterfeiting risks. We are especially suited to collaborating with prestigious hotel casinos because of our ability, as the leading wholesaler of Chinese liquor in Macau, to source genuine, rare vintage Chinese liquor that is extremely short in supply and not readily available in the open market in Macau. Our expertise in these products also enables us to add further value to hotel casinos by helping them educate their customers. For instance, we help hotel casinos organize vintage Chinese liquor tasting events targeting their VIP clients. We supply products for such events and also provide on-the-premise training and seminars for such events.

Market for such rare vintage Chinese liquor is not transparent, and there is often no established market price for these products. Our ability to source and supply genuine rare alcoholic beverages enables us to set the market price and often command high-profit margins in our consignment-based sales.

Our hotel casino consignment-based sales accounted for 8.60%, 5.06% and 5.89% for fiscal years 2024, 2022, and 2024, respectively. Although consignment-based sales do not currently represent a significant percentage of our total sales, it contributed to our profit margin by an average of 15.68% over the past three years. Collaborating with prestigious hotel casinos represents a growth opportunity because of the economy of scale afforded by working with large hotel casino chains with many hotel casinos under management. It also solidifies our credibility and prestige in Macau’s alcoholic beverage market and generates goodwill, which we believe would help us generate more derivative sales in general.

Please refer to “Business – Marketing and Sales – Marketing in General – Collaborations with casinos: Consignment Arrangements” for more details regarding our consignment arrangements with hotel casinos.

Suppliers

For the fiscal years 2024, 2023, and 2022, the three most significant alcoholic beverage products we distributed were: Chinese liquor, Scottish whiskey, and French Cognac.

As a wholesaler of alcoholic beverage products, we procure the products we sell from the market ad hoc based on our business objectives and the prevailing market conditions. As such, we generally do not have formal long-term supply arrangements with distributors of the alcoholic beverages we sell.

An imported alcoholic beverage is generally priced in the currency of the country of the product origin, and its exchange rate with MOP (Macanese Pataca) fluctuates constantly. Therefore, the exchange rates will affect the purchase prices of imported alcoholic beverage products, thus, the profit margins of an importer. Additionally, buying the right products at the right time, such as products with a great potential for value appreciation, is akin to investing. Decisions on the timing and choice of inventory procurement require a significant level of judgment based on industry expertise and insights into the relevant market conditions and other industry factors, which is crucial to the survival and success of an importer. With more than 15 years of experience, he rose through the ranks to become the director of Remfly Group, one of the industry leaders in the Greater China region. During his time there, Remfly became the biggest importer of fine wine and spirits and was the exclusive distributor of renowned brands such as Remy Martin in Macau and Hong Kong.

Luz’ has been in the business of importing and selling alcoholic beverages in Macau since its inception in 2010. Our founder Mr. Tam also founded Luz and has been an alcoholic beverages distribution and wholesale business veteran for more than 15 years. With Luz’s long operating history, established track record, and reputation in the business, we have not experienced significant difficulties in procuring alcoholic beverages in accordance with our operational objectives and budgets. Through the volume of products, we purchased over the years, we have established stable relationships with our major suppliers. The value of our purchase from these supplies accounted for a significant portion of our total purchase.

We consider our major suppliers to be those suppliers that accounted for more than 10% of our overall purchases. Although our purchases were concentrated on major suppliers, as set forth below, in each of fiscal years 2024, 2023 and 2022, there was none supplier that was consistently a major supplier. As we procure alcoholic beverages from the market ad hoc based on our business objectives and the prevailing market conditions, we do not normally have long-term supply contracts with our suppliers, including our major suppliers. Instead, in our ordinary course of business, we have an established practice in issuing standard purchase orders to our suppliers for each purchase with simple price, quantity, delivery, and payment terms.

As of ending of December 31, 2024, we had three major suppliers, who supplied an aggregate of 87.6% of our total purchases. Their respective percentages of our total purchases were as follows:

No.	Supplier	Percentage of Total Purchases
1	Wines and Spirits Importer D	36.5%
2	Wines and Spirits Importer G	30.5%
3	Wines and Spirits Importer E	20.6%
	Total	87.6%

As of ending of December 31, 2023, we had two major suppliers, who supplied an aggregate of 85.4% of our total purchases. Their respective percentages of our total purchases were as follows:

No.	Supplier	Percentage of Total Purchases
1	Wines and Spirits Importer E	72.6%
2	Wines and Spirits Importer D	12.8%
	Total	85.4%

For the fiscal year ended December 31, 2022, we had three major suppliers, who supplied an aggregate of 89.6% of our total purchases that year. Their respective percentages of our total purchases were as follows:

No.	Supplier	Percentage of Total Purchases
1	Wines and Spirits Importer A	54.9%
2	Wines and Spirits Importer B	21.0%
3	Wines and Spirits Importer C	13.7%
	Total	89.6%

Our operating results are affected by the cost and availability of alcohol products discussed above. See “Risk Factors— The Operating Entity does not have long-term contracts with its suppliers, who can reduce order quantities or terminate their sales to the Operating Entity at any time” and “Risk Factors – Risks Related to Our Business and Industry - If we fail to manage and expand our relationships with distributors, dealers, or suppliers, or otherwise fail to source products or services at favorable terms, our business and growth prospects may be adversely and materially impacted” for more details.

Customers

We consider our major customers to be those customers that account for more than 10% of our sales revenues. Although our sales highly concentrated on our major customers in the fiscal years 2022 through 2024, we did not rely on sales to any single customer. As set forth below, we did not have any top customer that was consistently a top customer year after year, and we did not have any customer who accounted for more than 18.5% of our total sales in each of 2024, 2023 and 2022. In concentrating on sales to top customers in a given year without having to rely on any single customer consistently year after year, we are better able to streamline and manage our sales operations, maintain a relatively small salesforce and reduce associated administrative costs.

As of ending of December 31, 2024, we had two major customers, whose sales accounted for an aggregate of 30.0% of our total sales. Their respective percentage of our total revenues are as follows:

No.	Customer	Percentage of Total Sales
1	Casino and Hotel Group A	18.3%
2	Food Product and Alcoholic Beverage Distributor D	11.7%
	Total	30.0%

As of ending of December 31, 2023, we had two major customers, whose sales accounted for an aggregate of 33.8% of our total sales. Their respective percentage of our total revenues are as follows:

No.	Customer	Percentage of Total Sales
1	Liquor Store B	17.7%
2	Food Product and Alcoholic Beverage Distributor C	16.1%
	Total	33.8%

We had four major customers for the year ended December 31, 2022, whose sales accounted for an aggregate of 48.8% of our total sales. Their respective percentage of our total revenues are as follows:

No.	Customer	Percentage of Total Sales
1	Food Product and Alcoholic Beverage Distributor A	15.4%
2	Food Product and Alcoholic Beverage Distributor B	12.4%
3	Supermarket Chain A	10.6%
4	Liquor Store A	10.4%
	Total	48.8%

Marketing and Sales

Marketing in General

As a wholesaler of alcoholic beverages of famous or established brands, we generally leverage the marketing efforts of the brand owners and stakeholders in promoting the brands and focus on spreading in-depth knowledge and enhancing the perception of the specific products we sell. We accomplish these objectives through target exposure of the products, in-person customer visits, and other sales and promotional events.

Our goal and practice have been to formulate effective and tailored marketing strategies that reflect the characteristics of the products being sold and the preferences of our target customers. Depending on our arrangements with our suppliers and the status of a particular product in the market, we may conduct more focused and intensive advertising and promotional activities as necessary. For instance, pursuant to our agreement with one supplier of several high-end but lesser known Chinse liquor brands: Xijiu, Shandong Jingzhi, and Huijishan Tang Song, we promoted these brands through activities such as:

●	outdoor display of product images in high traffic places;

●	casino indoor display of tangible products in cabinets, and product images display on banners, ceiling posters, and digital display on TV and LED screens in high traffic areas;

●	holiday promotions, themed events, and tasting and drinking events in clubs and other on-premise locations; and

●	participation in high-profile industry exhibits.

Additionally, our sales team regularly visits or meets with our customers to educate them about our products. These activities help to cultivate customers’ in-depth knowledge and discerning taste, which we believe is especially important for high-end alcoholic beverages sales. These activities enhance our reputation, generate goodwill and loyalty, and further solidify our overall relationship with our customers.

Collaborations with casinos: Consignment Arrangements

Macau’s hotel casinos and related entertainment establishments are great attractions to tourists worldwide. Many regional and international tourists visit Macau primarily to engage in gaming activities. In addition, Macau’s status as a duty-free port and its booming hospitality industry also help to make it a destination for visitors and collectors interested in luxury shopping and dining experience and other recreational activities. High-end alcoholic beverages are popular shopping items among visitors to Macau.

To enrich customer experience and enhance customer retentions, hotel casinos in Macau offer their visitors diverse shopping, dining, and other recreational options in addition to gaming activities. They commonly run rewards and redemption programs to incentivize customers to visit, return and spend more time and engage in more activities, within the casinos that eventually turn into profit for the casinos. These programs typically offer customers opportunities to earn points based on activities that the casinos promote, such as gaming, lengthy stays, and spendings in casinos. These points are redeemable for various rewards, perks, and merchandizes, such as alcoholic beverages for free.

Supplying alcoholic beverages to hotel casinos in collaborative arrangements has been one of our important sales channels. We have collaborated with major hotel casino chains such Melco Resorts & Entertainment Limited, MGM Grand Paradise, Galaxy Casino, Venetian Macau, and SJM Resorts. Our collaboration with these hotel casinos is primarily based on consignment arrangements, in which we supply our alcoholic beverage products to these casinos on a consignment basis for them to offer to their customers to purchase, or as merchandise rewards in their various rewards and promotion programs. Before these products are sold by the hotel casinos to their customers or used in their rewards and promotion programs, we continue to hold the titles to these products. As such, the hotel casinos who hold these products in consignment are not obligated to pay us for these products until they are sold. Once these products are sold or applied by the hotel casinos to their customers or in their promotion programs, these products are deemed to have been bought by the hotel casinos, and they become obligated to pay us for these products at a purchase price previously agreed to between us and the hotel casinos. The consignment arrangements allow the hotel casinos to set the retail prices of these products when selling to their customers and retain any profit beyond their retail prices and the prices at which we supply them. Consignment sales provide another revenue stream to the collaborating casinos without them having to advance funds to pay for the products sold through consignment and inventory.

These consignment arrangements allow us to tap into the collaborating hotel casinos’ extensive customer base, especially affluent international tourists and casinos’ VIP guests with significant purchasing power and discerning taste for premium alcoholic beverages. Our collaborative relationship with large and popular hotel casino chains also enhances our prestige and solidifies our status as a key player in the alcoholic beverage wholesale market in Macau.

Consignment arrangements can be a relatively stable sale channel because they are mutually beneficial to the collaborating parties. We would also benefit from the economy of scale when collaborating with large hotel casino chains with many hotel casinos in their chains. For the fiscal years of 2024, 2023 and 2022, our consignment-based sales accounted for 8.60%, 5.06% and 5.89% of our total sales in these time periods, respectively. As part of our growth strategy, we plan to further expand our sales by establishing consignment relationships with more hotel casino chains in Macau.

Challenges and Growth Opportunities and Strategies

We face challenges in the alcoholic beverage wholes sale market in Macau and have formulated strategies to achieve continued growth in the market in which we operate.

Challenges: we primarily face the following challenges:

●	Alcoholic beverages import and trading market in Macau does not have high entry barriers for any compliance-mind party equipped with adequate financial resources.

●	Success of a distributor for a brand may be short-lived because successful introduction, promotion, and establishment of a brand and its pricing in a new market may create a double-edged sword for the distributor responsible for the success. This is so because the brand owner will likely become less reliant on the continued efforts of a distributor once the brand is established and may terminate the distributor or raise wholesale product prices that leave much less profit margin for the distributor. Thus, without strategies to counter this double-edged dynamic, a distributorship may be short-lived, and its growth potential may be limited.

●	As high-end alcoholic beverages are expensive, it requires large working capital in our inventory procurement and careful management of our inventory and working capital.

Growth opportunities and strategies: we intend to implement the following strategies to take advantages of the growth opportunities:

●	Create and sell highly personalized high-end alcoholic beverage products.

We plan to leverage our unique expertise in alcoholic beverage market in Macau and our deep understanding of the needs of high-end customers and casinos to transition from a pure wholesaler to a manufacturer of highly personalized high-end alcoholic products. Our target customers for such products will be casino VIP guests, affluent tourists, and the nouveau riches, who are looking for exclusive and luxury products as status symbols.

●	Create our own private labeled products.

As an established alcohol distributor with extensive knowledge of the liquor market, we have observed that many high-quality whiskey brands are not reaching their full potential in the Macau market due to ineffective marketing and promotional strategies. We recognize that although these brands often have excellent distilleries and products with exceptional quality, they lack the expertise to effectively introduce their products to the market, resulting in their underperformance in pricing and market share and missed growth opportunities. We believe we can leverage our position and bargaining power in the alcohol beverage wholesale market in Macau to purchase some of these high-quality whiskeys in bulk with a goal to limit their availability in Macau. Our plan is to rebrand these whiskeys under our own labels and, by implementing innovative marketing and promotional strategies, to reintroduce them to the market to maximize their potential. In particular, we plan to source 30-year-old whiskey casks from reputable brewers that produce high-quality products and have these premium liquors made into bespoke bottles that are adorned with our Company’s insignia and each customer’s name. The addition of our customization service will provide us with a significant increase in profit margins and a boost to our overall profitability. By doing so, we intend to cater to our target clientele’s unique tastes and preferences while also showcasing our commitment to providing premium products. Through our transition from a distributor to a producer, we seek to establish ourselves as a leading brand in the premium alcoholic beverage industry in Macau. We are confident that our dedication to quality and customer satisfaction will enable us to achieve our goals and create a lasting impression in the minds of our customers.

●	Launch an E-commerce platform for retail sales and marketing.

As E-commerce has become a mainstream way of conducting business, especially retail commerce, we believe launching an online platform to conduct retail business and showcase our products will provide a convenient platform for customers to browse and purchase our products. We expect that our future online store will also serve as a marketing platform to showcase our unique products, run promotional campaigns, and help us reduce overhead costs typically associated with maintaining a physical store, such as rent, utilities, and staffing. We expect the proposed E-commence platform to work especially effectively on our private labeled products once launched. Overall, we believe an E-commerce platform will enable us to expand our wholesale business to retail business and bring more recognition to our own brands.

Seasonality

Holidays, festivals, and special celebratory events are high seasons and occasions for alcoholic beverage purchases and consumptions. Likewise, busy tourism seasons are generally also high seasons for alcoholic beverage purchases and consumptions. As such, our business is generally seasonal, fluctuating based on the festivals and holidays of Macau and the surrounding regions, especially China. Typically, the first quarter of a year is our busiest season, followed by the third and fourth quarters, with the second quarter being our slowest season in sales. As the seasonality factors are relatively predictable, we are generally able to prepare our inventory accordingly to meet the market demand.

Intellectual Property

As of the date of this annual report, we hold 2 trademarks in Macau, 1 trademark in Hong Kong, and 2 domain names. We rely on a combination of intellectual property laws and restrictions on disclosure to protect our intellectual property rights. However, there is no assurance that this form of protection will be successful in any given case, since the laws in Macau do not protect proprietary rights as fully as in the United States.

As of the date of this annual report, our intellectual property rights have not been subject to any adverse claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights in Macau or Hong Kong. We have not been involved in any litigation or other claims related to any third party’s intellectual property rights. The first chart below presents information about the two trademarks that we have registered or applied for. The second chart below presents information about some patents that we have the authority to use through certain licensing agreements with the inventors.

Type	Name	Issuing Authority / Registration Institution	Trademark Number	Application Date	Status	Expiration Date
Trademark	(Trademark Class: 35)	The Government of the Macau Special Administrative Region, Economic and Technological Development Bureau,	190127	April 8, 2022	Registered	April 8, 2029
	(Trademark Class: 36)		190128	April 8, 2022	Registered	April 8, 2029
	(Trademark Class: 35 and 36)	The Government of the Hong Kong Special Administrative Region, Trademarks Registry Intellectual Property Department,	305849371	April 1, 2022	Registered	March 1, 2032
Domain	luzmacau.com				Registered
	epsium-group.com				Registered

Employees

As of the date of this annual report, we have 13 full-time employees on our payroll, among which 3 are in general administration, 2 in accounting and finance, 5 in operation management, 1 in project management, and Mr. Tam as our CEO and Mr. Au Yeung as our CFO.

Division	Responsibilities	Number of Employees
General Administration	Business administration, human resources, filing and archiving, legal review, and daily procurement.	3
Accounting & Finance	Asset management, bookkeeping, budgeting, and clearing	2
Operation Management	Online promotion and offline execution.	5
Project Development	Project assessment, project management and supervision, project collaboration and implementation	1
Executive Officer	Anything encompassed under Administrative Authority in the Articles of Association of Luz	2
Total		13

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Legal Proceedings

As of the date of this annual report, we are not a party to any material lawsuits, nor are we aware of any threats of lawsuits against us that could have a major impact on the Operating Entity’s business. However, we may, in the future, be subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by shareholders and claims by third parties, including suppliers, business partners, or regulators.

Insurance

The Operating Entity has purchased the following insurance:

	Insured Type	Address	Coverage
1	Office	Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau	Decoration, computer, office equipment and goods (alcoholic beverages)
2	Warehouse	Rua da Doca dos Holandeses 16-28 Ind. Oceano (Bloco 2) 12D, Macau	Inventories (alcoholic beverages)
3	Employees	-	Employee’s compensation insurance

Our Property and Facilities

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China. As of the date of this annual report, the Company’s leases are the following:

Location	Space (square feet)	Use	Lease Term
Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau	1,484	Office space	September 7, 2023, to September 6, 2025
Rua da Doca dos Holandeses 16-28 Ind. Oceano (Bloco 2) 12D, Macau	3,654	Warehouse	May 1, 2020, to April 30, 2027

Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies, and requirements that have a significant impact on our Operating Entity’s business in Macau. This summary does not purport to be a complete description of all the laws and regulations that apply to our Operating Entity’s business. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual reports, which may be subject to change.

The Basic Law of the Macau SAR promulgated by the National People’s Congress of the PRC (“NPC”), the highest body of the PRC legislature, as Macau’s Constitution

Prior to Macau being returned to the PRC, Macau had been subject to Portuguese colonial administration for 450 years and was established as a SAR of the PRC on December 20, 1999, pursuant to the 1987 Sino-Portuguese Joint Declaration (the “Joint-Declaration”) after negotiations between the two governments.

The Joint-Declaration sets forth fundamental principles to ensure that Macau is to be governed by the PRC under the “One Country, Two Systems” principle. To implement such principles and in accordance with the Constitution of the PRC, which is the highest law of the PRC (including Macau and Hong Kong SARs), the “Basic Law of the Macao SAR of the People’s Republic of China” was promulgated by the NPC, the highest body of the PRC legislature, and signed into law by the then Chinese President Jiang Zemin on March 31, 1993. The Basic Law codified the principle of “One Country, Two Systems” by stating in its Preamble that “under the principle of ‘One Country, Two Systems’, the socialist system and policies will not be practiced in Macao [,]” and in Article 5 that “…… the previous capitalist system and way of life shall remain unchanged for 50 years.”

The Basic Law establishes Macau SAR and authorizes it to “exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of” the Basic Law.

Chapter II of the Basic Law sets out the relationship between the Central Authorities (the “Central Government”) and the Macau SAR in that the Central Government shall be responsible for foreign affairs relating to the Macau SAR (Article 13) and the defense of the Macau SAR (Article 14). The Central Government shall appoint or remove the Chief Executive, the principal officials of the government and the Procurator General of the Macau SAR in accordance with the relevant provisions of the Basic Law (Article 15). Macau SAR shall be vested with executed power (Article 16), legislative power (17), and independent judicial power (including the final adjudication) (Article 19).

●	PRC national law does not apply in Macau except with limited and explicit exceptions as set forth in the Basic Law.

Article 18 of the Basic Law explicitly provides that “[t]he law in force in the Macao Special Administration Region shall be this law,” referring to the Basic Law. Article 18 further explicitly states that “[n]ational laws shall not be applied in the Macao Special Administrative Region except for those listed in Annex III to this Law.” Although Article III permits the Standing Committee of the NPC to add to or delete from the list of laws in Annex III to the Basic Law (“Annex III”) but confines such national laws that are permitted to be added to Annex III (thus making them applicable in Macau) to “those relating to defense and foreign affairs as well as other matters outside the limits of the autonomy of the Region.” Even within the foregoing restriction on the type of laws that can be added to Annex III, the NPC is also required to consult with Macau legislature and government before making changes to Annex III.

Currently, only 12 PRC laws are listed in Annex III relating to such matters fundamental to a country’s sovereignty and identity, such as the PRC’s capital city, calendar, national anthem, national flag, national emblem, the National Day of the PRC, nationality of the PRC citizens, diplomatic privileges and immunities, consular privileges and immunities, territorial sea and the contiguous zone, exclusive economic zone and continental shelf, garrison, immunity from judicial compulsory measures for property of foreign central banks.

Aside from the PRC national laws explicitly set forth in Annex III, Article 18 permits the Central Government to apply “relevant national laws” in Macau SAR only in the event the Standing Committee of the NPC decides to “declare a state of war” or “a state of emergency” by reason of “turmoil within the Macao SRC which endangers national unity or security and is beyond the control of the government of the Region.” Region as used in the Basic Law refers to Macau SAR.

●	The departments of the Central Government are prohibited from interfering in the affairs of Macau SAR.

Article 22 of the Basic Law provides that “[n]o departments of the Central People’s Government and no province, autonomous region, or municipality directly under the Central Government may interfere in the affairs which the Macao Special Administrative Region administers, on its own, in accordance with this Law. If there is a need for departments of the Central Government, or for provinces, autonomous regions, or municipalities directly under the Central Government to set up offices in the Macao Special Administrative Region, they must obtain the consent of the government of the Region and the approval of the Central People’s Government. All offices set up in the Macao Special Administrative Region by departments of the Central Government, or by provinces, autonomous regions, or municipalities directly under the Central Government, and the personnel of these offices shall abide by the laws of the Region.”

Pursuant to the Basic Law as discussed above, we do not believe and as advised by our Macau counsel, Vong Hin Fai Lawyers & Private Notary, that the PRC laws and regulations (unless set forth in Annex III or in a state of war or emergency as declared by the NPC) directly apply in Macau, thus to the Operating Company’s existence, structure (not involving any PRC entities), or its operations. However, there is no assurance that PRC regulatory agencies or courts would not take a different view on the Basic Law as we do and if so, such difference would not cause regulatory and judicial tension which leads to uncertainties to our business operations, or that the Basic Law would not be fundamentally amended after 2049, 50 years after its implementation, (and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. When and if the foregoing scenario materializes, however unlikely, there is no assurance that we will not be required to comply with the PRC laws and regulations and that we will be able to comply with such laws and regulations. Please refer to “Risk Factors – Risks Related to the PRC” for more details.

Regulations on Sale and Purchase of Alcoholic Products

Currently, Macau does not have any liquor licensing system. Hence, there is no official oversight on the sale of alcoholic products. Nonetheless, any individuals or companies interested in opening an establishment that sells alcoholic beverages must apply for a bar license from the Macau Government Tourism Office.

In November 2023, Macau implemented the Law on the Prevention and Control of Minors’ Consumption of Alcoholic Beverages, which prohibits the sale of alcoholic beverages containing alcohol by volume in excess of 1.2 percent to individuals under the age of 18 in Macau.

According to the Law on the Prevention and Control of Minors’ Consumption of Alcoholic Beverages the policy is intended to discourage underaged individuals from consuming alcohol by implementing a variety of measures. For example, establishments that sell alcoholic beverages are required to prominently display signs indicating that it is illegal to sell to underage buyers. Those who violate the law may be subject to fines. This law may have a negative impact on our business.

Regulation on import and export licenses

In Macau, the import and export of certain products, such as alcoholic liquor, are subject to licensing (Law 7/2003; Chief Executive Order no. 209/2021). According to Group C of the Table of the Imports (Table B) of the Chief Executive Order no. 209/2021, the import and export of alcoholic products require licensing. According to Article 3-A of the Regulation on External Trade Operations, or Administrative Regulation no. 28/2003 (republished by the Administrative Regulation no. 19/2016), the required license is issued by the Economic and Technological Development Bureau of the Macau.

The import and export of alcoholic products can only be carried out after obtaining the relevant licenses. The licenses cannot be transferred unless duly authorized. Additionally, there are limits on the quantity and variety of merchandise that can be included in a particular license. Noncompliance with the entry and reporting requirements may result in criminal liability for the importer, up to one year of imprisonment, and administrative fines for each non-compliant or irregular importation. Additionally, the merchandise may be confiscated and forfeited.

Also, an importer that operates without a license is subject to a fine from 5,000 MOP to 100,000 MOP and non-compliance with the limits and conditions of the license may result in a fine from 1,000 MOP to 50,000 MOP, and the loss of the merchandise that would be confiscated by the Macau Special Administrative Region (MSAR).

The misrepresentation of a product’s origin, or any inaccuracy in documents are all liable to fines and loss of merchandise. If the country of origin is not indicated, or the source and destination of the goods concerned cannot be proven, or documents with changed or altered content are used, fines may be imposed, and the products may be seized or confiscated by the MSAR.

Label

According to Decree-Law No. 50/92/M (amended by Decree-Law No. 56/94/M and Administrative Regulation No. 7/2004), alcoholic beverages produced in Macau or imported from other places (with an alcohol content not exceeding 5%) must have a label describing the product, which must include it’s the product’s name, ingredients, net weight, and batch identification information. Additional information such as country of origin, storage and usage requirements, and method of use may also be required. Failure to comply with these regulations may result in a fine ranging from 1,000 MOP to 50,000 MOP, and loss of the merchandise to Macau.

Regulations for Companies Listed Overseas

In principle, until now, Macau has not formulated any regulations or placed restrictions on the listing of companies established outside of Macau.

Intellectual Property Rights Regulations

The Operating Entity is subject to local intellectual property regulations. In Macau, intellectual property protection is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government. The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (approved by Decree-Law no. 97/99/M, and amended by Law no. 11/2001), which covers (i)inventions; (ii)semiconductor topography products; (iii)industrial models and designs; (iv)trademarks; (v)names and emblems of establishments; (vi)designation of origin and geographical indications; and (vii)awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific, and artistic fields.

The violation of the provisions of the above laws will result in corresponding administrative and criminal liabilities.

Regulations on Company Investment, Financing, Mergers and Acquisitions

The regulations concerning company investment, financing, and mergers and acquisitions are primarily governed by the Macau Commercial Code.

According to the Macau Commercial Code, companies have the rights and obligations that are necessary, useful, or convenient to achieve their goals, except for those that are prohibited by law or by the nature of collective entities.

In Macau, companies typically finance themselves through internal and external financing. The internal financing methods regulated by the Macau Commercial Code primarily include capital increases and supplementary payments. A capital increase occurs when there is a new capital contribution, or when the usable public reserve is merged with the company’s capital. Supplementary payments are when a company’s shareholders pass a resolution asking shareholders to provide extra funds to the company. Supplementary payments can only be requested if the company’s articles of association permit it.

As for mergers and acquisitions, there are two types of mergers in Macau: absorption mergers and new establishment mergers. Absorption mergers involve the transfer of all properties from one or more companies to another, and the transfer of capital contributions, such as shares or stocks, to the merged company’s shareholders. New establishment mergers involve the creation of a new company that receives all the property from the merged company. The new company then distributes capital contributions, shares, or stocks to the newly established company’s shareholders.

Regulations on unfair competition and anti-monopoly

The regulations on unfair competition and anti-monopoly are primarily regulated by the Macau Commercial Code.

The provisions of unfair competition apply to business owners and all persons participating in market activities, regardless of whether they are engaged in business in the same industry. Generally speaking, all competitive behaviors that objectively show violations of economic activity norms and good faith practices constitute acts of unfair competition. In addition, if the acts mentioned in the “Unfair Competition” chapter of the “Macau Commercial Code” are carried out to compete in the market, it is still regarded as conduct of unfair competition.

If the court considers the conduct that occurred as indicative of unfair competition, the offender will be ordered to immediately cease the activity and to eliminate the consequences by necessary steps. This is true regardless of whether the offender acted intentionally or negligently, the victim shall be compensated if they incurred losses as a result of the conduct.

Market Prices Regulations

In Macau there are no specific regulations governing market prices, other than regulations covering unfair competition, anti-monopoly, and consumer protection.

However, in 2012, the Chief Executive approved the creation of an interdepartmental food price working group (including the Economic and Technological Development Bureau, Municipal Affairs Bureau and Consumer Council of the Macau government) to carry out an in-depth investigation on the issues that arise in food importation, wholesale of food, and the retail sale of food. Additionally, the working group will submit suggestions to combat and to deal with possible illegal situations, e.g., unreasonable price setting, unreasonable sales, with the goal of stabilizing food prices in Macau.

Protection of Consumers

The interest and rights of consumers are protected in Macau by the “Consumer Protection Law”, approved by Law No. 9/2021.

The “Consumer Rights Protection Law” aims to protect the rights of consumers, maintain the fairness and equality of the legal relationship between operators and consumers, improve the transparency of business practices, protect the legitimate interests of consumers, and combat improper business conduct. It stipulates the protection of various consumer rights; prohibits unfair business practices; regulates contracts for the supply of consumer goods and the provision of services to consumers; and regulates contracts concluded remotely, outside commercial premises, and prepaid contracts.

The “Consumer Protection Law” applies to the business operators and consumers in Macau, for the provision of goods or services.

The “Consumer Rights Protection Law” regulates the scope of application, definition, rights and responsibilities of both parties to consumer transaction contracts, and the information that must be provided to consumers in the contract. The “Consumer Rights Protection Law” regulates contracts for the supply of consumer goods and contracts for the provision of services to consumers, contracts concluded remotely, contracts concluded outside commercial premises, and prepaid contracts. Contracts concluded outside commercial premises and prepaid contracts must be in writing. Additionally, Consumers have the right to terminate contracts concluded remotely and contracts concluded outside commercial premises freely within 7 days.

Once an unfair business operation is committed against consumers, the perpetrator may be subject to an administrative violation and be fined anywhere from 2,000 MOP to 60,000 MOP. Under certain circumstances, the business establishment may be closed and prohibited from engaging in related businesses.

Complementary Tax

According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of their specific industry, nationality, domiciliation, or whether the recipient is an individual or a corporation. However, taxpayers may be eligible for particular deductions and allowances.

Companies are required to declare their annual profit, which is subject to Complementary Tax. If a dividend is declared, taxable profit is based on profit after dividends have been paid. Law No. 22/2023 (also known as the 2024 Budget Law), extends the exempted portion of income to 600,000 MOP. The excess taxable income is then taxed at 12%. These measures implemented through the 2024 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease, or stay at its present level.

Consumption Tax

In accordance with the Consumption Tax Regulation, approved by Law No. 4/99/M, and amended by Law No. 8/2008, Law No. 7/2009, Law No. 11/2011, and Law No. 9/2015, alcoholic beverages with an alcohol content of 30% or more (at 20º), excluding rice wine, are subject to a consumption tax upon manufacture or entry into Macau. Failing to meet the relevant performance obligations will constitute illegal conduct, resulting in the payment of relevant taxes, fees, and fines.

Profits

As per the Macau Commercial Code, authorized by Decree-Law No. 40/99/M, the following are the main regulations regarding profits:

●	Profit of a company is the value that exceeds the sum of the company’s capital and the amount set aside or to be set aside as reserves;

●	The distribution of any company assets to shareholders, other than profits, is prohibited unless authorized by legal provisions;

●	If there were losses in the previous year, the profit of the accounting period cannot be distributed without first covering these losses and then forming or replenishing the reserves that are mandatory as per the law or the articles of association.

Personal Data Regulations

Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Law (Law no. 8/2005). The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau tasked with supervising and enforcing the Personal Data Protection Law. The legal framework requires that certain procedures be adopted before collecting, processing, and/or transferring personal data, which includes obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP prior to processing personal data.

Violation of such law may result in civil and administrative liabilities, or even criminal liabilities. For example, failure to comply with the relevant provisions of the Personal Data Protection Law may result in a fine of 2,000 MOP to 100,000 MOP. Under certain circumstances, the upper and lower limits of the fine may be doubled.

Violation of the Personal Data Protection Law may also constitute criminal responsibility, and the perpetrator may be sentenced to a maximum of 2 years in prison or a fine of up to 2,400,000 yuan. Under certain circumstances, the upper and lower limits of the penalty and fine may be doubled. The administrative authorities also have the right (1) to prohibit the processing, blocking, deletion, destruction of data temporarily or definitively in whole or in part; (2) to publish convictions; (3) to warn or publish public authorities of the entities responsible for processing personal data; and (4) to condemn.

Environmental Regulations

All organizations in Macau have to comply with the environmental principles of the environmental protection policy according to the Macau Ordinance, principally with regard to noise, pollution, and construction nuisance, in particular Law No. 8/2014 (amended by Law No. 9/2019) and Article 268 of the Macau Penal Code, the implementation of intellectual property rights violations will bear corresponding administrative and criminal responsibilities.

Labor and Safety Regulations

Pursuant to Macau laws and regulations, Macau employers must register their employees under the Social Security Fund, make social security contributions for each of its employees, and contract for insurance to protect the rights and interests of their employees in the event of a working accident and/or professional disease.

The rights and interests of employees in Macau are mainly governed by the Labor Relations Law (Law No.7/2008, amended by Law No. 2/2015 and Law No.8/2020) and the Law on Employment of Non-Resident Workers (Law No.21/2009, amended by Law No. 4/2013). These laws provide the general regime for labor relations in Macau. Employers who fail to comply with the relevant benefits to employees may face administrative or criminal liabilities, including fines, and are required to compensate the affected employee.

Regarding Social Security, local employees and employers in an employment relationship are required to make obligatory contributions to the Social Security Fund (“FSS”) in Macau. Macau residents who meet certain legal requirements can also make contributions by enrolling in the system. By fulfilling their contribution obligations, residents can enjoy benefits such as old-age pension, disability pension, unemployment allowance, sickness allowance, birth allowance, marriage allowance, and funeral allowance in accordance with the law. These benefits provide residents with basic social security and improve their quality of life, especially in terms of old-age security. Failure to make adequate contributions to social security may result in administrative liability.

Employers must purchase work accident insurance for each employee. If an employee has a work accident, the employer is required to report it to the Labor Affairs Bureau of Macau, regardless of severity of the employee’s injury. Failure to purchase insurance will result in a fine of 5,000 MOP for each of the employees not guaranteed by insurance.

Labor Quota Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from China and other regions or countries. Non-resident skilled workers also require a work permit issued by the Macau government, which is given on a case-by-case basis. Businesses are free to employ Macau residents in any position, because by definition all Macau residents have the right to work in Macau.

If there is no labor quota, the employer employs non-residents, which may constitute an “illegal employment crime”, which is generally punishable by up to two years in prison; if it is a repeat offender, it may be sentenced to two to eight years in prison.

Relevant laws and regulations on foreign exchange (USD, RMB, etc.)

Foreign exchange management in Macau refers to the regulation of foreign exchange trading and circulation in accordance with the law. Macau’s current financial system has an important feature for the removal of foreign exchange controls. According to the provisions of the Basic Law, Macau Special Administrative Region will not implement foreign exchange control policy, even after December 20, 1999. The Pataca is pegged to the Hong Kong dollar, which in turn is pegged to the U.S. dollar. This chain link results in the Pataca being indirectly pegged to the U.S. dollar.

Industry Overview

Source of Information

In connection with the Company’s initial public offering closed in March 2025, we engaged Frost & Sullivan, an independent third party, to conduct a detailed analysis and prepare an industry report on the markets in which we operate (the “Industry Overview”. Services provided by Frost & Sullivan include market assessments, competitive benchmarking, and strategic and market planning for a variety of industries.

We have extracted certain information from the Frost & Sullivan Report in this section, as well as in the sections headed “Risk Factors”, “Business”, and elsewhere in this annual report to provide our potential investors with a more comprehensive presentation of the industries in which we operate. Unless otherwise noted, all of the data and forecasts contained in this section are derived from the Frost & Sullivan Report. Projected data was obtained from historical data analysis plotted against macroeconomic data with reference to specific industry-related factors. Frost & Sullivan believes that the basic assumptions used in preparing the Frost & Sullivan Report, including those used to make future projections, are factual, correct and not misleading. Frost & Sullivan has independently analyzed the information, but the accuracy of the conclusions of its review largely relies on the accuracy of the information collected. Frost & Sullivan research may be affected by the accuracy of these assumptions and the choice of these primary and secondary sources.

In the following discussion of industry overview, “we”, “us”, or “our” refer to our Macau Operating Entity, Luz.

Macau as a Special Administrative Region of the PRC

Macau is a city and a special administrative region of China and was formerly a colony of Portugal. Under the Chinese government’s “one country, two systems” principles, the Basic Law of Macau is the regional constitution of Macau, with executive, legislative, and judicial powers devolved from the Chinese central government. Macau is located on China’s southern coast, 37 miles west of Hong Kong, on the western Pearl River Delta by the South China Sea. It covers an area of 12.7 square miles with a population of about 0.7 million and is one of the most densely populated regions in the world. Macau is estimated to be the world’s 103rd-largest economy, with a nominal GDP of approximately $35,841 million in 2023 and the highest per capita GDPs.

Macau has a capitalist service economy relying largely on casino gaming and tourism. Its gaming industry is the largest in the world, generating over $10,504.8 million in revenue and about 4.14 times larger than that of Las Vegas in 2021. Prestigious Western casino brands such as the Sands, Wynn, MGM, and Venetian were among the first to open casinos in Macau when Macau’s gaming industry was liberalized to open bidding licenses in 2002. Gaming is illegal in both China and Hong Kong, giving Macau a legal monopoly on the industry in the greater China region and offering unique attraction to PRC residents. Macau’s economic growth has been attributed in large part to tourists from the PRC, which constitute the vast majority of casino patrons in Macau. In addition to its ultimate authority to interpret the Basic Law, Chinese central government exercises its influence on Macau’s economy, including its gaming industry, through its control of the flow of tourists.

Agriculture and manufacturing industries are not significant in Macau’s economy due to its land scarcity. As such, food and beverages are primarily imported to Macau, and almost all foreign goods are transshipped through Hong Kong.

Macau’s favorable tax policy and regulatory environment provides a significant advantage to the local liquor market, including lower pricing, a diverse range of products, and greater credibility of the products being sold. Macau levies an import consumption tax on alcoholic beverages, based on products’ unit tax and ad valorem, for example, alcoholic beverages with an alcohol by volume beyond 30%, generally including whisky, rum, vodka, brandy, cognac, and tequila, are currently subject to 10% of ad valorem and MOP 20/L of unit taxes. Compared to Hong Kong and China, Macau has the lowest tax rate on identical spirits, a distilled alcoholic beverage produced by distillation of fermented agricultural products grains, fruits, vegetables, and sugar (excluding wine). China levies several taxes on imported spirits and a high excise tax on domestic liquor. Because of its popularity in China, high-end Chinese liquor is also frequently in short supply and highly priced in China. High-end Chinese liquor in Macau is imported from China as well as other parts of the world. According to the Frost & Sullivan Report, due to Macau’s favorable duty and tax treatment of spirits, certain high-end Chinese liquor of famous brands are often more available or less expensive in Macau than in China or Hong Kong.

According to the Frost & Sullivan Report:

●	the import value of beverage in Macau increased from MOP3,032.8 million in 2017 to MOP7,897.7 million in 2022, at CAGR of 21.1%, driven by the increase in import of alcoholic beverages. With the expected rebound of the tourism and gaming industries, the import value of beverages in Macau is expected to grow at a CAGR of 8.2%, reaching MOP11,690.5 million in 2027.

●	per-capita spending of visitor on food and beverages increased from MOP331.7 in 2019 to MOP487.6 in 2022 at a CAGR of 13.7%, which would drive the consumption of alcoholic beverages in Macau.

Despite these historical trends, recent developments in the Macau alcoholic beverage market indicate mixed performance across different segments. For the fiscal year ended December 31, 2024, compared to the same period in 2023, sales of high-end products showed significant growth in both sales volume and profitability. This growth aligns with the increasing activity in the high-end market, supported by favorable developments in Macau’s tourism and hospitality industries. For example, in October 2024, Macau commenced the expansion project for its airport, which is expected to increase its capacity to 13 million passengers annually. Additionally, in 2025, Capella, a luxury hotel brand, is expected to open its first hotel in the Greater Bay Area, which encompasses a region in southern China that includes nine cities in Guangdong Province and the Special Administrative Regions of Hong Kong and Macau. The establishment of the Greater Bay Area has been a key economic and development initiative by the Chinese government. These developments are expected to boost the tourism sector, driving further growth in the high-end market and gradually supporting a recovery in the lower-priced market.

The broader market, however, has faced challenges. Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand. This recovery was followed by a noticeable economic downturn, which led to a contraction in the wholesale market for lower-priced alcoholic beverages. Heightened competition in the local market, coupled with consumers’ focus on cost-saving measures, further placed downward pressure on wholesale pricing.

Alcoholic Beverage Market in Macau

Classification of Alcoholic Beverages

Alcoholic beverages are drinks that contain ethanol and are typically produced by fermenting sugars from various sources, including fruits, berries, grains, plant saps, tubers, honey, and other ingredients. Distillation may be used to increase the alcohol concentration of the original fermented liquid. The alcohol content in an alcoholic beverage is usually measured using alcohol by volume (“ABV”).

There are several categories of alcoholic beverages, including fermented, distilled, and compound:

●	Fermented Alcoholic Beverages. Fermented alcoholic beverages are made through the process of fermentation, which involves the conversion of sugar into alcohol by yeast. Fermented alcoholic beverages typically have an ABV below 20%. Examples of fermented alcoholic beverages include beer, wine, and cider.

●	Distilled Alcoholic Beverages. Distilled alcoholic beverages are made by distilling fermented liquids. The process involves heating the fermented liquid, which causes the alcohol to evaporate and condense, resulting in a higher concentration of alcohol. Distilled alcoholic beverages have a higher alcohol content, usually at 40% ABV or above. Examples of distilled alcoholic beverages include Baijiu, Tequila, Rum, Vodka, Brandy, Whiskey, and Gin.

●	Compound Alcoholic Beverages. Compound alcoholic beverages are made by mixing different alcoholic and non-alcoholic ingredients together. Oftentimes, they are made by combining one or more types of fermented and distilled alcoholic beverages with other extracts such as syrup, juice, or herbs. These beverages may be sweetened, flavored, or carbonated, and typically have a lower alcohol content compared to distilled spirits. Compound alcoholic beverages include various liqueurs and dessert wines.

Value Chain of Alcoholic Beverage Production and Distribution

The value chain of alcoholic beverage market generally consists of three segments, as illustrated in the chart below:

In the upstream of the value chain are suppliers of raw materials used in making alcoholic beverage products and suppliers of materials for packaging alcoholic beverage products. In the midstream of the value chain are manufacturers of alcoholic beverage products. In the downstream of the value chain are wholesale distributors, retailers, and other sales channels that bring the products to the end customers.

The downstream alcoholic beverage market can be divided into two primary distribution methods:

●	indirect distribution: involves various tiers of distributors, retailers, and on-premise locations such as bars, clubs, and event venues where alcoholic beverage products are consumed. Manufacturers engage distributors to expand their downstream sales channels, with first-tier distributors serving as the primary point of contact between the manufacturer and the distribution network. Sub-distributors further down the funnel use their networks and geographical advantages to distribute products to downstream scenarios, with alcoholic products passing through several distributor channels before reaching end consumers via supermarkets, e-commerce platforms, restaurants, offline personalized sales, or specialty stores.

●	direct distribution: involves less complex distribution channels where a manufacturer directly sells products to end consumers without intermediaries or through a shorter distribution chain. This can occur through proprietary stores, supermarkets, or e-commerce platforms such as Amazon or eBay.

Manufacturers may also engage in selective distribution, limiting the number of outlets where they sell their products, or exclusive distribution, where only certain retailers are permitted to carry the products in their stores.

The Role of Distributors and Wholesalers in the Alcoholic Beverage Value Chain

In the alcoholic beverage sales channel, intermediaries such as distributors and wholesalers play a crucial role in ensuring the timely and effective delivery of products from producers to retailers and ultimately to customers across different geographical regions, both online and offline. In addition, these intermediaries, especially distributors, act as a liaison between upstream producers and retailers to ensure seamless communication and operations. There are numerous categories and subcategories of alcoholic beverage products with different product characteristics catering to various markets and diverse consumer preferences around the world. Different distributors and wholesalers with expertise in different products and an understanding of various geographic regions and local markets bring efficiency to the general flow of products in the stream of commerce. In particular, their importance is manifested in areas such as:

●	Core competencies in product knowledge, supply chain dynamics, and product market outlook understanding to consistently review and forecast the dynamic market landscape. They evaluate supply, demand, cost, and pricing factors to formulate optimal distribution and sales plans that secure steady sales matching the sales needs of upstream manufacturers and the demand from downstream customers.

●	Ability to establish and maintain a wide customer base with strong regional and local networking capabilities, ensuring comprehensive distribution coverage across various retail channels, including e-commerce platforms, group buying platforms, retail outlets, and chain stores. In Macau, it is market practice for some alcoholic beverage manufacturers as well as first-tier distributors to maintain long-term cooperation relationships with the distributor network.

●	Ability to source and aggregate orders from numerous retailers and purchase different products from various manufacturers in bulk, which creates an economy of scale for both the retailers and manufacturers because it helps to reduce the administrative burden on these parties, as in a direct distribution, in having to order, or take orders, from multiple counterparties for small quantities and the need to invest in administrative personnel dedicated to such functions.

Retail Price Analysis

According to the Frost & Sullivan Report, depending on brands, platforms, manufacturing technique, distribution, and duty and taxes, retail prices of alcoholic beverages vary widely in Macau, especially for alcoholic products with limited supply and high collection value as illustrated in the chart below:

Competition Factors

Brand recognition

In Macau’s alcoholic beverages wholesaler market, brand recognition of wholesalers is a key competitive factor. This recognition is linked to a perception of less counterfeiting risks, higher quality, and abundance of products, as well as the effectiveness of marketing and promotional activities, which are important for growing the customer base and boosting customer loyalty. Consequently, market players with strong brand recognition are more likely to seize business opportunities than their less recognized rivals.

Product brands, quality, and variety

Macau’s alcoholic beverage market offers a diverse range of products in terms of flavors, alcohol content, and brands. Competent market players, including wholesalers, must stay updated with the latest market trends and demands and allocate adequate resources to ensure the safety and quality of their products. The ability to offer diverse product varieties and new products is another factor of competitiveness.

Sales and distribution channels

Having a wide range of sales and distribution channels, including product re-export, can help a wholesaler build brand reputation and credibility, which in turn helps in creating new and viable channels, such as online platforms. Large wholesalers with more sales and distribution channels, including the ability to re-export, can develop new markets and further benefit from economies of scale.

Market Driver

Overall Alcoholic Beverage Market in Macau

●	Booming of E-commerce to promote sales

Consumers now have greater and more convenient access to international spirits through various channels, including on-trade venues such as restaurants and social clubs, as well as off-trade outlets such as supermarkets, convenience stores, and specialty retailers. Online channels and e-commerce platforms have expanded the reach of the market to general consumers across regions, providing valuable product information such as tasting reviews, drinking guides, and mixing recipes that promote the enjoyment of international spirits. Furthermore, advanced and integrated logistics and online payment systems have significantly enhanced business-to-business and business-to-customer transaction efficiencies, reliability, and overall consumer experience. The improved reliability and efficiency in transacting also make overseas product sourcing more accessible and convenient, which is expected to contribute to the growth of Macau’s alcoholic beverage market for years to come.

●	Growing consumption power and entertainment expenditure

According to the Frost & Sullivan Report, the import value of beverage in Macau increased from MOP3,032.8 million in 2017 to MOP7,897.7 million in 2022, at CAGR of 21.1%, driven by the increase in import of alcoholic beverages, and the per-capita visitor spending on food and beverages increased from MOP331.7 in 2019 to MOP487.6 in 2022 at a CAGR of 13.7%, and are expected to continue growing. The growth trend likely correlates to the expansion of the middle and upper classes in Macau and their ability and willingness to purchase high-end and craft alcoholic beverages and explore new flavors and types of alcoholic beverage products. As a result, the weighted average unit values of alcoholic beverages are expected to continue to increase in Macau.

●	Streamlined and Efficient Distribution and Pricing Model

Alcoholic beverage wholesale operations are increasingly managed internally through centralized and integrated management systems. Such systems utilize better operational data and market intelligence made available through advanced data gathering and analysis and artificial intelligence tools. Such systems streamline enterprise resource planning relating to all aspects of operations such as procurement, inventory management, pricing, sales, and marketing. They help wholesalers formulate operational plans and optimize market strategies based on market dynamics and trends, ultimately maximizing their profitability. Leading wholesalers with more resources are better able to adopt and integrate such advanced management systems than smaller competitors in the market.

●	Economic recovery from Covid-19 impact

After the successful containment of the COVID-19 outbreak, the great China region, including Macau, has relaxed its border restriction policies. This leads to an anticipated recovery of tourism and gaming industries, two pillars of Macau’s economy, due to the surge in the number of tourists to Macau, particularly those from China and Hong Kong. In the first two months of 2023, Macau has already experienced a 121.6% increase in inbound visitors compared to the same period last year. In January 2023, Macau’s hotel sector also recorded a 59.6% increase compared to the same period last year. As the economy recovers, the consumption of alcoholic beverages in Macau is expected to increase, driven by the rising number of tourists and their higher spending capacity.

High-end Chinese Liquors

Our sales of high-end Chinese liquors or Baijiu, accounted for more than two-thirds of our sales in each of fiscal years 2022 through 2024. This means that our overall success is dependent on the general performance of the Chinese liquor market.

●	Government Support

The Chinese government has been actively promoting the liquor industry as part of its “Made in China 2025” plan to upgrade the country’s manufacturing capabilities. This has increased investment in the sector and greater promotion of it domestically and internationally. As a result, high-end Chinese liquor manufacturers are increasing their exports to overseas markets, Hong Kong, and Macau, creating growth opportunities in Macau’s high-end Chinese liquor market.

●	Increasing Cultural Significance

Chinese liquor plays an important role in social and business settings in China, where it is often used to establish relationships and build trust. High-end Chinese liquors are regarded as symbols of Chinese culture and heritage. Chinese towns and regions that produce famous Chinese liquors, whose economy is often dependent on their liquor products’ success, take great pride in their status as the product origination place and promote the so-called “Chinese liquor culture” to further raise the profile of their brands and encourage sales. High-end Chinese liquors are commonly given as expensive gifts or used in formal settings. As the inflow of mainland Chinese tourists to Macau increases, and manufacturers continue to promote their products, the cultural significance of high-end Chinese liquor is growing in Macau.

●	Greater International Interest

High-end Chinese liquors are gaining recognition and appreciation among international consumers, particularly in Asia. This has resulted in greater demand for these products in overseas markets, driving up prices and making them more attractive to domestic and foreign consumers. Macau, a well-known tourism center with visitors from around the world, is poised to benefit from this trend, as greater international interest serves as a driver for the high-end Chinese liquor market in Macau.

Market Trends

Changing Consumer Preferences

The growing demand for unique and innovative alcoholic beverage products in Macau has been driven by increasing advocacy, marketing, and investment by manufacturers in producing a wide range of products. This trend has led to the emergence of craft beer, artisanal spirits such as aged whisky, brandy, and tequila, and flavored alcoholic beverages, among others. Consumers are seeking new and unique flavors and styles, resulting in the popularity of craft beer in recent years and the demand for small-batch and limited-edition artisanal spirits. For instance, local Macau brewery producing craft beer have been established in recent years, such as Funny Eye Brewery and Owlsome Group. There are more than 150 brands of craft beer being imported and manufactured locally and sold in the retail and catering market in Macau. This variety of products will continue to drive the market dynamics.

Growing Amount of Health-Conscious Consumers

Another trend shaping the alcoholic beverage market is the increasing interest in healthy eating and drinking. As a result, health-conscious consumers are seeking lower calorie and lower alcohol options, as well as organic, natural, and sustainably produced alcoholic beverages. This has led to the development of new products, including low-alcohol beers, organic wines and spirits, and non-alcoholic alternatives.

Continuous Development of Global and Local Supply Chain

Acquiring alcoholic beverages from midstream manufacturers can be costly for downstream distributors and retailers. However, the supply chain of alcoholic beverages in the Asia-Pacific (APAC) region, including the midstream manufacturers and logistics and transportation companies through air, marine, and road, has matured in recent years. Guangdong–Hong Kong–Macau Greater Bay Area’s fully-fledged logistics infrastructure has made the region a strategic location along the value chain. This has contributed to the steady supply of high-quality and high-quantity alcoholic beverages, leading to continuous purchases from downstream retail stores and end customers.

Duties and Taxes on Beverages in Macau

Macau levies an import consumption tax on alcoholic beverages, which is calculated based on unit tax and ad valorem according to the classification of imported products. The rate is also proportional to the amount of consumer expenditures. The existing excise taxes on alcoholic beverages in Macau fall into two categories:

●	All alcoholic beverages with an ABV of less than 30%, including beers, wines, etc. there are no products subject to taxation in this group as of the first quarter of 2023.

●	All alcoholic beverages with an ABV of more than 30%, including whisky, rum, vodka, brandy, cognac, grape spirits, etc., which are currently subject to 10% of ad valorem and MOP 20/L of unit tax.

For alcoholic beverages with an ABV of more than 30%, Macau has the lowest tax rate on identical spirits compared to Hong Kong and the PRC. According to the Hong Kong Department of Health, the ABV of spirits including whisky, vodka, felts, rum, tequila, and brandy ranges from approximately 35%-57%. These spirit categories are subject to a 100% excise tax in Hong Kong, whereas wine is completely duty-free. The disparity in taxation has had a significant effect on Hong Kong’s alcoholic beverage imports, favoring wine imports, which comprised nearly 60% of Hong Kong’s total imports in 2021. However, spirits imports account for approximately 10% of the total, suggesting that the spirits market is developing relatively slowly in Hong Kong, with fewer options and higher costs for customers.

Macau’s favorable tax policy and regulatory environment provides a significant advantage to the local liquor market, including lower pricing, a diverse range of products, and greater credibility of the products being sold. Macau’s excise duty on liquor is relatively more advantageous for high-value spirits compared to China and Hong Kong. In addition, Chinese liquors imported to Macau are generally “export editions” of the same brands but are made by manufacturers specifically catering to the non- China markets, including Macau and Hong Kong. These products are typically available in sufficient quantities. Additionally, the strict monitoring of alcoholic beverages by Macau Customs significantly reduces the risk of counterfeit brands.

Regulations of Alcoholic Beverage Industry in Macau

The alcoholic beverage industry, especially with respect to the wholesale of alcoholic beverages, is highly regulated in Macau. Below is a list of the main government policies and regulations governing the industry in Macau:

Please refer to “Regulations” for more details of laws and regulations governing Macau’s alcoholic beverage wholesale industry.

Market Challenges and Opportunities

Opportunities – Brand Differentiation and Product Innovation

Although the alcoholic beverage market is globally considerable, there is ample room for growth as products currently lack diversity and differentiation. Many untapped opportunities exist that both established companies and new market entrants can explore. Innovation is crucial for breaking through in the market, particularly regarding brand differentiation and sales channel transformation. As consumer demands and preferences become increasingly varied, alcoholic beverage companies invest more in research and development, upgrading production facilities, and adopting new technologies to meet these needs. Moving forward, the market will offer opportunities for brand differentiation, and companies will be willing to break through the traditional development in the alcoholic beverage industry. As for distributors, the growing variety and innovation of alcoholic beverage products enrich the market dynamics. Distributors can accordingly develop sales and marketing strategies to stimulate downstream demand while also devising specialized channeling strategies to optimize sources of revenue and business prospects.

Challenges – Increasing Health Consciousness

The alcoholic beverage market in Macau faces the challenge due to increasing health consciousness among consumers in Macau. Excessive alcohol consumption is linked with various health problems like liver disease, cancer, and heart disease. As more Macau residents become aware of these risks, it can reduce demand for alcoholic beverages. This will lead to increasing demand for healthier food and drink options, and less demand for alcohol. For example, low- and no- alcohol drink options like craft beer, wine, and spirits alternatives are growing in popularity in Macau, which provides consumers with healthier alternatives to alcoholic drinks.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

Notes:

(1)	Includes Ordinary Shares held by the minority shareholders, each a natural person or entity who, each directly or indirectly, owns less than 5% of the Company’s Ordinary Shares.

(2)	EPSIUM ENTERPRISE LIMITED (or Epsium BVI), a holding company without operations, is the company issuing securities sold in the IPO.

(3)	Companhia de Comercio Luz Limitada (or Luz) is the operating company in Macau through which Epsium BVI conducts its operations.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees-E. Share Ownership.“

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview- Our Property and Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating results.

Overview

We are a holding company incorporated under the laws of British Virgin Islands on March 24, 2020. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Luz. Luz is an 80%-owned subsidiary of Epsium HK. As of the date of this annual report, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, and the founder of Epsium and Luz, directly holds (i) 80.369% ownership interest in Epsium, (ii) 19% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

Luz is an import trading and wholesaler of primarily alcoholic beverages in Macau. Through Luz, we import and sell a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages we sell include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Sales of Chinese liquor are, by far, our most significant operation, and we are a top wholesaler of high-end Chinese liquor in Macau. We operate only in Macau.

Our consolidated financial statements presented herein consolidate the financial statements of Epsium, with the financial statements of its subsidiaries in corporate structure chart presented under “Item 4. INFORMATION ON THE COMPANY – C. Organizational Structure.”

Based on the structure, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, constructively owns 92.80% of Luz. The Company and its subsidiaries are considered under common control.

The Operating Entity’s business focuses on import trading and wholesale of alcoholic beverages. The products available for sale come from countries/regions, including but not limited to, France, Chile, Australia, China, USA, and Scotland. The brands include, but are not limited to, Moutai, Xijiu, Wuliangye, Remy Martin Cognac, Macallan, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), and Red & White Wines. All products are sold to the customers through formal and legal channels on an original imported basis. The distribution channels of the Operating Entity cover most of the areas in Macau, including chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels, and major gaming groups.

Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand. This recovery was followed by a noticeable economic downturn, which led to a contraction in the wholesale market for lower-priced alcoholic beverages. Heightened competition in the local market, coupled with consumers’ focus on cost-saving measures, further placed downward pressure on wholesale pricing. Despite the broader market is facing challenges, sales of high-end products showed significant growth in both sales volume and profitability. This growth aligns with the increasing activity in the high-end market, supported by favorable developments in Macau’s tourism and hospitality industries. For example, in October 2024, Macau commenced the expansion project for its airport, which is expected to increase its capacity to 13 million passengers annually. Additionally, in 2025, Capella, a luxury hotel brand, is expected to open its first hotel in the Greater Bay Area, which encompasses a region in southern China that includes nine cities in Guangdong Province and the Special Administrative Regions of Hong Kong and Macau. The establishment of the Greater Bay Area has been a key economic and development initiative by the Chinese government. These developments are expected to boost the tourism sector, driving further growth in the high-end market and gradually supporting a recovery in the lower-priced market.

On March 27, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5.0 million from the IPO; after deducting underwriting discounts and other related expenses payable, the company received $4,240,500 in net proceeds from the IPO. In addition, the Company granted the underwriters a 45-day over-allotment option to purchase up to an additional 187,500 ordinary shares at the IPO price, less underwriting discounts. On April 16, 2025, the underwriter fully exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares. The Company received $667,500 in net proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the over-allotment option took place on April 17, 2025.

For the years ended December 31, 2024, 2023 and 2022, the Company had revenues of $12,518,070, $29,195,798 and $11,173,092, and net incomes of $284,694, $3,718,240 and $1,130,946, respectively.

Principal Factors Affecting Our Financial Performance

●	Our operating results are primarily affected by general factors, including but not limited to China’s overall economic growth, Chinese consumers’ rising disposable income, and Chinese consumers’ increasing emphasis on quality of life. Unfavorable changes in any of these general factors could affect consumers’ demand for the products the Operating Entity sells and could materially and adversely affect our results of operations.

●

Our operating results are also affected by specific facts, including but not limited to the reputation of the brands and the manufacturers of the alcoholic beverage products that the Operating Entity sells, the fluctuating exchange rate and the exchange rate at the time we purchase inventory, our working relationships with our major suppliers and customers and our ability to effectively manage our inventories.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended December 31,
	2024	2023	2022
	US$	US$	US$
Revenue, net	$12,518,070	$29,195,798	$11,173,092
Cost of goods sold	10,913,548	23,653,815	9,250,981
Gross profit	1,604,522	5,541,983	1,922,111

Operating expenses
Selling and distribution expenses	3,095	2,367	3,047
General and administrative expenses	1,193,528	1,206,852	681,232
Total operating expenses	1,196,623	1,209,219	684,279

Operating Income	407,899	4,332,764	1,237,832

Other expenses (income)
Interest expense	-	5,254	74,248
Other expenses (income), net	(1,460)	21,286	(142,364)
Total other expenses(income), net	(1,460)	26,540	(68,116)

Income before provision for taxes	409,359	4,306,224	1,305,948

Provision for income taxes	124,665	587,984	175,002

Net income	$284,694	$3,718,240	$1,130,946

For the Years Ended December 31, 2024, 2023 and 2022

The following tables summarize the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increases (or decreases) during such periods.

	Year ended December 31, 2024		Year ended December 31, 2023		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue, net	$12,518,070	100.00%	$29,195,798	100.00%	$(16,677,728)	(57.12)%
Cost of goods sold	10,913,548	87.18%	23,653,815	81.02%	(12,740,267)	(53.86)%
Gross profit	1,604,522	12.82%	5,541,983	18.98%	(3,937,461)	(71.05)%

Operating expenses
Selling and distribution expenses	3,095	0.02%	2,367	0.01%	728	30.76%
General and administrative expenses	1,193,528	9.53%	1,206,852	4.13%	(13,324)	(1.10)%
Total operating expenses	1,196,623	9.56%	1,209,219	4.14%	(12,596)	(1.04)%

Operating Income	407,899	3.26%	4,332,764	14.84%	(3,924,865)	(90.59)%

Other expenses (income)
Interest expense	-	-%	5,254	0.02%	(5,254)	(100.00)%
Other expenses (income), net	(1,460)	(0.01)%	21,286	0.07%	(22,746)	(106.86)%
Total other expenses(income), net	(1,460)	(0.01)%	26,540	0.09%	(28,000)	(105.50)%

Income before provision for taxes	409,359	3.27%	4,306,224	14.75%	(3,896,865)	(90.49)%

Provision for income taxes	124,665	1.00%	587,984	2.01%	(463,319)	(78.80)%

Net income	$284,694	2.27%	$3,718,240	12.74%	$(3,433,546)	(92.34)%

	Year ended December 31, 2023		Year ended December 31, 2022		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue, net	$29,195,798	100.00%	$11,173,092	100.00%	$18,022,706	161.30%
Cost of goods sold	23,653,815	81.02%	9,250,981	82.80%	14,402,834	155.69%
Gross profit	5,541,983	18.98%	1,922,111	17.20%	3,619,872	188.33%

Operating expenses
Selling and distribution expenses	2,367	0.01%	3,047	0.03%	(680)	(22.32)%
General and administrative expenses	1,206,852	4.13%	681,232	6.10%	525,620	77.16%
Total operating expenses	1,209,219	4.14%	684,279	6.12%	524,940	76.71%

Operating Income	4,332,764	14.84%	1,237,832	11.08%	3,094,932	250.03%

Other expenses (income)
Interest expense	5,254	0.02%	74,248	0.66%	(68,994)	(92.92)%
Other expenses (income), net	21,286	0.07%	(142,364)	(1.27)%	163,650	(114.95)%
Total other expenses(income), net	26,540	0.09%	(68,116)	(0.61)%	94,656	(138.96)%

Income before provision for taxes	4,306,224	14.75%	1,305,948	11.69%	3,000,276	229.74%

Provision for income taxes	587,984	2.01%	175,002	1.57%	412,982	235.99%

Net income	$3,718,240	12.74%	$1,130,946	10.12%	$2,587,294	228.77%

Sales

During the year ended December 31, 2024, the Company had sales of $12,518,070 compared to sales of $29,195,798 for the year ended December 31, 2023, a decrease of $16,677,728, or approximately 57.12%. The three main alcoholic beverages we sell are Chinese liquor, cognac, and whiskey. The combined revenue from our distribution of these products accounted for 99.01% and 95.92% of our total percentage of sales revenue for the fiscal years 2023 and 2024, respectively. As we are a top wholesaler of high-end Chinese liquor, especially sale of Moutai is our most significant operation. For the fiscal years 2023, and 2024, our sales of Moutai were by far the most significant component of our revenues, accounting for 93.46% and 90.33% of our total percentage of sales revenue in these time periods, respectively.

The decreased sales volume was primarily attributable to depression of economic activities in local market. Since January 2023, the loosening of pandemic-related restrictions in Macau and elsewhere resulted in a recovery of tourism and a rebound in the consumption of alcoholic beverages. However, after the period of revenge spending, the overall economic downturn resulted in reduced demand for alcoholic beverages in Macau, causing a serious contraction of the wholesale market for low-priced alcoholic beverages. In particular 2024, the competition is fierce in local market and the local customers much intend to save money, which resulted in lower pricing of the wholesale market. During the period, we developed more hotel customers and our sales primarily relied on high-profit products sold in hotels. Our sales of high-end products in casino and hotels accounted for $3,909,801, and $4,753,306 for the fiscal year 2023 and 2024, an increase of $843,506, or approximately 121.57%.

During the year ended December 31, 2023, the Company had sales of $29,195,798 compared to sales of $11,173,092 for the year ended December 31, 2022, an increase of $18,022,706, or approximately 161.30%. The increased sales volume was primarily attributable to life and economic activities returning to normal post-COVID-19 pandemic. In particular, the loosening of pandemic-related restrictions in Macau and elsewhere resulted in a recovery of tourism and a rebound in the consumption of alcoholic beverages. Since February 2022, COVID-19 has emerged in cities surrounding Macau, prompting the implementation of stricter entry and exit restrictions that have seriously impacted the tourism industry. In particular, in the second quarter of 2022, COVID-19 spread to Macau, resulting in temporary business lockdowns, restrictions on restaurant dining and general movement of citizens. Prior to that, pandemic-related restrictions in other regions, especially in China, on travel, general movement, lockdowns and other normal activities that were perceived to pose infection risks, and a general sentiment of caution have also led to a significant decrease in tourism within Macau. Consequently, Macau’s industries dependent on tourism suffered a significant loss of customers, leading to a sharp decline in sales. The overall economic downturn caused by COVID-19 also resulted in reduced demand for alcoholic beverages in Macau, causing a serious contraction of the wholesale market for low-priced alcoholic beverages. During this period, our sales primarily relied on high-profit products sold in hotels. The situation improved in January 2023 when the transitional period of epidemic prevention ended in Macau. During the first and second quarters of 2023, tourism and spending increased, which led to a significant increase in our sales volume. After the significant increase in growth, the economic environment stabilized, and customers reduce spending and increased saving. Therefore, our sales mainly relied on medium-low profit products for the third quarter and fourth quarter.

Cost of goods sold

Our cost of goods sold consists of the purchase cost. During the year ended December 31, 2024, our cost of goods sold was $10,913,548, compared to $23,653,815 for the cost of goods sold for the year ended December 31, 2023, a decrease of $12,740,267, or approximately 53.86%. The decrease in the cost of sales was primarily attributable to a significant decrease in sales. Another factor was the decrease in the amount of inventory the Company purchased during the same period. The Company purchased approximately 53.07% less inventory during the year ended December 31, 2024, compared to the year ended December 31, 2023.

The descend in sales costs is mainly due to decreased sales. Macau has been grappling with an economic depression stemming, people tended to cut back on expenses and focused on saving money. As a result, there has been a noticeable decrease in the demand for alcoholic beverages in Macau. Additionally, with the instability of unit price of the product since 2024, the company purchased less inventory to prevent price drop for future sales.

Our cost of goods sold consists of the purchase cost. During the year ended December 31, 2023, our cost of goods sold was $23,653,815, compared to $9,250,981 for the cost of goods sold for the year ended December 31, 2022, an increase of $14,402,834, or approximately 155.69%. The increase in the cost of sales was primarily attributable to a significant increase in revenue. Another factor was the decrease in the amount of inventory the Company purchased during the same period. The Company purchased approximately 8% less inventory during the year ended December 31, 2023, compared to the year ended December 31, 2022.

The rise in sales costs is mainly due to increased sales. Macau has been grappling with an economic depression stemming from the effects of the COVID-19 pandemic, with the first half of the year in 2022 being particularly challenging. The region witnessed a series of months marked by severe restrictions, such as limitations on dining out and social gatherings. Additionally, people tended to cut back on expenses and focused on saving money. As a result, there has been a noticeable decrease in the demand for alcoholic beverages in Macau. It also has been difficult for suppliers to sell their goods. In order to maintain cash flow and reduce prices, suppliers sold their inventory at much lower unit prices. This presented a buyer’s market opportunity for the Company, however, and the Company purchased additional inventory at these discounted prices for future sales. With the improvement of the COVID-19 situation, Macau came to the end of the transitional period of epidemic prevention in early January 2023. The Company was able to sell inventory that had previously been acquired at a low price, which led to a reduction of inventory.

Gross profit

Our gross profit decreased from $5,541,983 for the year ended December 31, 2023, to $1,604,522 for the year ended December 31, 2024, representing a decrease of $3,937,461, or 71.05%. The decrease in the gross profit is mainly attributed to the decrease in the sales of local market, which fell from $4,335,514 in 2023 to $272,397 in 2024, a decrease of $4,063,117, or approximately 93.72%.

Our gross profit increased from $1,922,111 for the year ended December 31, 2022, to $5,541,983 for the year ended December 31, 2023, an increase of $3,619,872, or 188.33%. The increase in the gross profit is mainly attributed to the increase in the sales.

Gross profit Margin

Our gross profit margin decreased from 18.98% for the year ended December 31, 2023, to 12.82% for the year ended December 31, 2024, due to the decreased sales and gross profit margin of local customers in our customer mix. Although the loosening of pandemic-related restrictions resulted in a rebound in tourism and consumption of alcoholic beverages in 2023, which resulted in an increase of approximately 121.48% of sales of our sales of higher end products in casinos and hotels for the year ended December 31, 2024, as compared to the same period in 2023; the local market was continuously sluggishness, and there was cliff drop on both sales volume and profit margin. A decrease of approximately 69.35% of sales and the profit margin decreased by 93.71% of local market due to local customers intended to save money instead of consumption.

Our gross profit margin increased from 17.20% for the year ended December 31, 2022, to 18.98% for the year ended December 31, 2023, due to the increased sales of high-end products with greater gross profit margin in our product mix. The loosening of pandemic-related restrictions resulted in a rebound in tourism and consumption of alcoholic beverages in 2023, which resulted in an increase of approximately 158.43% of our sales of higher end products in casinos and hotels for the year ended December 31, 2023, as compared to the same period in 2022. To promote tourism, casinos and hotels organized various theme events showcasing customized products to attract customers. The profit margin of sales to casinos and hotels increased by 9.75% between December 31, 2022, and December 31, 2023. These factors were the primary drivers of the increase in sales of high margin products.

Selling expenses

Selling expenses increased from $2,367 for the year ended December 31, 2023, to $3,095 for the year ended December 31, 2024, an increase of $728, or approximately 30.76%. The increase is mainly attributed to the increase in marketing expenses, comprised primarily of expenses related to our sales system subscription, advertising, and sales promotion.

Selling expenses decreased from $3,047 for the year ended December 31, 2022, to $2,367 for the year ended December 31, 2023, a decrease of $680, or approximately 22.32%. The decrease is mainly attributed to the decrease in marketing expenses, comprised primarily of expenses related to our sales system subscription, advertising, and sales promotion.

General and administrative expenses

Our general and administrative expenses consist of salaries, office expenses, utilities, business travel, amortization expenses, and public company expenses (including legal expenses, accounting expenses and investor relations expenses). General and administrative expenses were $1,193,528 for the year ended December 31, 2024, compared to $1,206,852 for the year ended December 31, 2023, a decrease of $13,324 or 1.10%. The decrease in general and administrative expenses is mainly due to a decrease in professional service expenses primarily associated with the Offering.

Our general and administrative expenses consist of salaries, office expenses, utilities, business travel, amortization expenses, and public company expenses (including legal expenses, accounting expenses and investor relations expenses). General and administrative expenses were $1,206,852 for the year ended December 31, 2023, compared to $681,232 for the year ended December 31, 2022, an increase of $525,620 or 77.16%. The increase in general and administrative expenses is mainly due to an increase in professional service expenses primarily associated with the Offering.

Income from operations

As a result of the factors described above, operating income was $407,899 for the year ended December 31, 2024, compared to operating income of $4,332,764 for the year ended December 31, 2023, a decrease in income of approximately $3,924,865, or 90.59%.

As a result of the factors described above, operating income was $4,332,764 for the year ended December 31, 2023, compared to operating income of $1,237,832 for the year ended December 31, 2022, an increase in income of approximately $3,094,932, or 250.03%.

Other income and expenses

For the years ended December 31, 2024, 2023 and 2022, other income and expenses consist of the following:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest expense	$-	$5,254	$74,248
Other loss	2,834	27,140	409
Other income	(4,294)	(5,854)	(142,773)
Total other expenses (income), net	$(1,460)	$26,540	$(68,116)

Other expenses included interest expense and other loss were $2,834 for the year ended December 31, 2024, compared to other expenses of $32,394 for the year ended December 31, 2023, a decrease of $29,560, or 91.25%. The decrease in other expenses is mainly due to decreased exchange losses, bank charges and interest expenses. In the years ended December 31, 2024 and 2023, the Company accrued imputed interest of 4.25% per annum for amounts due to related parties. Imputed interests amounted to $0 and $5,037 for the year ended December 31, 2024 and 2023 and was recorded as paid in capital, respectively.

Other income, which includes Macau government interest subsidies, interest earnings on savings, other earnings, exchange gains and losses for the years ended December 31, 2024 and 2023.

Other expenses were $32,394 for the year ended December 31, 2023, compared to other expenses of $74,657 for the year ended December 31, 2022, a decrease of $42,263, or 56.61%. The decrease in other expenses is mainly due to decreased interest expenses. In the years ended December 31, 2023 and 2022, the Company accrued imputed interest of 4.25% per annum for amounts due to related parties. Imputed interests amounted to $5,037 and $70,666 for the year ended December 31, 2023 and 2022 and was recorded as paid in capital, respectively.

Other income, which includes Macau government interest subsidies, interest earnings on savings, other earnings, exchange gains and losses for the year ended December 31, 2023 and 2022, were $5,854 and $142,773, respectively.

Income (Loss) before income taxes

Our income(loss) before income taxes was $409,359 for the year ended December 31, 2024, a decrease of $3,896,865 or 90.49% compared with $4,306,224 for the year ended December 31, 2023. The decrease was primarily attributable to decreased margin and decreased sales.

Our income(loss) before income taxes was $4,306,224 for the year ended December 31, 2023, an increase of $3,000,276 or 229.74% compared with $1,305,948 for the year ended December 31, 2022. The increase was primarily attributable to increased margin and decreased interest expense.

Provision for income taxes

Our provision for income taxes was $124,665 for the year ended December 31, 2024, a decrease of $463,319 or 78.80% from $587,984 for the year ended December 31, 2023. The decrease was due to the decrease in net income.

Our provision for income taxes was $587,984 for the year ended December 31, 2023, an increase of $412,982 or 235.99% from $175,002 for the year ended December 31, 2022. The increase was due to the increase in net income.

Foreign currency translation

The reporting currency of the Company is U.S. dollars. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.00 MOP, 8.05 MOP and 8.04 MOP to $1.00 USD at December 31, 2024, 2023 and 2022, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024, 2023 and 2022 were 8.04 MOP, 8.06 MOP and 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.77 HKD, 7.81 HKD and 7.80 HKD to $1.00 USD on December 31, 2024, 2023 and 2022, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024, 2023 and 2022 was 7.80 HKD, 7.83 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2024, 2023 and 2022 were $50,810, $2,914 and $(1,210), respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2024, 2023 and 2022 were $614, $(32) and $409, respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

B. Liquidity and Capital Resources

In assessing our liquidity, we analyze our principal sources, our operating and capital expenditure commitments, our short-term loan commitments, and the ability to obtain additional credit facilities such as bank loans and factoring arrangements in the next 12 months from the date of this annual report. Our primary source of liquidity has been available cash and cash equivalents, which we have generated through operating activities, and we believe that our current level of liquidity is adequate for the expected needs of the Company for the next twelve months.

During the years ended December 31, 2024 and 2023, our cash on hand and net cash flow from operations activities were historically sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2024, 2023 and 2022, we had cash of approximately $148,828, $1,316,158 and $525,561, respectively. For the years ended December 31, 2024, 2023 and 2022, our revenue was approximately $12,518,070, $29,195,798 and $11,173,092, respectively, and net cash provided from operating activities was approximately $(1,392,823), $1,862,077 and $1,395,747, respectively. We have maintained net positive working capital throughout the years ended December 31, 2024, 2023 and 2022, and maintained working capital of approximately $8,050,758, $7,777,022 and $4,046,214 as of December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, 2023 and 2022, accounts receivable, net of allowance, were $1,170,209, $685,706 and $247,725, respectively. Accounts receivable are recorded at the invoiced amount and do not bear interest. Our management reviews the adequacy of our allowance for expected credit loss on an ongoing basis, using historical collection trends and the aging of receivables. Management also periodically evaluates individual customers’ financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

As of December 31, 2024, 2023 and 2022, inventories were $4,642,982, $5,417,918 and $5,858,168, respectively. As of December 31, 2024, 2023 and 2022, the Company has not made provision for slow moving or obsolete inventory. The decrease in inventory over this period is attributable to the Company taking advantage of suppliers’ lowered prices during the COVID-19 pandemic as a result of decreased demand for alcoholic beverages in 2022. The decreased cost is due to inventory is composed of more products with low unit cost.

We believe we will be able generate sufficient profit for the next 12 months from the date of the annual report, as we are able to grow our revenue and are able to provide the products with contribution margins sufficient to cover fixed and variable expenses in daily operations based on the current operating plan. We also expect to maintain positive operating cash flow as we are able to collect the payments within a period of 90 days.

Based on our current operating plan, we believe that our current cash of $148,828 as of December 31, 2024 and our anticipated cash flows generated from operations and the Offering, will be sufficient to meet our cash requirements for the next 12 months from the date of the annual report.

On March 27, 2025, the Company announced the closing of its Offering of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for (i) approximately 10% of the net proceeds for sales and product innovation and brand building, (ii) approximately 60% of the net proceeds for the acquisition of, or investment in, assets, technologies, solutions, or businesses that complement our business, (iii) approximately 20% of the net proceeds for general corporate purposes, and (iv) approximately 10% of the net proceeds for reserve and subject to the discretion of the board of directors.

We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand the business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities, such as bank loans and factoring arrangements. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand the business operations and could harm the overall business prospects.

	December 31, 2024	December 31, 2023	Change	Percentage Change
Working Capital:
Total current assets	10,391,449	10,501,230	(109,781)	(1.05)%
Total current liabilities	2,340,691	2,724,208	(383,517)	(14.08)%
Working Capital:	$8,050,758	$7,777,022	$273,736	3.52%

	December 31, 2023	December 31, 2022	Change	Percentage Change
Working Capital:
Total current assets	10,501,230	6,656,638	3,844,592	57.76%
Total current liabilities	2,724,208	2,610,424	113,784	4.36%
Working Capital:	$7,777,022	$4,046,214	$3,730,808	92.20%

Cash Flow Summary

For the Years ended December 31, 2024, 2023 and 2022

The following table sets forth summary of our cash flows from operations for the year indicated:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Net cash provided by (used in) operating activities	$(1,392,824)	$1,862,077	$1,395,747
Net cash used in investing activities	(127,974)	(770)	(11,725)
Net cash provided by (used in) financing activities	352,854	(1,070,678)	(1,130,882)
Effect of exchange rate changes on cash	614	(32)	409
Net increase (decrease) in cash	(1,167,330)	790,597	253,549
Cash, beginning of year	1,316,158	525,561	272,012
Cash, end of year	$148,828	$1,316,158	$525,561

Operating Activities

Net cash used in operating activities was $1,392,824 for the year ended December 31, 2024, a decrease of $3,254,901, or 174.80% compared to cash provided by operating activities of $1,862,077 for the year ended December 31, 2023. The decrease in net cash provided by operating activities was mainly due to a decrease in prepayments, other receivable and inventories, offset by a decrease in net income, account payable, taxes and surcharges payable, other payable for the year ended December 31, 2024, compared to the same period last year.

Net cash provided by operating activities was $1,862,077 for the year ended December 31, 2023, an increase of $466,330, or 33.41% compared to cash provided by operating activities of $1,395,747 for the year ended December 31, 2022. The increase in net cash provided by operating activities was mainly due to an increase in net income, taxes and surcharges payable and a decrease in inventories, offset by an increase in prepayments, account receivable and a decrease in account payable for the year ended December 31, 2023, compared to the same period last year.

Investing Activities

Net cash used in investing activities were $127,974 and $770 for the years ended December 31, 2024 and 2023, respectively, for purchases of term deposit and equipment and intangible assets in connection with our business activities.

Net cash used in investing activities were $770 and $11,725 for the years ended December 31, 2023 and 2022, respectively, for purchases of equipment and intangible assets in connection with our business activities.

Financing Activities

Net cash provided by financing activities was $352,854 for the year ended December 31, 2024, an increase of $1,423,532, or 132.96%, compared to $1,070,678 net cash used in financing activities for the year ended December 31, 2023. The increase in net cash provided by financing activities for the year ended December 31, 2024 was primarily attributable to a decrease in payments to related parties, offset by a decrease in receipts from related parties.

Net cash used in financing activities was $1,070,678 for the year ended December 31, 2023, a decrease of $60,204, or 5.32%, compared to $1,130,882 net cash used in financing activities for the year ended December 31, 2022. The decrease in net cash used in financing activities for the year ended December 31, 2023 was primarily attributable to an increase in receipts to related parties, offset by an increase in payments from related parties.

Foreign Currency Translations

The reporting currency of the Company is U.S. dollars. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.00 MOP, 8.05 MOP and 8.04 MOP to $1.00 USD at December 31, 2024, 2023 and 2022, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024, 2023 and 2022 were 8.04 MOP and 8.06 MOP, 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.77 HKD, 7.81 HKD and 7.80 HKD to $1.00 USD on December 31, 2024, 2023 and 2022, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024, 2023 and 2022 was 7.80 HKD, 7.83 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2024, 2023 and 2022 were $50,810, $2,914 and $(1,210), respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2024, 2023 and 2022 were $614, $(32) and $409, respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024 and 2023, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Lease Commitments

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on a lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor (the “Office Lease”). The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension.  Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. As of the date of this annual report, the Operating Entity continues to occupy the space and pay the rents due under the Office Lease. The Company intends to have the Operating Entity take over the Office Lease in August 2023 when the Office Lease expires. The total commitment for the entire term of the Office Lease will amount to approximately USD $43,000. In September 2023, the Operating Entity signed the Office Lease for a two-year period beginning September 7, 2023, and ending August 7, 2025. The total commitment for the entire term of the Office Lease will amount to approximately USD $87,000. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its warehouse comprising 3,654 square feet, which has a lease period from May 2020 to April 2027. The total commitment for the entire duration of the lease is estimated to be around $396,000. The lease agreement does not include any provisions for lease extension. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its equipment with a lease period ranging from January 2022 to July 2026. Total commitment for the full term of the lease will be approximately $9,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its parking space with a lease period ranging from November 2022 to October 2024. On October 31, 2024, The Operating Entity renewed its parking space Lease for a two-year period beginning November 1, 2024, and ending October 31, 2026. Total commitment for the full term of the lease will be approximately $7,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$103,221	$99,306

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023	$111,142	$95,303
Weighted average remaining lease term – operating leases (in years)	2.02	2.86
Weighted average discount rate – operating leases	5.28%	5.29%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of December 31, 2024 and 2023 are as below:

	As of December 31, 2024	As of December 31, 2023
Right-of-Use assets	$158,091	$243,439
Total operating lease assets	$158,091	$243,439

Short-term operating lease liabilities	$85,915	$100,150
Long-term operating lease liabilities	79,784	158,758
Total operating lease liabilities	$165,699	$258,908

Maturities of the Operating Entity’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2025	$91,949
2026	62,764
2027	19,601
2028	-
2029	-
Total lease payments	174,314
Less: Imputed interest/present value discount	8,615
Present value of lease liabilities	$165,699

Contingencies

The Company is currently not a party to any material legal proceedings, investigation, or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business, and there can be no assurance that matters arising in the ordinary course of business for which the Company could become involved in litigation will not have a material adverse effect on its business, financial condition, or results of operations.

Summary of Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, recoverability of the carrying value of long-lived assets, allowance for expected credit loss, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Revenue Recognition

The Company earns revenues through the marketing, sale, and distribution of alcoholic beverages. The Company adopted ASC 606 and recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

A five-step approach is applied in the recognition of revenue under ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs, or the net amount earned as commissions. When the Company is a principal, where the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent, where its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

The Company recognizes the product revenues from retail business on a gross basis as the Company is acting as the principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

Leases

The Company adopted lease accounting standard, ASC Topic 842, Leases (“ASC 842”). The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components separately.

Inventories

The Company values inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company uses weighting average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equals the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

At each balance sheet date, inventories are measured at the lower of cost and net realizable value. When the cost of inventory exceeds its net realizable value, provision for diminution in value of inventories is recognized. The Company usually recognizes provision for diminution in value of inventories on the basis of a single inventory item. For the inventory items of large quantity and low price, the Company recognizes provision for diminution in value of inventories based on inventory categories.

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the once-off amortization method.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 effected the tax liabilities from uncertain income tax position on the Company’s financial statements.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B. “Information on the Company-Business Overview” above.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, recoverability of the carrying value of long-lived assets, allowance for expected credit loss, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases, actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors, executive officer, and key employees are listed below. Each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him or her, or until such director’s resignation or removal. If a director’s appointment does not have a fixed term, the director serves indefinitely until his or her resignation or removal. An officer is elected by the Board of Directors and the officer’s term in office is, except to the extent governed by an employment contract, at the discretion of the Board of Directors.

Name	Age	Position(s)
Son I Tam	41	Director, Chairman of the Board of Directors, and Chief Executive Officer
Ming Yin Gordon Au Yeung	50	Chief Financial Officer
Kewei Joshua Cui	41	Independent Director
Ut Ha Lei	40	Independent Director
Siu Keung Yeung	42	Independent Director

The following is a brief biography of our executive officers, directors, and director nominees:

Mr. Son I Tam has been serving as our director, Chief Executive Officer since March 24, 2020. Mr. Tam has served as our Chairman of the Board of Directors since June 20, 2023. Mr. Tam is and has been since its incorporation in 2010, the founder, and chief executive officer of Companhia De Comercio Luz Limitada, which is an import trading and wholesaler of alcoholic beverages in Macau. Mr. Tam graduated from Huaqiao University in 2006 with a Bachelor of Biological Engineering degree. After graduating, Mr. Tam engaged in trading and sales-related work in Macau. In 2013, Mr. Tam earned a postgraduate degree in Business Management from Huaqiao University. With 15 years of experience in the distribution and marketing of alcohol beverages, Mr. Tam brings the knowledge and commitment required to manage and operate the business of Companhia De Comercio Luz Limitada. Mr. Tam is also a board director of the France Macau Chamber of Commerce, an organization that facilitates connections between local Macau business leaders and French companies.

Mr. Ming Yin Gordon Au Yeung has served as our Chief Financial Officer since January 3, 2025. With over two decades of experience in accounting, auditing, and corporate governance, Mr. Au Yeung has established himself as a versatile leader in financial management across various industries, including agriculture, investment, manufacturing, and logistics. Before joining us, Mr. Au Yeung held several prominent roles. Since August 2023, he has been a director at Infinity CPA Limited, providing auditing expertise. Since March 2018, he has been an independent non-executive director at Amco United Holding Ltd. He currently serves as Company Secretary for Fujing Holdings Co., Ltd. since March 2024, and Joint Company Secretary for both Dadi International Group Ltd. since February 2023 and Values Cultural Investment Ltd. since January 2020, among other notable roles. Previously, he was Company Secretary for Congyu Intelligent Agricultural Holdings Limited (formerly known as China Finance Investment Holdings Ltd) from May 2019 to December 2024, L&A International Holdings Limited from November 2019 to August 2020, and Success Dragon International Holdings Ltd from October 2017 to September 2019, respectively. He was Chief Financial Officer and Company Secretary for On Real International Holdings Ltd. from August 2017 to February 2019, and Huge China Holdings Ltd. from May 2015 to August 2017, overseeing financial strategies and compliance in the manufacturing and investment sectors, respectively. Mr. Au Yeung began his career as an Accounting Assistant at Derek Ng & Co.-CPA from April 1996 to April 2000, and later served as Senior Accounting Manager at ASR Logistics Holdings Ltd. from May 2000 to January 2015, where he gained extensive experience in logistics finance management. Mr. Au Yeung holds a Bachelor of Business degree in Business Administration from RMIT University, Australia, and a postgraduate diploma in Professional Accounting from Hong Kong Baptist University. He is a member of the Hong Kong Institute of Certified Public Accountants and has completed professional certifications with the Hong Kong Securities and Investment Institute.

Mr. Joshua Kewei Cui is an independent director of Epsium. He serves as the co-founder and executive director of SOCC Capital Consultancy Pte Ltd, which is regional corporate and advisory firms based in Singapore, specializing in financial and reporting compliance services. Mr. Cui serves as an independent director and a member of the audit committee of the BitFuFu Inc (NASDAQ: FUFU) since August 3, 2024. From June 2022 to September 2023, Mr. Cui was the Chief Financial Officer of Ohmyhome Ltd, a Nasdaq listing company, and was primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control. From May 2017 to July 2021, he also held the position of Chief Financial Officer at K2 F&B Holdings Limited. Graduating from Oxford Brookes University in 2007 with a degree of applied accounting, Mr. Cui has been a member of the Institute of Singapore Chartered Accountants since 2013.

Ms. Ut Ha Lei is an independent director of Epsium. She has been serving as the Customer Relationship Manager at Banco Delta Asia S.A. since 2019. From 2015 to 2019, she worked as a Senior Business Executive in the Marketing Department at China Telecom (Macau) Company Ltd. Prior to that, between 2007 and 2015, she was the Sales Department Store Manager at China Telecom (Macau) Company Ltd. Ms. Lei graduated from Huaqiao University in 2007, where she studied business management.

Mr. Siu Keung Yeung has been serving as our independent director since June 20, 2023. Mr. Yeung is a Chartered Accountant under the laws of England and Wales and is a Certified Public Accountant under the laws of Hong Kong. Since August of 2021, he has held the position of Senior Finance Manager at Hong Kong Huafa Investment Holdings Limited. Prior to this role he served as Senior Manager at Asia Pacific Silk Road Investment Company Limited. Before that, Mr. Leung served as Capital Market Deputy General Manager at New Provenance Everlasting Holdings Limited. Mr. Yeung’s professional journey also includes being the Company Secretary and Financial Controller at Ngai Shun Holdings Limited from December 2012 to May 2017. He also served as an Independent Non-Executive Director at Huarong International Financial Holdings Limited, where he served as a member of the Audit Committee, Nomination Committee, and the Chairman of Remuneration Committee. Mr. Yeung obtained a Bachelor of Commerce degree from Hong Kong Shue Yan University with a major in accounting in 2008.

Election of Officers

An officer is elected by the Board of Directors and serves, except to the extent governed by an employment contract, at the discretion of the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our directors and executive officers have not, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, such person’s involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its shareholders or persons associated with a shareholder.

B. Compensation

Compensation of Executive Officers

For the fiscal year ended December 31, 2024, our Company and our subsidiaries paid an aggregate of 296,000 MOP ($36,821) as compensation to Mr. Son I Tam. For the fiscal year ended December 31, 2023, our Company and our subsidiaries paid an aggregate of 260,000 MOP ($32,218) as compensation to Mr. Son I Tam. Our Company and our subsidiaries have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating entity is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits.

Compensation of Independent Directors

For the years ended 2024 and 2023, we did not compensate our independent director for their services as they had not become the independent directors for the years ended December 31, 2024 and 2023.

Our Chief Executive Officer who also serves as a director did not receive additional compensation for his service as director for the years ended December 31, 2024 and 2023.

Equity Incentive Plan

The Company has not adopted any equity incentive plan.

Employment Agreements and Indemnification Agreements

Our Company has entered into employment agreements with each of our executive officers. As of the date of this annual report, our executive officer is Mr. Son I Tam, who acts as our CEO, and Mr. Ming Yin Gordon Au Yeung, who acts as our CFO. Our Company may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, bribery, or severe neglect of their duties. An executive officer may terminate his or her employment at any time, subject to the terms of their employment agreements. Each executive officer has agreed to hold, both during and after the employment agreement expires, confidential information in strict confidence and not to use or disclose such information to any person, corporation, or other entity except as authorized or required by their duties to do so.

The Company has also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, our Company agrees to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their position as a director or officer of the Company.

C. Board Practices

Board of Directors

Our board of directors consists of four directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Committees of the Board of Directors

We have established three committees under the board of directors. The three committees are an audit committee, a nominating committee, and a compensation committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Ut Ha Lei. Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Siu Keung Yeung qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties including management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting, internal control policies and procedures, and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Kewei Joshua Cui. Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon, save for the exceptions as may be set forth. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	Periodically reviewing and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

Our nominating committee consists of Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Siu Keung Yeung. Kewei Joshua Cui, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board.

Family Relationships

None of the directors or executive officers has a family relationship.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in the Company’s best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to our Company, our directors must ensure compliance with our Memorandum and Articles of Association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	executing checks, promissory notes, and other negotiable instruments on behalf of the Company;

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meeting;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	declaring dividends and distributions.

Terms of Directors and Executive Officers

Our directors may be elected by a shareholder resolution; that is a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and voted. Alternatively, a resolution of shareholders may be passed by a resolution consented to in writing by a majority i.e., in excess of 50 percent of the votes of Shares entitled to vote thereon. Alternatively, our board of directors may, by an affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director to fill a vacancy on our board or as an addition to the existing board. When the directors appoint a person as director to fill a vacancy, the term shall not exceed the term in place when the person who has ceased to be a director ceased to hold office. Otherwise, our directors are not automatically subject to a term of office unless the term, if any, is fixed by the resolution of shareholders or the resolution of directors appointing them. Directors hold office until their resignation or removal. A director may be removed from office: (a) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders of the Company entitled to vote; or (b) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of director. In addition, a director will cease to be a director if they (i) become disqualified from acting as a director under the BVI Act and shall resign due to such disqualification; (ii) die or become of unsound mind.; (iii) resign their office by notice in writing; or (iv) are removed from office pursuant to any other provision of our articles of association. Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors.

Qualification

There is currently no shareholding qualification for directors. Under our Memorandum and Articles of Association, a director is not required to hold a Share as a qualification to office.

Interested Transactions

A director may, subject to any separate requirements required by the audit committee, the Memorandum and Articles of Association, the Nasdaq Stock Market Listing Rules, or because of the disqualification of the director by the chairman of the relevant board meeting, vote on any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in the contract or transaction is disclosed by them at or prior to its consideration and before any vote on the matter.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 30, 2025, for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares (individually and as a group); and

●	each person known to our Company to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,438,034 Ordinary Shares outstanding as of April 30, 2025.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2025 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1)(2):	10,800,000	80.369%
Son I Tam	0	0%
Ming Yin Gordon Au Yeung	0	0%
Kewei Joshua Cui	0	0%
Ut Ha Lei	0	0%
Siu Keung Yeung	0	0%

All directors and executive officers as a group	10,800,000	80.369%

5% Principal Shareholders (3):
Son I Tam	10,800,000	80.369%

Notes:

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 13,438,034 , being the number of ordinary shares as of April 30, 2025.

(2)	The business address of our directors and executive officers is Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

(3)	Unless otherwise indicated, the registered address of each of the 5% shareholders is Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

As of the date of this annual report, none of our outstanding Ordinary Shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended December 31, 2024, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Cash Transfers Between the Company and Our Subsidiaries

As the Company and Epsium HK are holding companies without substantive operations except as described below, and neither of them generates any income, their respective payment obligations such as fees owned to professional service providers or government administrative fees are met by utilizing cash transfers from the Operating Entity.

In early 2025, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $191,975 to pay for professional service fees and other fees in connection with the IPO, with amounts ranging between $10 and $79,825. Epsium HK also transferred to, or paid on behalf of, Epsium BVI a total of$23,287 to pay for management’s compensation and general administrative fee, with amounts ranging between $10 and $19,355. Epsium BVI transferred to the Operating Entity a total of $257,905 to pay for a purchase order.

In 2024, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $605,015 to pay for professional service fees and other fees in connection with the IPO, with amounts ranging between $10 and $140,000. For example, on January 23, 2024, the Operating Entity paid $77,123 on behalf of Epsium BVI for our annual audit fee. On March 4, 2024, the Operating Entity paid $140,000 on behalf of Epsium BVI for professional legal service fees.

Additionally, in early 2023, Epsium HK acted as an intermediary for the Operating Entity to facilitate its inventory procurement in Hong Kong from Hong Kong-based alcoholic beverage suppliers. These suppliers preferred to deal with the Company’s Hong Kong subsidiary as opposed to its Macau subsidiary before we established a business track record in Hong Kong. As an intermediary, Epsium HK purchased from these Hong Kong suppliers, and sold to the Operating Entity without gross margin, alcoholic beverages in 32 transactions. To help Epsium HK pay for these inventories, the Operating Entity transferred an aggregate of $8,660,422 to Epsium HK with amounts ranging between $12,815 and $1,827,456.

In 2023, the Operating Entity also transferred to, or paid on behalf of, Epsium BVI a total of $476,399 to pay for professional service fees and other fees in connection with the IPO, with amounts ranging between $12 and $55,560. For example, on January 9, 2023, the Operating Entity transferred $40,170 to Epsium BVI to pay for our annual audit fee. On January 11, 2023, the Operating Entity transferred $50,000 to Epsium BVI to pay for professional legal service fees.

Cash advancements to, and loans from, shareholders

During the years 2023 and 2024 up to the date of this annual report, there have been (i) cash advances to Mr. Son I Tam, our CEO, Chairman, and principal shareholder, from the Operating Entity for no direct business purpose, (ii) loans from Mr. Tam to the Operating Entity, and (iii) payments to third parties by Mr. Tam on behalf of the Operating Entity, Epsium HK or Epsium BVI. These transactions were conducted without contracts, and they have been interest-free with no repayment terms. The Company is currently in the process of settling all accounts receivable and the outstanding loan to Mr. Tam. As of November 3, 2023, all loans extended to Mr. Tam have been fully paid off. We adopted a Code of Business Conduct and Ethics on September 27, 2023 to better manage related party transactions and address our material weaknesses in our internal control over financial reporting. Please refer to “Risk Factors – Risks Related to our Ordinary Shares - We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.”

These transactions are summarized as follows:

2025 Transactions

During 2025, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts $6,251 and the total receipts of $369,316 owed to Mr. Tam. During the same period, the Company paid off $368,610 owned to Mr. Tam. As of the date of this annual report, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$706.

2024 Transactions

During 2024, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between US$81 and US$128,358. During the same period, the Company paid off $276,102 owned to Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$38,507 and US$359,403 and the total receipts of US$631,873 owed to Mr. Tam.  As of December 31, 2024, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$363,066.

2023 Transactions

During 2023, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between $12 and $256,305. As of November 3, 2023, Mr. Tam paid off $2,202,879 owed to the Company. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between $50 and $768,915 and the total receipts of $ 3,997,745 owed to Mr. Tam. As of December 31, 2023, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is $8,526.

2022 Transactions

During 2022, cash advancements were made to Mr. Tam by the Operating Entity, Epsium HK or Epsium BVI with amounts ranging between $12 and $497,265 and the total outstanding balance of $2,582,565 owed by Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between $2 and $42,168 and the total outstanding balance of $1,553,498 owed to Mr. Tam.  As of December 31, 2022, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI was $1,054,833.

Lease transactions

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on the Office Lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor. The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension. Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. The total commitment for the full lease term was approximately USD $43,000. Upon expiration in August 2023, Mr. Tam extended the Office Lease for a period beginning August 7, 2023, and ending September 6, 2023. The total commitment for the entire term of the Office Lease was approximately USD $3,600. The Operating Entity entered a new lease with the unaffiliated lessor for a two-year period beginning September 7, 2023, and ending September 6, 2025. The total commitment for the entire term of the new lease will be approximately USD $86,000. Upon the expiration of the foregoing term, the Operating Entity has replaced Mr. Tam, entered into a lease with the landlord directly, and continues to occupy the office space under the new lease. Please see more details of the lease between the landlord and the Operating Entity in “item 5.B. Liquidity and Capital Resources - Lease Commitments” for more details.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees- B. Compensation-Employment agreements.”

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends subject to certain restrictions under British Virgin Islands law, namely that we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our company will not be less than the sum of our total liabilities. Even if we decide to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

As of the date of this annual report, our Macau Subsidiary has not made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. Our Company intends to keep any future earnings to finance the expansion of our business, and our Company does not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions our Company makes to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

If our Company determines to pay dividends on any of our Ordinary Shares in the future, as a holding company incorporated in the British Virgin Islands, our Company will be dependent on receipt of funds from Epsium HK. Epsium HK, in turn, will be dependent on the receipt of funds from the Operating Entity. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, nationality, or domiciliation. However, taxpayers may be eligible for deductions and allowances.

Any dividends received by either individuals or corporate shareholders are considered as income and thus are subject to complementary tax as stated above.

Non-residents and companies not incorporated in Macau that do not conduct business activities in Macau, are normally not registered with the Macau Financial Services Bureau as taxpayers, and therefore are not required to submit their income tax returns in Macau. However, the Macau taxation authorities may challenge the accuracy of income statements and may calculate the amounts due based on prior results or estimations. In such events, appeals are available for unsatisfied parties.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and below, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

On March 27, 2025, the Company closed its initial public offering of 1,250,000 Ordinary Shares. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276313), which was initially filed with the SEC on December 29, 2023, as amended, and declared effective by the SEC on March 25, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “EPSM” on March 26, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated March 25, 2025, with D. Boral Capital LLC, as the representative of the underwriters with respect to the IPO. The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the representative, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director, executive officer, and owner of at least 5% of the Company’s outstanding Ordinary Shares (or securities convertible or exercisable into ordinary shares) have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the representative, for a period of 180 days after the effective date of the IPO registration statement.

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $4,240,500.

Pursuant to the underwriting agreement, the Company also granted the representative an option to purchase up to 187,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotments. On April 16, 2025, the underwriter fully exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares. The Company received $667,500 in net proceeds from the exercise of the over-allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the over-allotment option took place on April 17, 2025.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “EPSM”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “EPSM”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a holding company incorporated under the laws of British Virgin Islands on March 24, 2020, under the name “Shengtao Investment Development Limited” and changed the name of the Company to EPSIUM ENTERPRISE LIMITED on April 23, 2021 (the “Company”). Our affairs are governed by our Memorandum and Articles of Association (as amended and restated from time to time), the BVI Act and the common law of the British Virgin Islands.

As provided in our Memorandum and Articles of Association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The following are summaries of the material provisions of our current Memorandum and Articles of Association. These summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, copies of which are filed as exhibits to this annual report.

Ordinary Shares

General

The maximum number of shares we are authorized to issue is 1,000,000,000 shares, including 800,000,000 Ordinary Shares and 200,000,000 preferred shares, with each class carrying a par value of $0.00002 per share. Holders of Ordinary Shares will have the same rights. All of our issued Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders may freely hold and vote their Ordinary Shares at a meeting of the shareholders or on any resolution of the shareholders.

Our Memorandum and Articles of Association do not provide for pre-emptive rights.

Distributions

The holders of our Ordinary Shares are entitled to the right to an equal share of any dividend payments issued by the Company. Our Memorandum and Articles of Association provide that the directors of the Company may, by resolution of directors, authorize a dividend at a time and of an amount they deem appropriate if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Subject to the terms of our Memorandum and Articles of Association, holders of our Ordinary Shares also have the right to an equal share in the distribution of the surplus assets of the Company in the event of its liquidation.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a meeting of the shareholders of the Company, which is duly convened and held in accordance with our Articles of Association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. At any meeting of the shareholders, the chairman of such meeting is responsible for deciding such matters as he considers appropriate and whether any resolution proposed has been carried or not.

Election of directors

Under the laws of the BVI, the creation of cumulative voting rights for the election of our directors is not specifically prohibited or restricted. Cumulative voting is not a concept that is accepted as a common practice in the BVI, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

Subject to the terms of our Memorandum and Articles of Association, any director of the Company may convene meetings of the shareholders within or outside the British Virgin Islands as the director considers necessary or desirable. In addition, the director shall also convene a meeting of the shareholders upon the written request of 30 percent or more of shareholders entitled to exercise voting rights in respect of the matter for which the meeting is requested.

The director convening a meeting shall give not less than 7 days’ notice of a meeting of the shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members and are entitled to vote at the meeting as well as to the other directors. Where a meeting of the shareholders is held in contravention of the requirement to give notice, such a meeting is also valid provided that the shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds. In addition, any inadvertent failure of a director convening a meeting to give notice of a meeting to a shareholder or another director, or the fact that a shareholder or another director has not received notice will not invalidate the meeting.

At any meeting of shareholders, a quorum will be present if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than 50% of the votes of the issued shares of the Company (the “Shares”) entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by a single shareholder or proxy. If no quorum is present within 2 hours from the time scheduled for the meeting, the meeting shall be dissolved if it was convened upon request by the shareholders. In any other case, the meeting shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the director(s) may determine. If at the adjourned meeting, there are present within 1 hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. A shareholder shall be deemed to be present at a meeting of the shareholders if he or she participates by telephone or any other electronic means and all shareholders participating in the meeting are able to hear each other.

At every meeting of shareholders, the chairman of the Board of Directors shall preside as chairman of the meeting. If the chairman of the Board of Directors is not present at the meeting (or if there is no chairman of our Board of Directors), then the shareholders present shall choose amongst themselves a shareholder to be the chairman at the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman. If this condition is not met, then the oldest individual shareholder or representative of a shareholder present shall take the chair. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue of new Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of their Ordinary Shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of an Ordinary Share is effective when the name of the transferee is entered on the register of members. If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by resolution of directors to accept such evidence of the transfer of Shares as they consider appropriate; and that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer. Our Board of Directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share. If our Board of Directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in its resolution.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of shareholders or, if permitted under section 199(2) of the BVI Act, by a resolution of directors, if we have no liabilities or we are able to pay our debts as they fall due, and the value of our assets equals or exceeds our liabilities. On a liquidation or winding up, surplus assets of the Company available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board of Directors may, on the terms established at the time of the issuance of such Ordinary Shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. To avoid any doubt, if the issued Ordinary Shares have been fully paid in accordance with the terms of its issuance and subscription, the Board of Directors shall not have the right to make calls on such fully paid Ordinary Shares and such fully paid Ordinary Shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

The BVI Act and our Articles of Association permit us to purchase our own shares, with the prior written consent of the relevant shareholders, upon a resolution of directors and in accordance with applicable law.

Modifications of rights

If at any time, the Company is authorized to issue more than one class of Shares, the rights attached to any class may only vary, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting of more than 50% of the issued shares of the class to be affected. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Changes in the number of Ordinary Shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our Board of Directors:

●	amend our Memorandum of Association to increase or decrease the maximum number of Ordinary Shares we are authorized to issue,

●	subject to our Memorandum of Association, subdivide our authorized and issued ordinary shares into a larger number of Ordinary Shares then our existing number of ordinary shares, and

●	subject to our Memorandum of Association, consolidate our authorized and issued shares into a smaller number of Ordinary Shares.

Inspection of books and records

Under the BVI Act, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that allowing such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association authorizes our Board of Directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares to the extent available, from time to time as our Board of Directors shall determine, provided that such issuance does not exceed the maximum number of shares the Company is authorized to issue.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more companies, each a “constituent company,” may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. To merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our Company in which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the Company and (ii) the transaction is in the ordinary course of the Company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the Company is not voidable if the material facts of interest are known to the shareholders and they approve or ratify it, or the Company received a fair market value for the transaction. In any event, all shareholders must be given a copy of the merger or consolidation plan irrespective of whether they are entitled to vote at the meeting to approve the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the merger or consolidation plan has been approved by the directors and authorized by a resolution of the shareholders, the articles of merger or consolidation are to be executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares, pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value for the shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers the affairs of the Company, or any act or acts of the Company, as having been, being, or likely to be, conducted in a manner that is likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to them, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that their shares be acquired, they be provided compensation, the Court will regulate the future conduct of the Company, or that any decision of the Company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any harm done to the Company.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of the Company on the grounds that it is just and equitable for the court to so order. Except in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership, and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for the indemnification of officers and directors, except to the extent any such provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or criminal liability. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlements, and expenses reasonably incurred in connection with legal, administrative, or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another corporate body or a partnership, joint venture, trust, or other enterprise.

These indemnities only apply if the person acted honestly and in good faith for our best interests, and in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been advised that it is the opinion of the SEC, such indemnification is against public policy expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as if they believe the exercise of such rights and powers are in good faith and in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our directors owe the Company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose, and what the directors believe to be in the best interests of the Company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the Company, the nature of the decision, the position of the director, and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the Company acts in a manner which contravenes the BVI Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to the Company by our directors.

Shareholder action by written consent

Under BVI law, subject to the memorandum or articles of association of a company, an action that may be taken by the company at a meeting of shareholders may also be taken by way of a written resolution of shareholders without the need for any notice. Our Memorandum and Articles of Association provide that following the completion of the Offering, any action required or permitted to be taken by the shareholders of the Company must be effected by a meeting of the shareholders of the Company duly convened and held in accordance with our Articles of Association.

Shareholder proposals

BVI law and our Memorandum and Articles of Association provide our shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be convened may request that the directors shall requisition a shareholders’ meeting. As a British Virgin Islands company, we are not obliged by law to call an annual general meeting of shareholders, however our Memorandum and Articles of Association do permit the directors to convene meetings of the shareholders at such times as the director considers necessary or desirable. The location of any shareholder meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

BVI law does not expressly permit cumulative voting for directors, and our Memorandum and Articles of Association do not provide for cumulative voting.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of Shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75% of the votes of the shareholders of the Company entitled to vote. Directors can also be removed for cause by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

BVI law has no relevant statute restricting public corporations from engaging in certain business transactions with an interested shareholder for certain year(s) except when the corporation has opted out or when the Board of Directors approves the business transaction that caused the shareholder to become interested. In addition, our Memorandum and Articles of Association do not expressly provide for such protection.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors in accordance with section 199 of the BVI Act.

Variation of rights of shares

Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes, the rights attached to any class may be varied, whether or not our Company is in liquidation, only with the consent in writing or by a resolution passed at a meeting by shareholders of not less than 50% of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law and subject to certain terms under our existing Memorandum and Articles of Association, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. However, no amendment may be made by resolution of directors (a) to restrict the rights or powers of the shareholders to amend the Memorandum and the Articles of Association, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum and Articles of Association, (c) to alter circumstances where the Memorandum and Articles of Association cannot be amended by the shareholders, or (d) to Clauses 7, 8, 9, or 12 under the existing Memorandum and Articles of Association.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Stock Transfer Agent

TranShare Corporation is our Company’s stock transfer agent, located at Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764 and phone number is 303-662-1112.

Anti-Money Laundering — British Virgin Islands

To comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person residing in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (Revised Edition 2020). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

BVI Data Protection

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on 9 July 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the needs of public authorities, businesses, and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle, and the Access Principle) which require that:

●	personal data shall not be processed unless it is processed for a lawful purpose directly related to an activity of the data controller, the processing of the personal data is necessary for, or directly related to that lawful purpose, and the personal data is adequate but not excessive in relation to that purpose;

●	a data controller shall inform a data subject upon a request for personal data of certain matters, including the purposes for which the personal data is being collected and further processed, and any information available to the data controller as to the source of that personal data;

●	no personal data shall, without the consent of the data subject, be disclosed for any purpose other than the purpose for which the personal data was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of the class of third parties to whom the data controller discloses or may disclose the personal data;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	the personal data processed for any purpose shall not be kept for longer than is necessary for the fulfillment of that purpose;

●	data controllers shall take reasonable steps to ensure that the personal data is accurate, complete, not misleading and kept up to date; and

●	a data subject shall be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except compliance with request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests for personal data from data subjects.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA;

●	willfully breaching the confidentiality obligations established under the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to $500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress from their data being processed in contravention of the DPA may institute civil proceedings in the British Virgin Islands courts.

The above summary is qualified in its entirety by our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 1.1 of of this Annual Report on Form 20-F.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D. Exchange Controls

There are currently no exchange control regulations in the BVI applicable to the Company or its shareholders.

E. Taxation

The following discussion of British Virgin Islands, Macau and U.S. federal income tax consequences of the ownership and disposition of ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of ordinary shares, such as the tax consequences under state, local and other tax laws.

Macau, SAR China, Taxation

According to Macau law, income received in Macau is subject to taxation under Macau’s Complementary Tax provisions, regardless of whether the recipient is an individual or a corporation, their specific industry, nationality or domiciliation. However, taxpayers may be eligible for deductions and allowances.

Companies are required to declare their annual profit, which is subject to the Complementary Tax. If a dividend is declared, taxable profit is based on profit after dividends have been paid. Law No. 22/2023 (also known as the 2024 Budget Law), extends the exempted portion of income to MOP600,000. The excess of taxable income is then taxed at a 12%. These measures implemented through the 2024 Budget Law are extraordinary and there can be no assurances that the exemption limit will increase, decrease, or stay at its present level.

These rates apply to declared taxable profit, which are calculated as gross income less allowable deductions from all income generating sources, except professional tax and property income, which are taxed separately under different regulations.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company in respect of the Ordinary Shares of the Company to persons who are not residents of the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not residents of the BVI with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of the stamp duty in the BVI provided they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

BVI Economic Substance

The British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union regarding offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities”. However, it is anticipated that the Company as a “purely equity holding equity” will only be subject to more limited substance requirements. Although it is presently anticipated that the ESA will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion, or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as state, local, foreign, and other tax consequences applicable to them through the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, changes which could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered, for the purposes of clause (1) above, to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as a capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from an active trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC; however, there can be no assurances with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets, for the purposes of the asset test, will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the IPO. We are under no obligation to take steps to reduce the risk of being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares.

If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a “mark-to-market” election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such an ordinary loss, however, is allowable only to the extent of any net “mark-to-market” gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a “mark-to-market” election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net “mark-to-market” gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect the amount of any such income or loss. If you make a valid “mark-to-market” election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The “mark-to-market” election is available only for a “marketable stock”, which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the “mark-to-market” election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid “qualified electing fund” election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The “qualified electing fund” election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the “purging election” will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the “purging election”, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely “qualified electing fund” election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a “mark-to-market” election after ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to be ineligible for a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. However, backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-276313), as amended to register our ordinary shares in relation to our initial public offering.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N E, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

While our reporting currency is the U.S. dollar, the majority of the Macau Subsidiary’s revenues are denominated in Hong Kong dollars and Macau Patacas. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies of the Macau Subsidiary. The fluctuation in the value of the Hong Kong dollar and Macau Patacas against the U.S. dollar may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged since 1983 and the Macau Pataca is pegged to the Hong Kong dollar, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar or that the Macau Pataca will remain pegged to the Hong Kong dollar.

In addition, because the currency market for Macau Patacas is relatively small and undeveloped, our ability to convert large amounts of Macau Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may have difficulty converting Macau Patacas into U.S. dollars, which could hinder our ability to service certain expenses denominated in U.S. dollars. On the other hand, to the extent that we are required to convert U.S. dollar financings into Hong Kong dollars or Macau Patacas for our operations, fluctuations in the exchange rates between Hong Kong dollars or Macau Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

Furthermore, the depreciation of RMB against U.S. dollar or Hong Kong dollar will affect the purchasing power of visitors from China, which in turn may affect the visitation and level of spending at Macau. To date, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations. Any significant fluctuations in the exchange rates mentioned above may have a material adverse effect on our business, financial condition, results of operations or prospects.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses and may have a material adverse effect on our business, financial condition, results of operations or prospects.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-276313) (the “F-1 Registration Statement”) in relation to our initial public offering of 13,438,034 Ordinary Shares (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 187,500 Ordinary Shares), at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed in March 2025. D. Boral Capital LLC acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on March 25, 2025. We raised approximately US$4,908,000 in net proceeds from the issuance of new shares from the initial public offering and the exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $1,438,491 of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024, were not effective.

In relation to the examination of our consolidated financial statements presented in this Annual Report, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) our lack of proper documentation for transactions involving our Operating Entity and certain related parties controlled by Mr. Tam, our CEO, Chairman, and principal shareholder, and the intermingling of funds between Mr. Tam and the Operating Entity relating to such transactions, (ii) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (iii) certain cutoff issues concerning revenue and inventory recognition requiring adjustments thereto, (iv) lack of effective policies and procedures in place to provide adequate, independent oversight over financial reporting, timely preparations and review of accounting records (including general journal entries), and (v) a lack of clarity on job responsibilities and segregation of duties among certain staff. Additionally, we have identified significant deficiencies in that the Company manually, as opposed to using an EPR system, to integrate its inventory and accounting record, which could lead to errors; and we had a high frequency of cash transactions, the documentation of which should be improved.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) appointing or nominating independent Board members with financial reporting experience or proficiency; (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iii) adopting a Code of Business Conduct and Ethics and a Cash Management Policy on September 27, 2023. Additionally, we also plan to address the weakness by (i) formulating and adopting proper internal control policies and financial control system to monitor, detect, and avoid any unsuitable transactions and to ultimately improve our internal control over financial reporting status; (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; and (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. Although, we are taking remedial measures to improve the effectiveness of our controls, we cannot assure you that the measures we take will be sufficient to remediate the material weaknesses described above and identified in the future or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses in our internal controls over financing reporting.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Siu Keung Yeung is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and the chief financial officer. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333- 276313) filed with the SEC on March 10, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by TAAD, LLP for the periods indicated:

	December 31, 2024	December 31, 2023
	USD	USD
Audit Fees	$159,650	148,320
Audit Related Fees	19,467	38,941
Tax Fees	-	-
All Other Fees	31,157	33,973
Total Fees	$210,274	221,234

“Audit-related fees” are the aggregate fees billed for review of interim financial information that are not reported under audit fees.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 3. Key Information - Implications of Our Being a Foreign Private Issuer” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Ordinary Shares - As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards” for more information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

2.1	Specimen certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

2.2*	Description of Securities

4.1	Underwriting Agreement dated March 25, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on March 27, 2025)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.1	Form of Officer and Director Agreement, by and between Son I Tam and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.2	Form of Officer and Director Agreement, by and between Ming Yin Gordon Au Yeung and the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.3	Form of Independent Director Agreement, by and between Siu Keung Yeung and the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.4	Form of Independent Director Agreement, by and between Ut Ha Lei and the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.5	Form of Independent Director Agreement, by and between Kewei Joshua Cui and the Registrant (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333- 276313) filed with the Securities and Exchange Commission)

11.2*	Insider Trading Policy of the Company

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy of the Company

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPSIUM ENTERPRISE LIMITED

By:	/s/ Son I Tam
Name:	Son I Tam
Title:	Chairman of the Board, Chief Executive Officer

Date: April 30, 2025

EPSIUM ENTERPRISE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Epsium Enterprise Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epsium Enterprise Limited and Subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, change in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP

We have served as the Company’s auditor since 2020.

Diamond Bar, California

April 30, 2025

Epsium Enterprise Limited and Subsidiaries
Consolidated Balance Sheets

Assets	December 31, 2024	December 31, 2023

Current assets:
Cash	$148,828	$1,316,158
Term deposit	45,006	-
Accounts receivable	1,170,209	685,706
Prepaid expense	3,771	3,399
Advances payments for goods	4,361,465	3,060,430
Other receivables	19,188	17,579
Inventories	4,642,982	5,417,958
Total current assets	10,391,449	10,501,230
Non-current assets:
Property and equipment, net	78,115	9,973
Leased right-of-use assets	158,091	243,439
Total non-current assets	236,206	253,412
Total assets	$10,627,655	$10,754,642

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$538,859	$1,397,760
Employee benefits payable	53,667	51,124
Taxes payable	1,299,184	1,166,648
Lease liability - current	85,915	100,150
Amount due to related parties	363,066	8,526
Total current liabilities	2,340,691	2,724,208
Non-current liabilities:
Lease liabilities non-current	79,784	158,758
Total non-current liabilities	79,784	158,758
Total liabilities	2,420,475	2,882,966
Stockholder’s equity:
Ordinary shares (par value $0.00002 per share, 800,000,000 shares authorized; 12,000,534 and 12,000,534 shares issued and outstanding at December 31, 2024 and 2023, respectively*	240	240
Preferred shares (par value $0.00002 per share, 200,000,000 shares authorized; no preferred shares issued and outstanding at December 31, 2024 and 2023	-	-
Paid-in capital*	328,241	328,241
Reserve Capital	1,550	1,550
Accumulated Other Comprehensive Income (Loss)	44,800	(6,010)
Retained earnings	7,738,123	7,463,266
Total Epsium stockholder’s equity	8,112,954	7,787,287
Non-controlling interest	94,226	84,389
Total stockholder’s equity	8,207,180	7,871,676
Total liabilities and stockholder’s equity	$10,627,655	$10,754,642

*	Retroactively restated for the effect of share surrender and share cancellation.

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Revenue, net	$12,518,070	$29,195,798	$11,173,092
Cost of goods sold	10,913,548	23,653,815	9,250,981
Gross profit	1,604,522	5,541,983	1,922,111

Operating expenses:
Selling and distribution expenses	3,095	2,367	3,047
General and administrative expenses	1,193,528	1,206,852	681,232
Total operating expenses	1,196,623	1,209,219	684,279
Operating income	407,899	4,332,764	1,237,832
Other expenses (income)
Interest expense	-	5,254	74,248
Other expenses (income), net	(1,460)	21,286	(142,364)
Total other expenses (income), net	(1,460)	26,540	(68,116)
Income before provision for taxes	409,359	4,306,224	1,305,948
Provision for income taxes	124,665	587,984	175,002
Net income	$284,694	$3,718,240	$1,130,946

Less: net income attributable to non-controlling interest	9,837	43,771	13,478
Net income attributable to Epsium Enterprise Limited	$274,857	$3,674,469	$1,117,468

Other comprehensive income
Foreign currency translation gain/(loss)	50,810	2,914	(1,210)
Comprehensive income attributable to Epsium Enterprise Limited	$325,667	$3,677,383	$1,116,258

Earnings per ordinary share
– Basic and diluted*	$0.02	$0.31	$0.09

Weighted average number of ordinary shares outstanding
– Basic and diluted*	12,000,534	12,000,534	12,000,534

*	Retroactively restated for the effect of share surrender and share cancellation.

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

December 31, 2024, 2023 and 2022

	Ordinary shares					Accumulated Other	Total Epsium	Non-	Total
	Number of Shares*	Amount*	Paid-in Capital*	Reserve Capital	Retained Earning	Comprehensive Income (Loss)	Stockholder’s Equity	controlling Interest	Stockholder’s Equity
Balance at December 31, 2021	12,000,534	240	253,075	1,550	2,671,329	(7,714)	2,918,480	27,066	2,945,546
Imputed interest expense	-	-	70,155	-	-	-	70,155	40	70,195
Foreign currency translation gain (loss)	-	-	-	-	-	(1,210)	(1,210)	-	(1,210)
Net income	-	-	-	-	1,117,468	-	1,117,468	13,478	1,130,946
Balance at December 31, 2022	12,000,534	240	323,230	1,550	3,788,797	(8,924)	4,104,893	40,584	4,145,477
Imputed interest expense	-	-	5,011	-	-	-	5,011	34	5,045
Foreign currency translation gain (loss)	-	-	-	-	-	2,914	2,914	-	2,914
Net income	-	-	-	-	3,674,469	-	3,674,469	43,771	3,718,240
Balance at December 31, 2023	12,000,534	240	328,241	1,550	7,463,266	(6,010)	7,787,287	84,389	7,871,676
Foreign currency translation gain (loss)	-	-	-	-	-	50,810	50,810	-	50,810
Net income	-	-	-	-	274,857	-	274,857	9,837	284,694
Balance at December 31, 2024	12,000,534	$240	$328,241	$1,550	$7,738,123	$44,800	8,112,954	94,226	$8,207,180

*	Retroactively restated for the effect of share surrender and share cancellation.

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Cash flows from operating activities
Net income	$284,694	$3,718,240	$1,130,946
Adjustments to reconcile net income to net cash used in operating activities：
Depreciation	15,411	19,989	22,594
Imputed interest expense	-	5,037	70,666
Non cash lease expenses	86,468	12,063	17,754
Changes in operating assets and liabilities：
Long-term deferred expenses	-	-	7,585
Inventories	805,109	435,839	(1,063,646)
Accounts receivable	(477,999)	(437,402)	67,979
Prepayments	(1,276,336)	(3,047,599)	292,162
Other receivables	(1,492)	11,234	613
Accounts payable	(861,167)	546,696	705,448
Employee benefits payable	2,213	50,173	(333)
Taxes and surcharges payable	124,665	565,210	175,002
Lease liabilities	(94,390)	(4,903)	(31,023)
Other payables	-	(12,500)	-
Net cash flows provided by (used in) operating activities	(1,392,824)	1,862,077	1,395,747

Cash flows from investing activities：
Cash paid for property and equipment	(83,176)	(770)	(4,218)
Cash paid for long-term deferred expenses	-	-	(7,507)
Purchase of term deposit	(44,798)	-	-
Net cash flows used in investing activities	(127,974)	(770)	(11,725)

Cash Flow from Financing Activities:
Receipts from related parties	628,956	3,991,077	-
Payments to related parties	(276,102)	(5,034,921)	(1,026,414)
Repayments to bank loans	-	(26,834)	(104,468)
Net cash provided by (used in) financing activities	352,854	(1,070,678)	(1,130,882)

Effect of exchange rate change on cash and restricted cash	614	(32)	409

Net increase (decrease) in cash	(1,167,330)	790,597	253,549

Cash at the Beginning of the Year	1,316,158	525,561	272,012
Cash at the End of the Year	$148,828	$1,316,158	$525,561

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	-	-	-
Taxes	$-	$22,774	$-

The accompanying notes are an integral part of the consolidated financial statements

EPSIUM ENTERPRISE LIMITED AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(All amounts in USD unless otherwise stated)

1. Organization

Shengtao Investment Development Limited (“Shengtao”) was established on March 24, 2020 in British Virgin Islands. On April 23, 2021, Shengtao changed its name to Epsium Enterprise Limited (“Epsium BVI” “the Company” “us” “we”).

Epsium Enterprise Limited (“Epsium HK”) was set up on March 12, 2020 in Hong Kong, SAR China. On March 12, 2020, Mr. Chi Long Lou acquired 100% and 10,000 shares of Epsium HK by paying HK$ 10,000. On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 8,000. On May 17, 2021, Mr. Son I Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 1,900. An individual Mr. Lou Chi Long owns 1% of Epsium HK.

Companhia de Comercio Luz Limitada (“Luz”) was established in 2010, is a limited liability Company, with a share capital of MOP 25,000. It is a Macau registered company with an office address in Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

On May 12, 2021, Epsium HK acquired 80% of all outstanding shares of Luz at no cost. Son I Tam, the CEO of the Company, has the remaining 20% shares of Luz.

The consolidated financial statements presented herein consolidate the financial statements of Epsium, with the financial statements of its subsidiaries in the following structure chart:

Notes:

(1)	Includes Ordinary Shares held by the minority shareholders, each natural person or entity who directly or indirectly, owns less than 5% of the Company’s Ordinary Shares.

(2)	EPSIUM ENTERPRISE LIMITED (or Epsium BVI), a holding company without operations, is the company issuing securities sold in the IPO.

(3)	Companhia de Comercio Luz Limitada (or Luz) is the operating company in Macau through which Epsium BVI conducts its operations.

Based on the structure, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, constructively owns 92.80% of Luz. The Company and its subsidiaries are considered under common control.

The Company’s business focuses on import trading and wholesale of alcoholic beverages. The products available for sale come from countries/regions, including but not limited to, France, Chile, Australia, China, USA, and Scotland. The brands include, but are not limited to, Moutai, Xijiu, Wuliangye, Remy Martin Cognac, Macallan, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), and Red & White Wines. All products are sold to the customers through formal and legal channels on the premise of original imported basis. The distribution channels of the Company cover most of the areas in Macau, including chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels, and major gaming groups.

On February 8, 2024, pursuant to the written resolutions signed by all the directors of the Company, the Company accepted the surrender of shares by each shareholder of the Company (the “Share Surrender”) and approved the cancellation of the surrendered shares (the “Share Cancellation”) such that following the Share Surrender and Share Cancellation, the total number of issued shares held by each shareholder of the Company will be reduced to 20% (or 1/5) of such shareholder’s shareholding before the Share Surrender. As a result of the Share Surrender and the Share Cancellation, the total number of issued shares of the Company reduced from 60,002,670 ordinary shares to 12,000,534 ordinary shares, with a par value of $0.00002 per share. The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation.

On February 8, 2024, 7 shareholders surrendered 48,002,136 shares back to the Company for cancellation for no consideration. (the “Share Surrender and Share Cancellation”). The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation. All shares outstanding were retroactively restated for the effect of Share Surrender.

On March 27, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5,000,000 from the Offering; after deducting underwriting discounts and other related expenses, the company received $4,240,500 in net proceeds from the IPO. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discounts. On April 16, 2025, the underwriter fully exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares. The Company received $667,500 in net proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the over-allotment option took place on April 17, 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries, Epsium HK and Luz. All intercompany transactions and balances have been eliminated upon consolidation.

Basis of Presentation and Organization

The financial statements of the Company as of December 31, 2024 and 2023 have been prepared in accordance with U.S. GAAP.

Cash

The Company considers cash and all highly liquid debt instruments with a maturity date of three months or less (at date of purchase) to be cash.

Accounts Receivable

Accounts receivable represent amounts due from marketing, sale and distribution of the products and are recorded net of allowance for doubtful accounts.

The Company markets, sells and distributes products, such receivables are recorded as account receivable.

Other than the accounts receivable arising from the marketing, sale and distribution of products, the Company considers many factors in assessing the collectability of its account receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debt and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, recoverability of the carrying value of long-lived assets, allowance for expected credit loss, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases, actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Revenue Recognition

The Company earns revenues through the marketing, sale and distribution of products. The Company adopted ASC 606 and recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer have occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

A five-step approach is applied in the recognition of revenue under ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties.

The Company recognizes the products revenues from retail business on a gross basis as the Company is acting as a principal in these transactions, and is responsible for fulfilling the promise to provide the specified goods.

Leases

The Company adopted lease accounting standard, ASC Topic 842, Leases (“ASC 842”). The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Comprehensive income

Comprehensive income is defined as changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income for the periods presented includes net income and foreign currency statement translation gains/(loss).

Fair Value Measurements

The Company applies the provisions of ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amounts approximately fair value due to their relatively short maturities. The carrying amounts of the long-term debt approximate their fair values based on current interest rates for instruments with similar characteristics.

The three levels of valuation hierarchy are defined as follows:

Level 1:	Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2:	rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3:	Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities. Accounts receivable and accounts payable are measured at amortized cost. Some of the Company’s financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximately fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts receivable, accounts payable, and all current liabilities.

Advertising Expense

Advertising costs are expensed as incurred. For the years ended December 31, 2024 and 2023, the Company incurred advertising costs of approximately $1,709 and $986, respectively.

Inventories

The Company values its inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company used weighting average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

At each balance sheet date, inventories are measured at the lower of cost and net realizable value. When the cost of inventory exceeds its net realizable value, provision for diminution in value of inventories is recognized. The Company usually recognizes provision for diminution in value of inventories on the basis of a single inventory item. For the inventory items of large quantity and low price, the Company recognizes provision for diminution in value of inventories based on inventory categories.

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the once-off amortization method.

Foreign Currency Translation

The reporting currency of the Company is U.S. dollars. On September 27, 1983, the Macao government announced that the standard of 1.03 MOP to 1 HKD was the fixed linked exchange rate system. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.00 MOP and 8.05 MOP to $1.00 USD at December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024 and 2023 were 8.04 MOP and 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.77 HKD and 7.81 HKD to $1.00 USD on December 31, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2024 and 2023 was 7.80 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2024, 2023 and 2022 were $50,810, $2,914 and $(1,210), respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2024, 2023 and 2022 were $614, $(32) and $409, respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Non-Controlling Interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed to its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 affected the tax liabilities from uncertain income tax position on the Company’s financial statements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Fixed assets are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Motor Vehicle	5 years
Renovation	5 years
Equipment	4-5 years
Furniture & Fixture	4-5 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of fixed assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive income/(loss)

Impairment of Long-lived assets

Long-lived assets, which include equipment are evaluated for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets are written down to the estimated fair value, and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists as of December 31, 2024, 2023 and 2022.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company adopted this guidance effective on January 1, 2023. The adoption did not have significant impact on the Company’s consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Company is currently applied these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amended guidance added an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments guidance is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The guidance can be applied either prospectively or retrospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The amended guidance is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance can be applied either prospectively or retrospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

3. Prepaid expense

Prepaid expense consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Prepaid expense	$3,771	$3,399

Prepaid expense consist of primarily prepaid office expenses.

4. Advances payments for goods

Advances payments for goods consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Advances payments for goods	$4,361,465	$3,060,430

Advances payments for goods are prepayment is the inventory purchase payment paid to the supplier. Due to frequent purchases with the supplier, a part of the payment is usually required. On February 1, 2024, the Company entered into a material purchase agreement with a supplier for a thirty-five-month period beginning February 1, 2024 and ending December 31, 2026, and purchased goods at the agreed price during the agreement period. In 2023, the company purchased goods from a supplier at preferential prices, as of December 31, 2024, the company prepaid $1,527,576 to this supplier. The Company plan to receive the inventory in 2025. As of December 31, 2024 and 2023, in order to lock in the purchase price and control the purchase cost, the company prepaid $4,361,465 and $3,060,430 to the supplier, respectively.

5. Term Deposit

As of December 31, 2024 and 2023, term deposit was $45,006 and $0, respectively. This term deposit serves as 120% collateral for a corporate credit card with a limit of $37,505(MOP 300,000). This term deposit has a maturity of one year from July 30, 2024 to July 31, 2025 and an annual interest rate of 3.2%.

6. Other receivables

Other receivables consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Deposit	$17,787	$16,791
Others	1,401	788
Total	$19,188	$17,579

Other receivables are mainly rental deposit for office and warehouse.

7. Inventories, Net

Inventories, net consist of the following:

	As of December 31, 2024	As of December 31, 2023
Finished goods	$4,642,982	$5,417,958
Total	4,642,982	5,417,958
Less: valuation allowance	–	–
Inventories, net	$4,642,982	$5,417,958

8. Property and equipment, net

Fixed Assets consist of the following:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Leasehold improvement	$33,150	$32,944	$32,965
Furniture & Fixture	7,809	7,761	6,995
Equipment	8,715	8,660	8,666
Motor Vehicle	153,302	69,307	69,350
Total	202,976	118,672	117,976
Less: accumulated depreciation	124,861	108,699	88,733
Net book value	$78,115	$9,973	$29,243

Depreciation expenses were $15,411, $19,989 and $22,594 for the years ended December 31, 2024, 2023 and 2022, respectively.

The new purchased vehicle during the year ended December 31, 2024 was registered with 99% of ownership by the Company, and 1% ownership by the Kam Iat Fu International Company Limited, which is a related party and 95.2% own by Son I Tam, the CEO & Chairman of the Company.

9. Income Taxes

British Virgin Islands Tax

Under the current British Virgins Islands laws, the Company is not subject to tax on income or capital gain.

Macau Tax

Macau enterprise income tax is calculated based on the Macau Enterprise Income Tax Law (the “Macau EIT Law”). Under the Macau EIT Law, when the net income is less than $74,663 (MOP 600,000), no tax is levied. When the income exceeds $74,663 (MOP 600,000), the income tax is calculated at 12% for the excess.

Hong Kong Tax

Epsium HK is incorporated in the Hong Kong and subject to the Hong Kong Enterprise Income Tax Law (the “HK EIT Law”). Under the HK EIT Law, when the net income is less than $256,312 (HKD 2,000,000), the income tax is calculated at 8.25%. When the income exceeds $256,312 (HKD 2,000,000), the income tax is calculated at 16.5% for the excess.

The following table summarizes income before income taxes and non-controlling interest allocation:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Epsium BVI	$(699,020)	$(658,866)	$(216,984)
Epsium HK	(5,157)	(9,194)	(9,911)
Luz	1,113,536	4,974,284	1,532,753
Total	$409,359	$4,306,224	$1,305,948

Significant components of the income tax provision were as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Current tax provision:
Epsium BVI	$–	$–	$–
Epsium HK	–	–	–
Luz	124,665	587,984	175,002

Deferred tax provision:
Epsium HK	–	–	–
Total	$124,665	$587,984	$175,002

For the years ended December 31, 2024, 2023 and 2022, management believes that the realization of the benefit arising from the losses of certain Hong Kong subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $425, $759 and $818 have been provided against the deferred tax assets of these subsidiaries, respectively.

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Income before provision for taxes - Epsium BVI	$(699,020)	$(658,866)	$(216,894)
Income before provision for taxes - Epsium HK	(5,157)	(9,194)	(9,911)
Income before provision for taxes - Luz	1,113,536	4,974,284	1,532,753
Macau corporate income tax rate	12%	12%	12%
Income tax provision computed at Macau statutory corporate income tax rate	133,625	596,914	183,930
Reconciling items:
Income not subject to income tax	(8,960)	(8,930)	(8,928)
Uncertain tax positions	–	–	–
Income taxes provision	$124,665	$587,984	$175,002

10. Operating Leases

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on a lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor (the “Office Lease”).   The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension.  Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. As of the date of this annual report, the Operating Entity continues to occupy the space and pay the rents due under the Office Lease. The Company intends to have the Operating Entity take over the Office Lease in August 2023 when the Office Lease expires. The total commitment for the entire term of the Office Lease will amount to approximately USD $43,000. In September 2023, the Operating Entity signed the Office Lease for a two-year period beginning September 7, 2023, and ending August 7, 2025. The total commitment for the entire term of the Office Lease will amount to approximately USD $87,000. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its warehouse comprising 3,654 square feet, which has a lease period from May 2020 to April 2027. The total commitment for the entire duration of the lease is estimated to be around $396,000. The lease agreement does not include any provisions for lease extension. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its equipment with a lease period ranging from January 2022 to July 2026. Total commitment for the full term of the lease will be approximately $9,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its parking space with a lease period ranging from November 2022 to October 2024. On October 31, 2024, The Operating Entity renewed its parking space Lease for a two-year period beginning November 1, 2024, and ending October 31, 2026. Total commitment for the full term of the lease will be approximately $7,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$103,221	$99,306	$101,958

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023	$111,142	$95,303	$102,985
Weighted average remaining lease term – operating leases (in years)	2.02	2.86	3.91
Weighted average discount rate – operating leases	5.28%	5.29%	5.27%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of December 31, 2024, 2023 and 2022 are as below:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Right-of-Use assets	$158,091	$243,439	$255,681
Total operating lease assets	$158,091	$243,439	$255,681

Short-term operating lease liabilities	$85,915	$100,150	$76,050
Long-term operating lease liabilities	79,784	158,758	187,933
Total operating lease liabilities	$165,699	$258,908	$263,983

Maturities of the Operating Entity’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2025	$91,949
2026	62,764
2027	19,601
2028	-
2029	-
Total lease payments	174,314
Less: Imputed interest/present value discount	8,615
Present value of lease liabilities	$165,699

11. Concentration of customers and suppliers

The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2024, two customers accounted for 18.3% and 11.7% of total revenue, respectively. For the year ended December 31, 2023, two customers accounted for 17.7% and 16.1% of total revenue, respectively. For the year ended December 31, 2022, four customers accounted for 15.4%, 12.4%, 10.6% and 10.4% of total revenue, respectively. As of December 31, 2024, four customers’ accounts receivable accounted for 34.9%, 21.7%, 13.8% and 11.4% of the total outstanding accounts receivable balance, respectively. As of December 31, 2023, three customers’ accounts receivable accounted for 43.1%, 19.6% and 13.5% of the total outstanding accounts receivable balance, respectively. As of December 31, 2022, two customers’ account receivable accounted for 49.8% and 35.6% of the total outstanding accounts receivable balance, respectively.

For the year ended December 31, 2024, the Company purchased approximately 36.5%, 30.5% and 20.6% of its inventory from three suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 72.6% and 12.8% of its inventory from two suppliers, respectively. For the year ended December 31, 2022, the Company purchased approximately 54.9%, 21.0% and 13.7% of its inventory from three suppliers, respectively. As of December 31, 2024, accounts payable to three major IPO vendors and one major inventory supplier accounted for 29.6%, 23.0%, 18.7% and 20.6% of the total accounts payable outstanding, respectively. As of December 31, 2023, accounts payable to two major suppliers accounted for 88.9% and 10.3% of the total accounts payable outstanding, respectively. As of December 31, 2022, accounts payable to three major suppliers accounted for 66.0%, 15.3% and 12.7% of the total accounts payable outstanding, respectively.

The loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

12. Related Party Transactions

As of and for the years ended December 31, 2024 and 2023, there have been numerous (i) cash advances to Mr. Son I Tam by the Operating Entity, Epsium HK or Epsium BVI or (ii) loans from Mr. Tam, or payment to third parties by Mr. Tam on behalf of, the Operating Entity, Epsium HK or Epsium BVI.  These transactions have been conducted without contracts, and they have been interest-free with no repayment terms. The Company is currently in the process of settling all accounts receivable and the outstanding loan to Mr. Tam. In November 2023, all loans extended to Mr. Tam were fully paid off. These transactions are summarized as follows:

2024 Transactions

During 2024, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between US$81 and US$128,358. During the same period, the Company paid off $276,102 owned to Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$38,507 and US$359,403 and the total receipts of US$628,956 owed to Mr. Tam.  As of December 31, 2024, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$363,066.

2023 Transactions

During 2023, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between US$12 and US$256,305. As of November 3, 2023, Mr. Tam paid off $2,202,879 owed to the Company. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$50 and US$768,915 and the total receipts of US$ 3,997,745 owed to Mr. Tam. As of December 31, 2023, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$8,526.

2022 Transactions

During 2022, cash advancements were made to Mr. Tam by the Operating Entity, Epsium HK or Epsium BVI with amounts ranging between US$12 and US$497,265 and the total receipts of US$2,582,565 owed by Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$2 and US$42,168 and the total receipts of US$1,553,498 owed to Mr. Tam. As of December 2022, the net amount owed to Mr. Tam by Operating Entity, Epsium HK or Epsium BVI was US$1,054,833.

Imputed Interest

The outstanding balance advances from and due to Mr. Tam have no repayment terms, no interest and no maturity date, the Company accrued imputed interest for the due to related parties with 4.25% per year. For the years ended December 31, 2024, 2023 and 2022, the Company had incurred impute interest expenses with amounts of $0, $5,037 and $70,666, respectively. Such imputed interests were recorded as paid-in capital.

13. Stockholders’ Equity

The Company is authorized to issue 50,000 shares of ordinary shares with $1 par value. In August 2021, the Company increased its authorized shares from 50,000 shares to 1,000,000,000 shares, including 800,000,000 ordinary shares and 200,000,000 preferred shares. The par value is also change from $1.00 to $0.00002 per share.

On March 24, 2020, the Company issued 510 shares of ordinary shares to Ruo Hong, Chen and issued 490 shares to Son I Tam. On April 8, 2021, Son I Tam acquired 510 ordinary shares from Ruo Hong, Chen.

On April 8, 2021, Son I Tam acquired 510 ordinary shares from Ruo Hong, Chen.

On April 23, 2021, the Company changed its name to Epsium Enterprise Limited.

On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 8,000. On May 17, 2021, Mr. Son I, Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 2,000. After the purchases, Epsium BVI owns 80% of Epsium HK, Mr. Son I, Tam owns 19% of Epsium HK, and Mr. Chi Long Lou owns 1% of Epsium HK. The Company and its subsidiaries are considered under common control. The combination the Company and its subsidiaries are considered under common control. The method used to present a common-control transaction that results in a change in the reporting entity is pooling of interests. A pooling of interests was a method of accounting for a merger of the businesses. The assets and liabilities and operations of the businesses were combined at their historical carrying amounts, and all historical periods were adjusted as if the businesses had always been combined. Similarly, in a common-control transaction, the receiving entity retrospectively adjusts its financial statements to include the transferred net assets and any related operations for all periods for which the entities or net assets were under common control.

On August 26, 2021, the previously issued 1,000 ordinary shares were cancelled and the Company re-issued a total of 50,000,000 ordinary shares to founder. On August 26, 2021, the Company issued additional 4,000,000 ordinary shares to Son I Tam, our CEO, Chairman and principal shareholder, for a total of $80, at par value for each share. The transaction was not registered under the Securities Act of 1933, as amended, in reliance on an exemption from registration set forth in Section 4(a)(2) thereof.

From September 8 to September 16, 2021, we entered into subscription agreements and registration rights agreements, pursuant to which we sold through Regulation S offerings a total of 6,002,670 ordinary shares to 75 shareholders, at a price of $0.02 per share, for an aggregate purchase price of $120,053. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering, because the securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements under the Securities Act.

On February 8, 2024, pursuant to the written resolutions signed by all the directors of the Company, the Company accepted the surrender of shares by each shareholder of the Company (the “Share Surrender”) and approved the cancellation of the surrendered shares (the “Share Cancellation”) such that following the Share Surrender and Share Cancellation, the total number of issued shares held by each shareholder of the Company will be reduced to 20% (or 1/5) of such shareholder’s shareholding before the Share Surrender. As a result of the Share Surrender and the Share Cancellation, the total number of issued shares of the Company reduced from 60,002,670 ordinary shares to 12,000,534 ordinary shares, with a par value of $0.00002 per share. The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation.

On February 8, 2024, 7 shareholders surrendered 48,002,136 shares back to the Company for cancellation for no consideration. (the “Share Surrender and Share Cancellation”). The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation. All shares outstanding were retroactively restated for the effect of Share Surrender.

12,000,534 and 12,000,534 ordinary shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

14. Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, the Company has analyzed its operations subsequent to December 31, 2024 to the date these consolidated financial statements were available to be issued and has determined that the following subsequent events or transactions that would require disclosure in the consolidated financial statements.

2025 Related Party Transactions

Between January 1, 2025, and the date of this annual report, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts $6,251 and the total receipts of $369,316 owed to Mr. Tam. During the same period, the Company paid off $368,610 owned to Mr. Tam. As of the date of this annual report, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$706.

Initial Public Offering

On March 27, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5,000,000 from the Offering; after deducting underwriting discounts and other related expenses, the company received $4,240,500 in net proceeds from the IPO. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discounts. On April 16, 2025, the underwriter fully exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares. The Company received $667,500 in net proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the over-allotment option took place on April 17, 2025.

Exclusive Agenet Agreement

On April 11, 2025, a subsidiary of the Company entered into an exclusive agent agreement (the “Exclusive Agent Agreement”) with an independent third-party agent incorporated in Hong Kong. This agreement authorizes the agent to exclusively represent the Company in the negotiation and acquisition of biotech-related intellectual property and projects for application in the wine vintage sector.

The Company and its subsidiaries are actively identifying and exploring investment opportunities to broaden their revenue base. The Board believes that the Exclusive Agent Agreement will facilitate the exploration of additional opportunities in biotech-related intellectual property and its applications in wine vintage, thereby diversifying the Group’s existing business portfolio.

The Exclusive Agent Agreement included total consideration of $100,000 for the service fees, with $50,000 paid upon signing of this agreement and $50,000 paid upon completion of the acquisition facilitated; also it required $900,000 refundable deposits to lock up at least a 6-month exclusive period. The Exclusive Agent Agreement is valid for twelve months from the date of the Exclusive Agent Agreement, unless terminated by either party with 30 days’ written notice.