Form 20-F
period 2025-12-31
Epsium Enterprise Ltd
filed 2026-04-29
CIK 1883437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Macau, SAR China

Tel: +853 2857 5232

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	EPSM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: On December 31, 2025, 2,664,034 Class A ordinary shares and 10,774,000 Class B ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

EPSIUM ENTERPRISE LIMITED

i

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“BVI” refers to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding the special administrative regions of Hong Kong, Macau, and Taiwan for the purposes of this annual report only; Reference to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China; the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Company”, “Epsium,” or “Epsium BVI” are to EPSIUM ENTERPRISE LIMITED, the ultimate holding company organized as a company limited by shares under the laws of the British Virgin Island;

●	“Epsium HK” refers to Epsium Enterprise Limited, a company organized under the laws of the Hong Kong Special Administration Region of the People’s Republic of China and a majority-owned subsidiary of Epsium BVI;

●	“Hong Kong” refers to the Hong Kong Special Administration Region of the People’s Republic of China;

●	“Hong Kong dollars”, or “HKD” refers to the legal currency of Hong Kong;

●	“IPO” refers to the initial public offering of the Company’s Ordinary Shares pursuant to its registration statement on Form F-1 (File No. 333-276313), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2023, as amended, and declared effective by the SEC on March 25, 2025.

●	“Luz”, “Operating Entity”, or “Macau Subsidiary” refers to Companhia de Comercio Luz Limitada (also referred to as 光貿易有限公司 in Macau), a limited liability company organized under the Macau Special Administration Region of the People’s Republic of China, which is majority-owned by Epsium HK;

●	“Macau,” “Macao,” “Macao SAR,” or “Macau SAR” refers to the Macau Special Administration Region of the People’s Republic of China;

●	“Macau Patacas”, or “MOP” refers to the legal currency of Macau;

●	“Media Icon” refers to Media Icon Limited, a company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Epsium BVI;

●	“Starlight Years” refers to Starlight Years Entertainment Limited, a limited liability company organized under the Macau Special Administration Region of the People’s Republic of China, which is majority-owned by Media Icon;

●	“Resale Shareholders” refers to Dragon Rise Development Limited, a British Virgin Islands Company 100% owned by Mr. Chi Seng Lou and Golden Gradon Development Limited, a British Virgin Islands company 100% owned by Mr. Xing Hong Ma, both existing shareholders of the Company that are selling their Ordinary Shares pursuant to the Resale Prospectus.

●	“our subsidiaries” refers to Luz and Epsium HK;

●	“shares”, “Shares”, “ordinary shares”, or “Ordinary Shares” refers to the ordinary shares of Epsium. which include both Class A ordinary shares and Class B ordinary shares; (as defined below), par value $0.00002 per share;

●	“class A ordinary shares” or “Class A Ordinary Shares” refers to the ordinary A shares of Epsium; (as defined below), par value $0.00002 per share;

●	“class B ordinary shares” or “Class B Ordinary Shares” refers to the ordinary B shares of Epsium; (as defined below), par value $0.00002 per share, with 20 votes per share;

●	“the Company”, “Epsium”, or “Epsium BVI” refers to EPSIUM ENTERPRISE LIMITED, a company limited by shares under the laws of the British Virgin Islands;

●	“U.S. dollars”, “$”, “US$”, “USD” or “dollars” refers to the legal currency of the United States;

●	“we”, “us”, “our Company”, or “our” are to EPSIUM ENTERPRISE LIMITED, together with its subsidiaries as a group, and, in the context of describing the substantive operations, Luz.

ii

PRESENTATION OF FINANCIAL INFORMATION

Our reporting currency is the U.S. dollar, and our functional currencies are Hong Kong dollars and Macau Patacas. Solely for the convenience of the reader, this annual report contains translations of some Hong Kong dollars and Macau Patacas amounts into U.S. dollars, at specified rates. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period, which is 8.04 MOP, 8.04 MOP and 8.06 MOP to $1.00 USD at December 31, 2025, 2024 and 2023, respectively. Assets and liabilities denominated in foreign currency at the balance sheet date are translated at the applicable rate of exchange in effect at that date, which is 8.03 MOP to $1.00, 8.00 MOP to $1.00, and 8.05 MOP to $1.00 for the years ended 2025, 2024 and 2023, respectively. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period, which is 7.80 HKD to $1.00, 7.80 HKD to $1.00 and 7.83 HKD to $1.00 for the years ended 2025, 2024 and 2023, respectively. Assets and liabilities denominated in foreign currency at the balance sheet date are translated at the applicable rate of exchange in effect at that date, which is 7.78 HKD to $1.00 USD, 7.77 HKD to $1.00, and 7.81 HKD to $1.00 for the years ended 2025, 2024 and 2023, respectively. The Company has made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Corporate Structure

Epsium is a holding company incorporated under the laws of British Virgin Islands. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Companhia de Comercio Luz Limitada in Macau, or Luz. Luz is an 80%-owned subsidiary of Epsium Enterprise Limited in Hong Kong, or Epsium HK. Mr. Son I Tam, our CEO, Chairman, principal shareholder, and the founder of Epsium and Luz directly holds (i) 80.283% ownership interest in Epsium, (ii) 20% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

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

The following diagram illustrates the corporate legal structure of Epsium BVI as of the date of this annual report:

Cash Transfers Between the Company and Our Subsidiaries and Dividend Distribution

As the Company and Epsium HK are holding companies without substantive operations except as described below, and neither of them generates any income, their respective payment obligations such as fees owed to professional service providers or government administrative fees are met by utilizing cash transfers from the Operating Entity.

In 2026, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $2,552 for patron membership fees and promotion events, with amounts ranging between $249 and $2,303; and also paid on behalf of, Epsium HK, a total of 1,806 for general administrative fee. Epsium BVI transferred to the Operating Entity a total of $757,905 to pay for purchase orders and daily operating expenses.

In 2025, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $251,041 for professional service fees and other fees in connection with the IPO, with amounts ranging between $8 and $79,825; and also paid on behalf of, Media Icon a total of $642 for the incorporation professional fee. Epsium HK also transferred to, or paid on behalf of, Epsium BVI a total of $23,287 for management’s compensation and general administrative fee, with amounts ranging between $10 and $19,355. Epsium BVI transferred to the Operating Entity a total of $757,905 for purchase orders and daily operating expenses.

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

Corporate Information

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China, and our phone number is +853-2857-5232. Our duly appointed registered agent in the British Virgin Islands is Vistra (BVI) Limited of Vistra Corporate Services Centre, whose office is located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a corporate domain name at luzmacau.com through Luz, and epsium-group.com through Epsium BVI. The information contained in, or accessible from, our domain name or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Risks Related to Doing Business in Macau and Risks Related to the PRC

We operate in Macau through Luz, an 80%-owned subsidiary of Epsium HK. We are subject to Macau laws and regulations, including the Basic Law. Our company structure is comprised of (i) a British Virgin Island holding entity, Epsium BVI, (ii) a Hong Kong holding entity, Epsium HK, which is majority-owned by Epsium BVI, (iii) a Macau operating entity, Luz, which is majority-owned by Epsium HK. Each of Macau and Hong Kong is a Special Administrative Region of the People’s Republic of China with its own legal system under the Chinese policy of “one-country, two-systems,” which accords a special legal status to each of them within the People’s Republic of China through their respective local laws, (iv) a British Virgin Island holding entity, Media Icon Limited and (v) a Macau operating entity, Starlight Years, which is majority-owned by Media Icon, and have not finished the commercial registration until 2026. However, because Hong Kong and Macau are constituent parts of the People’s Republic of China, our company structure, which is comprised of entities in Hong Kong and Macau, involves unique risks to our investors.

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

For the fiscal years ending on December 31, 2025, and 2024, our revenue was $5,118,074 and $12,518,070 , respectively, representing a decline rate of 59.1%. For the same fiscal years, our net income was $(1,496,341) and $284,694, respectively, representing a decline rate of 625.6%. For the fiscal years ending on December 31, 2024, and December 31, 2023, our revenue was $12,518,070 and $29,195,798, respectively, representing a decline rate of 57.1%. For the same fiscal years, our net income was $284,694 and $3,718,240, respectively, representing a decline rate of 92.3%. Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand, particularly in Macau. However, this was followed by a period of overall economic slowdown, which significantly reduced demand for alcoholic beverages in the wholesale market for lower-priced alcohol products. Although inflationary pressures in Macau’s general economy have been relatively modest, heightened competition and consumers’ focus on cost-saving measures also placed downward pressure on wholesale pricing, contributing to a decline in our revenues and margins. Although we have shifted our focus to high-margin products sold in casinos and hotels, our business remains vulnerable to continued economic challenges and competition. We cannot assure you we will be able to achieve similar results or grow at the same rate as we did in the past. Growth may slow and net revenues or net income may decline for several possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, changing consumer preferences, moderate price-level changes, slowing growth of our overall market, and changes in government policies or general economic conditions.

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

Although we sell a wide range of alcoholic beverages, including Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol, the three main alcoholic beverages we sell are Chinese liquors, French cognac, and Scottish whiskey. Our sales of these three main categories of products accounted for 74.72%, 95.92% and 99.01% of our total percentage of sales revenue, respectively, for the fiscal years 2025, 2024 and 2023. Our sales of Chinese liquors were by far the most significant component of our revenues, accounting for 59.50%, 92.62% and 96.39% of our total percentage of sales revenue in these time periods, respectively. This means that our success is highly dependent on the overall success of these three categories of products in the market, especially Chinese liquor. If any of these products is not doing well in the market for any reason, such as significant supply shortage, price hike, reputational damage of the brands or their brand owner, it may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

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

The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2025, two customers accounted for 28.0% and 14.2% of total revenue, respectively. For the year ended December 31, 2024, two customers accounted for 18.3% and 11.7% of total revenue, respectively. For the year ended December 31, 2023, two customers accounted for 17.7% and 16.1% of total revenue, respectively. As of December 31, 2025, three customers’ accounts receivable accounted for 38.7%, 18.5% and 15.3% of the total outstanding accounts receivable balance, respectively. As of December 31, 2024, four customers’ accounts receivable accounted for 34.9%, 21.7%, 13.8% and 11.4% of the total outstanding accounts receivable balance, respectively. As of December 31, 2023, three customers’ accounts receivable accounted for 43.1%, 19.6% and 13.5% of the total outstanding accounts receivable balance, respectively.

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

As of December 31, 2025, the Operating Entity purchased approximately 72.2% of its inventory from three suppliers. As of December 31, 2024, the Operating Entity purchased approximately 87.6% of its inventory from two suppliers. For the year ending on December 31, 2023, the Company purchased approximately 85.4% of its inventory from three suppliers.

As of December 31, 2025, accounts payable to a major supplier accounted for 95.3% of the total accounts payable outstanding. As of December 31, 2024, accounts payable to three major IPO vendors and one major inventory supplier accounted for 29.6%, 23.0%, 18.7% and 20.6% of the total accounts payable outstanding, respectively. As of December 31, 2023, accounts payable to two major suppliers accounted for 88.9% and 10.3% of the total accounts payable outstanding, respectively.

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

As of December 31, 2025, we relied on three major suppliers, who supplied 72.2% of our total purchases. As of December 31, 2024, we relied on two major suppliers, who supplied 87.6% of our total purchases. For the fiscal year ending on December 31, 2023, we relied heavily on three major suppliers, who together supplied 85.4% of our total purchases. Our suppliers are concentrated primarily due to our established relationship and familiarity with these suppliers, which helps the Operating Entity maintain a relatively stable and efficient procurement operation. While we have maintained positive relationships with these distributors and suppliers, we recognize that compared to competitors with a more diversified supplier base, our business with concentrated suppliers is more vulnerable to change in economic conditions, labor actions, regulatory changes, natural disasters, or other similar factors. Even if we continue to maintain good relationships with our suppliers, there is always a risk that they may face financial difficulties or go out of business, leaving us without critical products or services. If we are unable to source products or services at favorable prices, our net revenues and gross profit margins may be materially and adversely affected.

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

We are a top wholesaler of high-end Chinese liquor in Macau. We primarily procure products in bulk ad hoc in the market without formal long-term supply and distribution arrangements. For the fiscal year ended December 31, 2025, our top supplier is LI JUN DE LTD., constituting 27.84% of our total purchases. A few of our clients are PRC corporates. There is no assurance that we may not have more suppliers or customers from the PRC. PRC manufacturers and distributors of Chinese liquor are subject to PRC laws and regulations. However, China’s legal system is still evolving, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to interpretation by PRC regulatory agencies. In particular, because some of these laws, rules, and regulations are relatively new and because of the nonbinding nature of court decisions, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and are not always uniform and predictable. In addition, published laws and regulations may not be able to codify all policies and practices of various governmental agencies in China in a timely manner. As a result, Chinese liquor manufacturers and suppliers may also need to adjust their operations from time to time following guidance provided by competent governmental agencies. These uncertainties may affect judgment on the relevance of legal requirements and affect and cause uncertainties in the business operations of manufacturers and suppliers of Chinese liquor, which may cause a chain reaction to indirectly and ultimately affect us.

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

Our auditor, TAAD, LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Diamond Bar, California, and is subject to inspection by the PCAOB on a regular basis. Our auditor was last inspected by the PCAOB in 2024. Nevertheless, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC or Macau and have securities listed on a U.S. stock exchange. Although we do not have any operations in the PRC, some of our suppliers and customers are based in China, and there is no assurance that we may not find it desirable and in the best interests of our shareholders to expand our operations to China, in which case, we would be subject to the same risks and uncertainties faced by China based companies. Additionally, although, to our knowledge, Macau has not been subject to PCAOB investigations that are conducted in a similar manner to those conducted upon China and Hong Kong, and the PCAOB’s ability to exercise oversight authority over Macau based accounting firms has not been called into questions likely due to the fact there are only limited numbers of Macau based companies listed in the United States, there is no assurance that the designation of Macau would not become an issue in the future. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Our dual-class ordinary shares structure may negatively impact the market price of our Class A Ordinary Shares.

On August 22, 2025, pursuant to written resolutions adopted at an extraordinary general meeting of shareholders, the Company re-designated and re-classified its share capital. All 800,000,000 authorized ordinary shares of par value US$0.00002 each, including issued and unissued shares, were re-designated as 800,000,000 Class A ordinary shares on a one-for-one basis. In addition, 100,000,000 authorized but unissued preferred shares of par value US$0.00002 each were re-designated as 100,000,000 Class B ordinary shares, each carrying 20 votes per share, on a one-for-one basis.

Following such re-designation and re-classification, the Company is authorized to issue up to 1,000,000,000 shares of par value US$0.00002 each, consisting of (i) 800,000,000 Class A ordinary shares, (ii) 100,000,000 Class B ordinary shares, and (iii) 100,000,000 preferred shares. The rights, preferences and privileges of the Class B ordinary shares are set forth in the Company’s Second Amended and Restated Memorandum and Articles of Association. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder.

In addition, the Company repurchased 10,800,000 Class A ordinary shares held by Son I Tam using the proceeds from the issuance of 10,800,000 Class B ordinary shares to Son I Tam, which issuance was approved for such purpose.

We cannot predict whether the dual-class ordinary shares structure of our Company, combined with the concentrated voting power of Mr. Tam as the ultimate holder of 10,800,000 Class B Ordinary Shares, will result in a lower or more volatile market price of our Company’s Class A Ordinary Shares, or other adverse consequences.

For example, certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes capital structure from being included in certain stock indices, including the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of the ordinary shares of our Company may prevent the inclusion of our Company’s Class A Ordinary Shares in such indices, may cause stockholder advisory firms to publish negative commentary about our Company’s corporate governance practices or otherwise seek to cause our Company to change its capital structure, and may result in large institutional investors not purchasing our Class A Ordinary Shares. Any exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by stockholder advisory firms or institutional investors critical of our Company’s corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

The holders of Class A Ordinary Shares are entitled to one vote per share and the holders of the Class B Ordinary Shares are entitled to 20 votes per share. Each Class B Share is convertible into one Class A Share under certain circumstances. The difference in the voting rights between Class A Ordinary Shares and Class B Ordinary Shares could also harm the value of our Class A Ordinary Shares to the extent that any investor or potential future purchaser of our Company’s Class A Ordinary Shares ascribes value to the right of holders of its Class B Ordinary Shares to twenty votes per share of Class B Ordinary Shares , or could potentially result in the Class B Ordinary Shares receiving higher consideration in a sale of such company than that paid to holders of our Class A Ordinary Shares. The existence of two classes of ordinary shares could also result in less liquidity for our Class B Ordinary Shares than if there were only one class of ordinary shares. See “Description of Share Capital” for more information on our securities.

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

The Company’s board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands law. The dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. Under British Virgin Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to pay our debts as they fall due; and the value of the assets of our Company exceeds the sum of our total liabilities. Even if the Company’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, the Company’s capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

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

In preparing our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) our lack of proper documentation for transactions involving our Operating Entity and certain related parties controlled by Mr. Tam, our CEO, Chairman, and principal shareholder, and the intermingling of funds between Mr. Tam and the Operating Entity relating to such transactions, (ii) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (iii) certain cutoff issues concerning revenue and inventory recognition requiring adjustments thereto, (iv) lack of effective policies and procedures in place to provide adequate, independent oversight over financial reporting, timely preparations and review of accounting records (including general journal entries), and (v) a lack of clarity on job responsibilities and segregation of duties among certain staff. Additionally, we have identified significant deficiencies in that the Company manually, as opposed to using an ERP system, to integrate its inventory and accounting record, which could lead to errors; and we had a high frequency of cash transactions, the documentation of which should be improved. Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) appointing or nominating independent Board members with financial reporting experience or proficiency; (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control, (iii) adopting a Code of Business Conduct and Ethics and a Cash Management Policy on September 27, 2023. Additionally, we also plan to address the weakness by (i) formulating and adopting proper internal control policies and financial control system to monitor, detect, and avoid any unsuitable transactions and to ultimately improve our internal control over financial reporting status; (ii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; and (iii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

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

As discussed above, the Company is a foreign private issuer, and therefore, the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. The Company would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and the Company fails to meet additional requirements necessary to maintain our foreign private issuer status. If the Company loses our foreign private issuer status on this date, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company will lose the ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, the Company will incur significant additional legal, accounting, and other expenses that the Company will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

On August 22, 2025, pursuant to the written resolutions adopted on the Extraordinary General Meeting of Shareholders, all 800,000,000 ordinary shares of par value US$0.00002 each in the Company, including all of the currently issued ordinary shares and the unissued ordinary shares in the Company, be and are re-designated and re-classified into 800,000,000 class A ordinary shares of par value US$0.00002 each (the “Class A Ordinary Shares”) on a one for one basis, where the rights of the Class A Ordinary Shares shall be the same as the existing ordinary shares; and 100,000,000 authorized but unissued preferred shares of par value US$0.00002 each in the Company (the “Preferred Shares”) be and are re-designated and re-classified into 100,000,000 class B ordinary shares of par value US$0.00002 each (the “Class B Ordinary Shares”) with 20 votes per share on a one for one basis (collectively, the “Re-designation and Re-classification of Shares”) such that following the Re-designation and Re-classification of Shares, the Company is authorized to issue a maximum of 1,000,000,000 Shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”). The Class B Ordinary Shares shall have such rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company and the Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

Epsium HK was incorporated on March 12, 2020, under the laws of Hong Kong, SAR China, with 80% of the equity interest held by Epsium BVI and 20% individually held by our founder, CEO, Chairman, and principal shareholder Son I Tam.

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

Media Icon was incorporated on October 24, 2025, under laws of British Virgin Islands, with 100% of the equity interest held by Epsium BVI.

Media Icon Limited is a company organized under the laws of the British Virgin Islands and a wholly owned subsidiary of Epsium BVI. Media Icon is a holding company and does not conduct any substantive operations in BVI. Media Icon does not maintain any office facility or personnel, and it has no revenue or expenses. As a BVI registered entity, Media Icon is subject to BVI laws generally applicable to BVI entities. We believe Media Icon is compliant with the laws and regulations governing its existence, operations, and taxes in BVI, including without limitation, laws and regulations relating to data privacy and anti-monopoly, to the extent such laws and regulations are applicable to Media Icon.

Starlight Years was incorporated on November 21, 2025, in Macau, under the laws of Macau, SAR China, with 60% of the equity interest held by Media Icon. The commercial registration certificate in respect of Starlight Years was issued in January 2026, and as of the date of this annual report, Starlight Years has not commenced operations. As a Macau registered entity, Starlight Years is subject to Macau laws generally applicable to Macau entities. We believe Starlight Years is compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data privacy and unfair competition and anti-monopoly, to the extent such laws and regulations are applicable to Starlight Years.

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at https://epsium-group.com/.

B. Business Overview

Overview

We are a holding company incorporated under the laws of British Virgin Islands on March 24, 2020, formerly known as Shengtao Investment Development Limited. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Luz. Luz is an 80% owned subsidiary of Epsium HK. As of the date of this annual report, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, and the founder of Epsium and Luz, directly holds (i) 80.283% ownership interest in Epsium, (ii) 20% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

To the extent references to “we”, “us”, and “our” are used in the context of a discussion or description of products, operations, market and other commercial activities, such references relate to Luz, the Operating Entity and not its direct or indirect parent companies unless the context clearly suggests otherwise.

Luz is an import trading and wholesale seller of beverages in Macau. Through Luz, we import and sell a broad range of premium beverages, primarily alcoholic beverages and, starting in 2022, a small quantity of tea and fruit juice. The alcoholic beverages we sell include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Among the years, the three main alcoholic beverages we sell are Chinese liquors, French cognac, and Scottish whiskey. Our sales of these three categories of products accounted for 74.72%, 95.92% and 99.01% of our total percentage of sales revenue for the fiscal years 2025, 2024 and 2023, respectively. Moreover, our sales of fine wine increase significantly for the fiscal year 2025, which accounted for 20.77% of our total percentage of sales revenue.

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

The Products We Sell

As a wholesaler in the value chain of the alcoholic beverage market, we do not conduct any manufacturing operation. We procure alcoholic beverages from the market ad hoc based on our business objectives and the prevailing market conditions and sell these products to retailers, other sellers, and on-premise locations through consignment arrangements with hotels and casinos as described more in “Business - Our Competitive Advantages - Mutually beneficial collaboration with hotel casinos with value-added services” below. The three main alcoholic beverages we sell are Chinese liquor, cognac, and whiskey. The combined revenue from our distribution of these products accounted for 74.72%, 95.92% and 99.01 of our total percentage of sales revenue for the fiscal years 2025, 2024 and 2023, respectively.

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

Sale of Chinese liquors is our most significant operation. For the fiscal years 2025, 2024 and 2023, our sales of Chinese liquors were by far the most significant component of our revenues, accounting for 59.50%, 92.62% and 96.39% of our total percentage of sales revenue in these time periods, respectively.

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

Luz’ has been in the business of importing and selling alcoholic beverages in Macau since its inception in 2010. Our founder Mr. Tam also founded Luz and is a veteran in the alcoholic beverages’ distribution and wholesale business for more than 15 years. With Luz’s long operating history, established track record and reputation in the business, we have not experienced significant difficulties in procuring alcoholic beverages in accordance with our operational objectives and budgets. We sell Feitian Moutai, Aged Moutai, Laojiu Moutai, as well as Customized Moutai. For fiscal years 2025, 2024 and 2023, the percentages of our sales from the distribution of Feitian Moutai, Aged Moutai, Laojiu Moutai, and Customized Moutai relative to our total revenues for each such year are set forth below:

	2023	2024	2025
Feitian Moutai	84.40%	63.47%	23.88%
Aged Moutai	4.23%	1.59%	5.62%
Laojiu Moutai	N/A	N/A	N/A
Customized Moutai	4.83%	25.27%	28.01%

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

Chinese liquor: other brands

We also distribute a small quantity of Xijiu-branded Chinese liquor, manufactured by Gui Zhou Xijiu Co., Ltd. For fiscal years 2025, 2024 and 2023, our sales from the distribution of Xijiu liquor accounted for 0.20%, 0.43% and 1.17% of our total annual sales in those respective years.

Cognac

For the fiscal years 2025, 2024 and 2023, our sales of cognac accounted for 9.81%, 0.79% and 1.52% of our total sales in these time periods, respectively. During these years, significant percentages of our cognac sales were sales of Remy Martin cognac that we procured ad hoc from distributors of this product. Our sales of Remy Martin cognac accounted for 0.83%, 0.82% and 0.13% of our total sales in these years, respectively.

Whiskey

For the fiscal years 2025, 2024 and 2023, our sales of whisky accounted for 5.52%, 2.64% and 1.17% of our total revenues for these years, respectively. In the fiscal years 2023, our sales of Macallan single malt Scottish whisky accounted for 83.80% of our total Whisky sales, while in 2024, almost 100% of all whiskeys we sold were Macallan single malt Scottish whisky. In the fiscal year 2025, our sales of Macallan single malt Scottish whisky accounted for 95.63% of our total Whisky sales. We procured these procured ad hoc from distributors of this product.

Our Collection of Rare Alcoholic Beverage Products

In addition to alcoholic beverage products that we sell in our ordinary course of business, we also collect alcoholic beverages that are not readily available in the market. Our carefully curated collection includes a significant quantity of prized Moutai, Remy Martin, and Macallan, which are highly coveted by collectors and connoisseurs alike. We refer to these alcoholic beverages as rare alcoholic beverages, and also sold as our part of regular operation and recorded as inventory at a lower of cost or net realizable value. Moreover, we plan to sell these products through auctions. We believe collecting and auctioning the right type of rare alcoholic beverages can be very lucrative and a great addition to our wholesale operations. As of December 31, 2025, our collected products constituted 44.75% of the value of the total assets. Currently there are no established auction houses in Macau. Should and when the auctions will take place, it will be undertaken via internationally renowned firms, such as Sotheby’s, Christie’s, or Acker Wines.

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

Our current collection of rare alcoholic beverages includes high-vintage alcoholic beverages under Moutai, Remy Martin, Macallan brands and famous brands of wines such as Carruades de Lafite, Château Latour, Château Lynch-Bages, Château Pichon Baron, and Penfolds Grange. Among our collections, Macallan branded products appeared to have appreciated the most overall, many with an increase of 100% in value. Next, Chinese liquor, especially Moutai, has also shown a remarkable appreciation in recent years due to the brand’s prestige and popularity among Chinese consumers, including a middle class with increasing purchasing power and the nouveau riches created by the Chinese economic growth. For the fiscal years ending December 31, 2025, 2024, and 2023, the value of our collection accounted for 44.75%, 23.70% and 20.90% of our net inventories, respectively.

We strive to source and acquire exceptional rare alcoholic beverage products on the market and have developed strong relationships with key suppliers and collectors in the industry. We believe our commitment to acquiring and collecting rare alcoholic beverage products sets us apart from other alcoholic beverage wholesalers.

Competition

We are a wholesaler of alcoholic beverages in Macau. Through Luz, we import and sell a broad range of premium alcoholic beverages, including Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Our sales of Chinese liquors, French cognac, and Scottish whiskey, our three main categories of products, accounted for 74.72%, 95.92% and 99.01% of our total percentage of sales revenue for the fiscal years 2025, 2024 and 2023, respectively. As such, we compete primarily in the high-end Chinese liquor, Brandy, and Whiskey segments of the wholesale alcoholic beverage market in Macau. According to the Frost & Sullivan Report, the wholesale value of Chinese liquor, Brandy, and Whisky accounted for 16.5%, 16.5%, and 18.1%, respectively, of the total wholesale value of alcoholic beverages in Macau in 2022.

Chinese liquor segment

We primarily compete in the high-end Chinese liquor wholesale market segment in Macau. Our sales from high-end Chinese liquor accounted for 59.50%, 92.62% and 96.39% of our total percentage of sales revenue for 2025, 2024 and 2023, respectively. According to the Frost & Sullivan Report, although there are more than 100 wholesalers of high-end Chinese liquor in Macau, the market is relatively consolidated, with the aggregate three-year sales revenue of the top three wholesalers of high-end Chinese liquor for the years 2020 and 2022 accounting for approximately 64.2% of the market shares, in which Luz ranked as the number one wholesaler with a market share of 30.7%.

Brandy and whiskey segments

In addition to offering high-end Chinese liquors, we also provide a wide range of other alcoholic beverages, with a particular focus on brandy and whiskey. In fact, the combined sales of these two liquors accounted for 15.33%, 3.43% and 2.70% of our total sales for the fiscal years 2025, 2024 and 2023, respectively. These beverages are categorized under wine and spirit, which also include other beverages such as vermouth and wine made from fresh grapes. According to the Frost & Sullivan Report, there are over 200 wine and spirit wholesalers in Macau as of the end of 2022. The wholesale market for wine and spirits in Macau is relatively fragmented, with the top three wholesalers holding a market share of 14.0% in 2022.

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

Because of our long-standing operating history and deep connections in Macau, we have established stable relationships with various suppliers and customers. For instance, one of our major suppliers supplied 17.83%, 30.46% and 72.60% of our total purchases during fiscal years 2025, 2024 and 2023, respectively.

Due to the Company’s long operating history and reputation in the alcoholic beverage wholesale market in Macau, the Company has established a stable network of sales channels and customers. Among our customers, seven of them were our customers in each of 2024, 2023 and 2022, and among our major customers whose sales accounted for at least 10% of our total sales in any of 2025, 2024 and 2023, two of them were our customers in all three years.

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

Our hotel casino consignment-based sales accounted for 5.44%, 8.60% and 5.06% for fiscal years 2025, 2024 and 2023, respectively. Although consignment-based sales do not currently represent a significant percentage of our total sales, it contributed to our profit margin by an average of 29.00% over the past three years. Collaborating with prestigious hotel casinos represents a growth opportunity because of the economy of scale afforded by working with large hotel casino chains with many hotel casinos under management. It also solidifies our credibility and prestige in Macau’s alcoholic beverage market and generates goodwill, which we believe would help us generate more derivative sales in general.

Please refer to “Business – Marketing and Sales – Marketing in General – Collaborations with casinos: Consignment Arrangements” for more details regarding our consignment arrangements with hotel casinos.

Suppliers

For the fiscal years 2025, 2024, and 2023, the three most significant alcoholic beverage products we distributed were: Chinese liquor, Scottish whiskey, and French Cognac.

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

We consider our major suppliers to be those suppliers that accounted for more than 10% of our overall purchases. Although our purchases were concentrated on major suppliers, as set forth below, in each of fiscal years 2025, 2024 and 2023, there was only one supplier that was consistently a major supplier. As we procure alcoholic beverages from the market ad hoc based on our business objectives and the prevailing market conditions, we do not normally have long-term supply contracts with our suppliers, including our major suppliers. Instead, in our ordinary course of business, we have an established practice in issuing standard purchase orders to our suppliers for each purchase with simple price, quantity, delivery, and payment terms.

As of ending of December 31, 2025, we had three major suppliers, who supplied an aggregate of 72.2% of our total purchases. Their respective percentages of our total purchases were as follows:

No.	Supplier	Percentage of Total Purchases
1	Wines and Spirits Importer F	27.8%
2	Wines and Spirits Importer G	26.6%
3	Wines and Spirits Importer E	17.8%
	Total	72.2%

As of ending of December 31, 2024, we had three major suppliers, who supplied an aggregate of 87.6% of our total purchases. Their respective percentages of our total purchases were as follows:

No.	Supplier	Percentage of Total Purchases
1	Wines and Spirits Importer D	36.5%
2	Wines and Spirits Importer E	30.5%
3	Wines and Spirits Importer F	20.6%
	Total	87.6%

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

Customers

We consider our major customers to be those customers that account for more than 10% of our sales revenues. Although our sales highly concentrated on our major customers in the fiscal years 2023 through 2025, we did not rely on sales to any single customer. As set forth below, we did not have any top customer that was consistently a top customer year after year. In concentrating on sales to top customers in a given year without having to rely on any single customer consistently year after year, we are better able to streamline and manage our sales operations, maintain a relatively small salesforce and reduce associated administrative costs.

As of ending of December 31, 2025, we had two major customers, whose sales accounted for an aggregate of 42.2% of our total sales. Their respective percentage of our total revenues are as follows:

No.	Customer	Percentage of Total Sales
1	Casino and Hotel Group B	28.0%
2	Casino and Hotel Group A	14.2%
	Total	42.2%

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

Our goal and practice have been to formulate effective and tailored marketing strategies that reflect the characteristics of the products being sold and the preferences of our target customers. Depending on our arrangements with our suppliers and the status of a particular product in the market, we may conduct more focused and intensive advertising and promotional activities as necessary. For instance, pursuant to our agreement with one supplier of several high-end but lesser known Chinese liquor brands: Xijiu, Shandong Jingzhi, and Huijishan Tang Song, we promoted these brands through activities such as:

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

Consignment arrangements can be a relatively stable sale channel because they are mutually beneficial to the collaborating parties. We would also benefit from the economy of scale when collaborating with large hotel casino chains with many hotel casinos in their chains. For the fiscal years of 2025, 2024 and 2023, our consignment-based sales accounted for 5.44%, 8.60% and 5.06% of our total sales in these time periods, respectively. As part of our growth strategy, we plan to further expand our sales by establishing consignment relationships with more hotel casino chains in Macau.

Challenges and Growth Opportunities and Strategies

We face challenges in the alcoholic beverage wholesale market in Macau and have formulated strategies to achieve continued growth in the market in which we operate.

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

Employees

As of the date of this annual report, we have 17 full-time employees on our payroll, among which 4 are in general administration, 2 in accounting and finance, 7 in operation management, 2 in project management, and Mr. Tam as our CEO and Mr. Au Yeung as our CFO.

Division	Responsibilities	Number of Employees
General Administration	Business administration, human resources, filing and archiving, legal review, and daily procurement.	4
Accounting & Finance	Asset management, bookkeeping, budgeting, and clearing	2
Operation Management	Online promotion and offline execution.	7
Project Development	Project assessment, project management and supervision, project collaboration and implementation	2
Executive Officer	Anything encompassed under Administrative Authority in the Articles of Association of Luz	2
Total		17

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

Our Property and Facilities

Our principal executive office is located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau, SAR China. As of the date of this annual report, the Company’s leases are the following:

Location	Space (square feet)	Use	Lease Term
Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau	1,484	Office space	September 7, 2025, to September 6, 2026
Rua da Doca dos Holandeses 16-28 Ind. Oceano (Bloco 2) 12D, Macau	3,654	Warehouse	May 1, 2020, to April 30, 2027

Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies, and requirements that have a significant impact on our Operating Entity’s business in Macau. This summary does not purport to be a complete description of all the laws and regulations that apply to our Operating Entity’s business. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

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

The Joint-Declaration sets forth fundamental principles to ensure that Macau is to be governed by the PRC under the “One Country, Two Systems” principle. To implement such principles and in accordance with the Constitution of the PRC, which is the highest law of the PRC (including Macau and Hong Kong SARs), the “Basic Law of the Macao SAR of the People’s Republic of China” was promulgated by the NPC, the highest body of the PRC legislature, and signed into law by the then Chinese President Jiang Zemin on March 31, 1993. The Basic Law codified the principle of “One Country, Two Systems” by stating in its Preamble that “under the principle of ‘One Country, Two Systems’, the socialist system and policies will not be practiced in Macao ” and in Article 5 that “…… the previous capitalist system and way of life shall remain unchanged for 50 years.”

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

Despite these historical trends, recent developments in the Macau alcoholic beverage market indicate mixed performance across different segments. For the fiscal year ended December 31, 2025, compared to the same period in 2024, sales of high-end products from consignment program showed significant growth in profitability. This growth aligns with the increasing activity in the high-end market, supported by favorable developments in Macau’s tourism and hospitality industries. For example, the Government has allocated a 94,000-square-metre state-owned plot of land in Cotai for temporary use as the ‘Macao Outdoor Performance Venue’, which can accommodate more than 50,000 spectators and started running its trial operations in 2025. Additionally, on Feb 10, 2026, Capella, a luxury hotel brand, opened its first hotel in the Greater Bay Area, which encompasses a region in southern China that includes nine cities in Guangdong Province and the Special Administrative Regions of Hong Kong and Macau. The establishment of the Greater Bay Area has been a key economic and development initiative by the Chinese government. These developments are expected to boost the tourism sector, driving further growth in the high-end market and gradually supporting a recovery in the lower-priced market.

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

High-end Chinese Liquors

Our sales of high-end Chinese liquors or Baijiu, accounted for more than half of our sales in each of fiscal years 2023 through 2025. This means that our overall success is dependent on the general performance of the Chinese liquor market.

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

See “Item 3 - Key Information.”

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

Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand. This recovery was followed by a noticeable economic downturn, which led to a contraction in both wholesale market and high-end market. Heightened competition in the local market, coupled with consumers’ focus on cost-saving measures, further placed downward pressure on wholesale pricing.

According to Government of Macao Special Administrative Region Statistics and Census Service, although the volume of inbound visitors increased by 14.7% year-on-year of 2025, consumption patterns have shifted. Non-gaming spending declined by 7.3% per tourist for the year of 2025, while retail sales fell by 3.2% and retail sales volume also fell by 5.9%, reflecting travelers’ cautious spending habits amid global economic uncertainty. On the other hand, compared to the general tourism, those attending MICE events and watching performances/sports events twice the general per capita spending for the year of 2025.

Although the overall market is in a downturn, we were actually aware the market and economic issues could impact our business. As a result, we have been actively seeking solutions and new strategies, exploring new directions and other business partnerships, especially now that the Government of Macao Special Administrative Region is promoting the city as the “Performing Arts Capital”, which Macao will host number of shows and different international conventions. Therefore, we have kept conducting market research to adjust our strategies and development focus, and we discovered a new growth path that may be suitable for us.

As a result, we are seeking corporation opportunities with performance promotion agency to create strong synergies, which can in turn boost beverage sales at the venues, including premium alcoholic products. Meanwhile, we are also actively exploring vertical integration opportunities to diversify and strengthen our revenue streams.

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

On June 11, 2025, Mr. Son I, Tam who is the CEO of the Company purchased 100 shares of Epsium HK from Mr. Chi Long Lou by paying HK$1. After the purchases, Epsium BVI owns 80% of Epsium HK and Mr. Son I, Tam owns 20% of Epsium HK.

On August 22, 2025, the Company held an Extraordinary General Meeting at which shareholders: 1 approved re-designation and re-classification of the Company’s share capital into 800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares (each carrying 20 votes), and 100,000,000 Preferred Shares. 2 approved amendments to the Company’s Memorandum and Articles of Association to reflect the new share structure and adopted the Second Amended and Restated M&A. 3 authorized the repurchase of 10,800,000 Class A Ordinary Shares from Son I Tam and the simultaneous issuance of 10,800,000 Class B Ordinary Shares to him, resulting in his acquisition of approximately 1% of the Company’s total authorized share capital.

For the years ended December 31, 2025, 2024 and 2023, the Company had revenues of $5,118,074, $12,518,070 8and $29,195,79, and net (loss) incomes of $(1,496,341), 284,694 and $3,718,240, respectively.

Principal Factors Affecting Our Financial Performance

●	Our operating results are primarily affected by general factors, including but not limited to China’s overall economic growth, Chinese consumers’ rising disposable income, and Chinese consumers’ increasing emphasis on quality of life. Unfavourable changes in any of these general factors could affect consumers’ demand for the products the Operating Entity sells and could materially and adversely affect our results of operations.

●	Our operating results are also affected by specific facts, including but not limited to the reputation of the brands and the manufacturers of the alcoholic beverage products that the Operating Entity sells, the fluctuating exchange rate and the exchange rate at the time we purchase inventory, our working relationships with our major suppliers and customers and our ability to effectively manage our inventories.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements   and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenue, net	$5,118,074	$12,518,070	$29,195,798
Cost of goods sold	4,364,305	10,913,548	23,653,815
Gross profit	753,769	1,604,522	5,541,983

Operating expenses
Selling and distribution expenses	5,068	3,095	2,367
General and administrative expenses	2,123,552	1,193,528	1,206,852
Inventory impairment	121,166	-	-
Total operating expenses	2,249,786	1,196,623	1,209,219

Operating (Loss)Income	(1,496,017)	407,899	4,332,764

Other expenses (income)
Interest expense	-	-	5,254
Other expenses (income), net	324	(1,460)	21,286
Total other expenses(income), net	324	(1,460)	26,540

(Loss)Income before provision for taxes	(1,496,341)	409,359	4,306,224

Provision for income taxes	-	124,665	587,984

Net (loss)income	$(1,496,341)	$284,694	$3,718,240

For the Years Ended December 31, 2025, 2024 and 2023

The following tables summarize the results of our operations for the years ended December 31, 2025, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increases (or decreases) during such periods.

	Years ended December 31, 2025		Years ended December 31, 2024		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue, net	$5,118,074	100.00%	$12,518,070	100.00%	$(7,399,996)	(59.11)%
Cost of goods sold	4,364,305	85.27%	10,913,548	87.18%	(6,549,243)	(60.01)%
Gross profit	753,769	14.73%	1,604,522	12.82%	(850,753)	(53.02)%

Operating expenses
Selling and distribution expenses	5,068	0.10%	3,095	0.02%	1,973	63.75%
General and administrative expenses	2,123,552	41.49%	1,193,528	9.53%	930,024	77.92%
Inventory impairment	121,166	2.37%	-	-%	121,166	100.00%
Total operating expenses	2,249,786	43.96%	1,196,623	9.56%	1,053,163	72.71%

Operating (Loss)Income	(1,496,017)	(29.23)%	407,899	3.26%	(1,903,916)	(466.76)%

Other expenses (income)
Other expenses (income), net	324	0.01%	(1,460)	(0.01)%	1,784	(122.19)%
Total other expenses(income), net	324	0.01%	(1,460)	(0.01)%	1,784	(122.19)%

(Loss)Income before provision for taxes	(1,496,341)	(29.24)%	409,359	3.27%	(1,905,700)	(465.53)%

Provision for income taxes	-	-%	124,665	1.00%	(124,665)	(100.00)%

Net (loss)income	$(1,496,341)	(29.24)%	$284,694	2.27%	$(1,781,035)	(625.60)%

	Year ended December 31, 2024		Year ended December 31, 2023		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue, net	$12,518,070	100.00%	$29,195,798	100.00%	$(16,677,728)	(57.12)%
Cost of goods sold	10,913,548	87.18%	23,653,815	81.02%	(12,740,267)	(53.86)%
Gross profit	1,604,522	12.82%	5,541,983	18.98%	(3,937,461)	(71.05)%

Operating expenses
Selling and distribution expenses	3,095	0.02%	2,367	0.01%	728	30.76%
General and administrative expenses	1,193,528	9.53%	1,206,852	4.13%	(13,324)	(1.10)%
Total operating expenses	1,196,623	9.56%	1,209,219	4.14%	(12,596)	(1.04)%

Operating Income	407,899	3.26%	4,332,764	14.84%	(3,924,865)	(90.59)%

Other expenses (income)
Interest expense	-	-%	5,254	0.02%	(5,254)	(100.00)%
Other expenses (income), net	(1,460)	(0.01)%	21,286	0.07%	(22,746)	(106.86)%
Total other expenses(income), net	(1,460)	(0.01)%	26,540	0.09%	(28,000)	(105.50)%

Income before provision for taxes	409,359	3.27%	4,306,224	14.75%	(3,896,865)	(90.49)%

Provision for income taxes	124,665	1.00%	587,984	2.01%	(463,319)	(78.80)%

Net income	$284,694	2.27%	$3,718,240	12.74%	$(3,433,546)	(92.34)%

Sales

During the year ended December 31, 2025, the Company had sales of $5,118,074 compared to sales of $12,518,070 for the year ended December 31, 2024, a decrease of $7,399,996, or approximately 59.11%. The three main alcoholic beverages we sell are Chinese liquor, cognac, and whiskey. The combined revenue from our distribution of these products accounted for 74.72% and 95.92% of our total percentage of sales revenue for the years ended December 31, 2025 and 2024, respectively. As we are a top wholesaler of high-end Chinese liquor, especially sale of Moutai is our most significant operation. For the years ended December 31, 2025 and 2024, our sales of Moutai were by far the most significant component of our revenues, accounting for 59.50% and 92.62% of our total percentage of sales revenue in these time periods, respectively.

The decreased sales volume was primarily attributable to depression of economic activities in local market. Since January 2023, the loosening of pandemic-related restrictions in Macau and elsewhere resulted in a recovery of tourism and a rebound in the consumption of alcoholic beverages. However, after the period of revenge spending, the overall economic downturn resulted in reduced demand for alcoholic beverages in Macau, causing a serious contraction of both wholesale market and high-end market. In particular since 2024, the competition is fierce in local market and the local customers much intend to save money, which resulted in lower pricing of the wholesale market. According to Government of Macao Special Administrative Region Statistics and Census Service, although the volume of inbound visitors increased by 14.7% year-on-year for the year of 2025, consumption patterns have shifted. Non-gaming spending declined by 7.3% per tourist in the year of 2025, while retail sales fell by 3.2% and retail sales volume also fell by 5.9%, reflecting travelers’ cautious spending habits amid global economic uncertainty.

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

The decreased sales volume was primarily attributable to depression of economic activities in local market. Since January 2023, the loosening of pandemic-related restrictions in Macau and elsewhere resulted in a recovery of tourism and a rebound in the consumption of alcoholic beverages. However, after the period of revenge spending, the overall economic downturn resulted in reduced demand for alcoholic beverages in Macau, causing a serious contraction of the wholesale market for low-priced alcoholic beverages. In particular 2024, the competition is fierce in local market and the local customers much intend to save money, which resulted in lower pricing of the wholesale market. During the period, we developed more hotel customers and our sales primarily relied on high-profit products sold in hotels. Our sales of high-end products in casino and hotels accounted for $3,909,801, and $4,753,306 for the fiscal year 2023 and 2024, an increase of $843,505, or approximately 21.57%.

Cost of goods sold

Our cost of goods sold consists of the purchase cost. During the year ended December 31, 2025, our cost of goods sold was $4,364,305, compared to $10,913,548 for the cost of goods sold for the year ended December 31, 2024, a decrease of $6,549,243, or approximately 60.01%. The decrease in the cost of sales was primarily attributable to a significant decrease in sales. Another factor was the decrease in the amount of inventory the Company purchased during the same period. The Company purchased approximately 56.43% less inventory during the year ended December 31, 2025, compared to the year ended December 31, 2024.

The descend in sales costs is mainly due to decreased sales. Macau has been grappling with an economic depression stemming, the Local market customers tended to cut back on expenses and focused on saving money. As a result, there has been a noticeable decrease in the demand for alcoholic beverages in Macau. Additionally, due to the instability of unit price of the product, the company preordered the main product in a fair price in 2024 and expected to receive the inventory in 2025; therefore, the company purchased less during 2025. Despite reduced procurement compared to 2024, our year-end inventory level increased, primarily due to strengthen our collection of rare alcoholic beverage products. Due to the consumer habit showed the trend of polarization, we decided to amass valuable alcoholic beverage products to sell with greater gross profit margin.

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

Gross profit

Our gross profit decreased from $1,604,522 for the year ended December 31, 2024, to $753,769 for the year ended December 31, 2025, representing a decrease of $850,753, or 53.02%. The decrease in the gross profit is mainly attributed to the significant decrease in the sales of local market, which fell from $7,807,364 for the year ended December 31, 2024 to $1,798,682 for the year ended December 31, 2025, a decrease of $6,008,682, or approximately 76.96%.

Our gross profit decreased from $5,541,983 for the year ended December 31, 2023, to $1,604,522 for the year ended December 31, 2024, representing a decrease of $3,937,461, or 71.05%. The decrease in the gross profit is mainly attributed to the decrease in the sales of local market, which fell from $4,335,514 in 2023 to $272,397 in 2024, a decrease of $4,063,117, or approximately 93.72%.

Gross profit Margin

Our gross profit margin increased from 12.82% for the year ended December 31, 2024, to 14.73% for the year ended December 31, 2025, mainly due to a huge proportion of high margin casino market for the year ended December 31, 2025. The sales of casino market was $4,715,115, which was approximately 37.65% of the total sales, with a profit margin of 28.81% for the year ended December 31, 2024, and $3,324,837, which was approximately 64.89% of the total sales, with a profit margin of 21.25% for the year ended December 31, 2025.

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

Selling expenses

Selling expenses increased from $3,095 for the year ended December 31, 2024, to $5,068 for the year ended December 31, 2025, an increase of $1,973, or approximately 63.75%. The increase is mainly attributed to the increase in marketing expenses, comprised primarily of expenses related to our sales system subscription, advertising, and sales promotion.

Selling expenses increased from $2,367 for the year ended December 31, 2023, to $3,095 for the year ended December 31, 2024, an increase of $728, or approximately 30.76%. The increase is mainly attributed to the increase in marketing expenses, comprised primarily of expenses related to our sales system subscription, advertising, and sales promotion.

General and administrative expenses

Our general and administrative expenses consist of salaries, office expenses, utilities, business travel, amortization expenses, and public company expenses (including legal expenses, accounting expenses and investor relations expenses). General and administrative expenses were $2,123,552 for the year ended December 31, 2025, compared to $1,193,528 for the year ended December 31, 2024, an increase of $930,024 or 77.92%. The increase in general and administrative expenses is mainly due to an increase in public company expenses, and professional consulting fees in related to seeking potential M&A.

Inventory impairment

For the year ended December 31, 2025, challenging market conditions, including shifting consumer preferences, intensified competition in the alcoholic beverage industry, and slower-than-anticipated sell-through of certain alcoholic beverage, resulted in the estimated net realizable value of certain inventory items falling below their carrying cost. Consequently, we recorded an inventory write-down of $121,166 for the year ended December 31, 2025.

Income from operations

As a result of the factors described above, operating loss was $1,496,017 for the year ended December 31, 2025, compared to operating income of $407,899 for the year ended December 31, 2024, a decrease in income of approximately $1,903,916, or 466.76%.

As a result of the factors described above, operating income was $407,899 for the year ended December 31, 2024, compared to operating income of $4,332,764 for the year ended December 31, 2023, a decrease in income of approximately $3,924,865, or 90.59%.

Other income and expenses

For the years ended December 31, 2025, 2024 and 2023, other income and expenses consist of the following:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense	$-	$-	$5,254
Other loss	1,724	2,834	27,140
Other income	(1,400)	(4,294)	(5,854)
Total other expenses (income), net	$324	$(1,460)	$26,540

Other expenses included interest expense and other loss were $1,724 for the year ended December 31, 2025, compared to other expenses of $2,834 for the year ended December 31, 2024, a decrease of $1,110, or 39.12%. The decrease in other expenses is mainly due to decreased exchange losses, bank charges and interest expenses.

Other income, which includes gain on acquisition of Macau government interest subsidies, interest earnings on savings, other earnings, exchange gains and losses for the years ended December 31, 2025 and 2024.

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

Income (Loss) before income taxes

Our income(loss) before income taxes was $(1,496,341) for the year ended December 31, 2025, a decrease of $1,905,700 or 465.53% compared with $409,359 for the year ended December 31, 2024. The decrease was primarily attributable to decreased margin and decreased sales.

Our income(loss) before income taxes was $409,359 for the year ended December 31, 2024, a decrease of $3,896,865 or 90.49% compared with $4,306,224 for the year ended December 31, 2023. The decrease was primarily attributable to decreased margin and decreased sales.

Provision for income taxes

Our provision for income taxes was $0 for the year ended December 31, 2025, a decrease of $124,665 or 100.00% from $124,665 for the year ended December 31, 2024. The decrease was due to the decrease in net income.

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

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.03 MOP, 8.00 MOP and 8.05 MOP to $1.00 USD at December 31, 2025, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 were 8.04 MOP, 8.04 MOP and 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.78 HKD, 7.77 HKD and 7.81 HKD to $1.00 USD on December 31, 2025, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 was 7.80 HKD, 7.80 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2025, 2024 and 2023 were $(35,315), $50,810 and $2,914, respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2025, 2024 and 2023 were $(4,303), $614 and $(32), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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

During the years ended December 31, 2025 and 2024, our cash on hand and net cash flow from operations activities were historically sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2025, 2024 and 2023, we had cash of approximately $1,978,728, $148,828 and $1,316,158, respectively. For the years ended December 31, 2025, 2024 and 2023, our revenue was approximately $5,118,074, $12,518,070 and $29,195,798, respectively, and net cash (used in) provided by operating activities was approximately $(2,379,183), (1,392,824) and $1,862,077, respectively. We have maintained net positive working capital throughout the years ended December 31, 2025, 2024 and 2023, and maintained working capital of approximately $11,271,517, $8,050,758 and $7,777,022 as of December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, 2024 and 2023, accounts receivable, net of allowance, were $199,613, $1,170,209 and $685,706, respectively. Accounts receivable are recorded at the invoiced amount and do not bear interest. Our management reviews the adequacy of our allowance for expected credit loss on an ongoing basis, using historical collection trends and the aging of receivables. Management also periodically evaluates individual customers’ financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

As of December 31, 2025, 2024 and 2023, inventories were $5,974,800, $4,642,982 and $5,417,918, respectively. As of December 31, 2025, 2024 and 2023, the Company recorded a provision of $121,357, $0 and $0 for slow moving or obsolete inventory, respectively. The decrease in inventory over this period is attributable to the Company taking advantage of suppliers’ lowered prices during the COVID-19 pandemic as a result of decreased demand for alcoholic beverages in 2022. The decreased cost is due to inventory is composed of more products with low unit cost.

We believe we will be able generate sufficient profit for the next 12 months from the date of the annual report, as we always are agile in response to market changes. We believe that our upcoming operational strategies will be able to grow our revenue and are able to provide the products with contribution margins sufficient to cover fixed and variable expenses in daily operations. We also expect to obtain positive operating cash flow as we proactively contact the customers and try collect the payments promptly.

Based on our current operating plan, we believe that our current cash of $1,978,728 as of December 31, 2025 and our anticipated cash flows generated from operations and the Offering, will be sufficient to meet our cash requirements for the next 12 months from the date of the annual report.

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

	December 31, 2025	December 31, 2024	Change	Percentage Change
Working Capital:
Total current assets	13,046,507	10,391,449	2,655,058	25.55%
Total current liabilities	1,774,990	2,340,691	(565,701)	(24.17)%
Working Capital:	$11,271,517	$8,050,758	$3,220,759	40.01%

	December 31, 2024	December 31, 2023	Change	Percentage Change
Working Capital:
Total current assets	10,391,449	10,501,230	(109,781)	(1.05)%
Total current liabilities	2,340,691	2,724,208	(383,517)	(14.08)%
Working Capital:	$8,050,758	$7,777,022	$273,736	3.52%

Cash Flow Summary

For the Years ended December 31, 2025, 2024 and 2023

The following table sets forth summary of our cash flows from operations for the years indicated:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Net cash provided by (used in) operating activities	$(2,379,183)	$(1,392,824)	$1,862,077
Net cash used in investing activities	(4,156)	(127,974)	(770)
Net cash provided by (used in) financing activities	4,217,542	352,854	(1,070,678)
Effect of exchange rate changes on cash	(4,303)	614	(32)
Net increase (decrease) in cash	1,829,900	(1,167,330)	790,597
Cash, beginning of year	148,828	1,316,158	525,561
Cash, end of year	$1,978,728	$148,828	$1,316,158

Operating Activities

Net cash used in operating activities was $2,379,183 for the year ended December 31, 2025, an increase of $986,359, or 70.82% compared to cash used in operating activities of $1,392,824 for the year ended December 31, 2024. The increase in net cash used in operating activities was mainly due to an increase in prepayments, other receivable and inventories, offset by a decrease in net income, account payable, taxes and surcharges payable, other payable for the years ended December 31, 2025, compared to the same period last year.

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

Investing Activities

Net cash used in investing activities were $4,156 and $127,974 for the years ended December 31, 2025 and 2024, respectively, for purchases of term deposit and equipment and intangible assets in connection with our business activities.

Net cash used in investing activities were $127,974 and $770 for the years ended December 31, 2024 and 2023, respectively, for purchases of term deposit and equipment and intangible assets in connection with our business activities.

Financing Activities

Net cash provided by financing activities was $4,217,542 for the year ended December 31, 2024, an increase of $3,864,688, or 1,095.27%, compared to $352,854 net cash used in financing activities for the year ended December 31, 2024. The increase in net cash provided by financing activities for the years ended December 31, 2025 was primarily attributable to an increase in proceeds from issuance of shares, offset by an increase in payments to related parties.

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

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.03 MOP, 8.00 MOP and 8.05 MOP to $1.00 USD at December 31, 2025, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 were 8.04 MOP, 8.04 MOP and 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.78 HKD, 7.77 HKD and 7.81 HKD to $1.00 USD on December 31, 2025, 2024 and 2023, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 was 7.80 HKD, 7.80 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2025, 2024 and 2023 were $(35,315), $50,810 and $2,914, respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2025, 2024 and 2023 were $(4,303), $614 and $(32), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Off-balance Sheet Commitments and Arrangements

There was no off-balance sheet arrangements for the years ended December 31, 2025, 2024 and 2023, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Lease Commitments

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on a lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor (the “Office Lease”). The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension.  Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. As of the date of this annual report, the Operating Entity continues to occupy the space and pay the rents due under the Office Lease. The Company intends to have the Operating Entity take over the Office Lease in August 2023 when the Office Lease expires. The total commitment for the entire term of the Office Lease will amount to approximately USD $43,000. In September 2023, the Operating Entity signed the Office Lease for a two-year period beginning September 7, 2023, and ending August 7, 2025. The total commitment for the entire term of the Office Lease will amount to approximately USD $87,000. In August 2025, the Operating Entity renewed the Office Lease for a one-year period beginning September 7, 2025, and ending September 6, 2026, it will be renewed for another year upon expiration. The total commitment for the entire term of the Office Lease will amount to approximately USD $68,000. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

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

The Operating Entity has entered into two lease agreements for its parking space with a lease period ranging from January 2025 to December 2025. On January 20, 2026, The Operating Entity renewed its parking space Lease for a one-year period beginning January 1, 2026, and ending December 31, 2026. Total commitment for the full term of the lease will be approximately $12,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its parking space with a lease period ranging from May 2025 to April 2026. Upon lease expiration, the Company expects to renew the lease for an additional one-year term. Total commitment for the full term of the lease will be approximately $20,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its housing allowance for Son I Tam, the CEO & Chairman of the Company with a lease period ranging from January 2025 to December 2026. Total commitment for the full term of the lease will be approximately $87,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$156,492	$103,221	$99,306

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2025, 2024 and 2023	$158,381	$111,142	$95,303
Weighted average remaining lease term – operating leases (in years)	1.33	2.02	2.86
Weighted average discount rate – operating leases	5.33%	5.28%	5.29%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of December 31, 2025, 2024 and 2023 are as below:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Right-of-Use assets	$190,302	$158,091	$243,439
Total operating lease assets	$190,302	$158,091	$243,439

Short-term operating lease liabilities	$150,995	$85,915	$100,150
Long-term operating lease liabilities	44,996	79,784	158,758
Total operating lease liabilities	$195,991	$165,699	$258,908

Maturities of the Operating Entity’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2026	$157,060
2027	45,495
2028	-
2029	-
2030	-
Total lease payments	202,555
Less: Imputed interest/present value discount	6,564
Present value of lease liabilities	$195,991

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

The Company uses weighted average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equals the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

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

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the one-off amortization method.

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

Name	Age	Position(s)
Son I Tam	42	Director, Chairman of the Board of Directors, and Chief Executive Officer
Ming Yin Gordon Au Yeung	51	Chief Financial Officer
Chun Kit Wong	39	Independent Director
Ut Ha Lei	41	Independent Director
Siu Keung Yeung	43	Independent Director

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

Mr. Chun Kit Wong is an independent director of Epsium. He has professional experiences financing, accounting, and management. Since January 2025, he has served as the Chief Financial Officer of One and One Green Technologies, Inc., where he is responsible for overseeing the company’s finance and accounting functions and advising on long-term business and financial planning. Prior to this role, Mr. Wong was Head of Corporate Finance at a Chinese real estate enterprise since June 2023, where he led corporate finance initiatives, including mergers and acquisitions, financing transactions, financial advisory, and compliance matters. From March 2021 to June 2023, Mr. Wong served as Vice President at Guosen Securities (HK) Capital Company Limited, where he was responsible for originating and evaluating corporate finance engagements. Mr. Wong holds a Bachelor of Commerce in Accountancy from Hong Kong Baptist University.

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

B. Compensation

Compensation of Executive Officers

For the fiscal year ended December 31, 2025, our Company and our subsidiaries paid an aggregate of 429,786 MOP ($53,456) as compensation to Mr. Son I Tam. For the fiscal year ended December 31, 2024, our Company and our subsidiaries paid an aggregate of 296,000 MOP ($36,816) as compensation to Mr. Son I Tam, and $129,355 as compensation to Mr. Ming Yin Gordon Au Yeung. Our Company and our subsidiaries have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating entity is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits.

Compensation of Independent Directors

For the years ended 2025, we paid an aggregate of $40,363 as compensation to our independent directors. For the years ended 2024, we did not compensate our independent directors for their services as they had not become the independent directors for the years ended December 31, 2024.

Our Chief Executive Officer who also serves as a director received additional compensation of $7,618 for his service as director for the years ended December 31, 2025, but not received additional compensation for the years ended December 31, 2024.

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

Audit Committee

Our audit committee consists of Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Ut Ha Lei. Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Siu Keung Yeung qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Chun Kit Wong. Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon, save for the exceptions as may be set forth. The compensation committee is responsible for, among other things:

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

Nominating Committee

Our nominating committee consists of Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei, and is chaired by Siu Keung Yeung. Chun Kit Wong, Siu Keung Yeung, and Ut Ha Lei satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 21, 2026, for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares (individually and as a group); and

●	each person known to our Company to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,664,034 Class A Ordinary Shares and 10,774,000 Class B ordinary shares were issued and outstanding as of April 21, 2026.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of April 21, 2026 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Class A Ordinary Shares(1)		Class B Ordinary Shares(2)		Total
	Beneficially Owned		Beneficially Owned		Voting
	Number	Percent	Number	Percent	Power*
Directors and Executive Officers(3):
Son I Tam	14,390	0.54%	10,774,000	100%	98.79%
Ut Ha Lei	-	-	-	-	-
Siu Keung Yeung	-	-	-	-	-
Chun Kit Wong	-	-	-	-	-
Ming Yin Gordon Au Yeung	-	-	-	-	-
All directors and executive officers as a group	14,390	0.54%	10,774,000	100%	98.79%

5% Principal Shareholders(4):
Son I Tam	14,390	0.54%	10,774,000	100%	98.79%

*	Represents the aggregate voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters submitted to a vote at general meetings of the Company, while holders of Class B Ordinary Shares are entitled to 20 votes per share on all such matters.

Notes:

(1)	For each person or group included in this column, the percentage ownership of Class A Ordinary Shares is calculated by dividing the number of Class A Ordinary Shares beneficially owned by such person or group by 2,664,034, the total number of Class A Ordinary Shares outstanding as of April 21, 2026.

(2)	For each such person or group, the percentage ownership of Class B Ordinary Shares is calculated by dividing the number of Class B Ordinary Shares beneficially owned by such person or group by 10,774,000, the total number of Class B Ordinary Shares outstanding as of April 21, 2026.

(3)	The business address of our directors and executive officers is Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

(4)	Unless otherwise indicated, the registered address of each of the 5% shareholders is Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 Andar P, Macau.

As of April 21, 2026, approximately 98.46% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder, CEDE & Company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended December 31, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

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

Cash Transfers Between the Company and Our Subsidiaries

As the Company and Epsium HK are holding companies without substantive operations except as described below, and neither of them generates any income, their respective payment obligations such as fees owed to professional service providers or government administrative fees are met by utilizing cash transfers from the Operating Entity.

In 2026, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $2,552 to pay for patron membership fee and promotion event, with amounts ranging between $249 and $2,303; and also paid on behalf of, Epsium HK a total of 1,806 to pay for the general administrative fee. Epsium BVI transferred to the Operating Entity a total of $757,905 to pay for purchase orders and daily operating expense.

In 2025, the Operating Entity transferred to, or paid on behalf of, Epsium BVI a total of $251,041 to pay for professional service fees and other fees in connection with the IPO, with amounts ranging between $8 and $79,825; and also paid on behalf of, Media Icon a total of 642 to pay for the incorporation professional fee. Epsium HK also transferred to, or paid on behalf of, Epsium BVI a total of $23,287 to pay for management’s compensation and general administrative fee, with amounts ranging between $10 and $19,355. Epsium BVI transferred to the Operating Entity a total of $757,905 to pay for purchase orders and daily operating expense.

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

Cash repayment to, and loans from, shareholders

During the years 2025 and 2026 up to the date of this annual report, there have been (i) loans from Mr. Son I Tam, our CEO, Chairmen, and principal shareholder, to the Operating Entity, and (ii) payments to third parties by Mr. Tam on behalf of the Operating Entity, Epsium HK or Epsium BVI, (iii) cash repayment to Mr. Tam for the behalf payments from Mr. Tam. These transactions were conducted without contracts, and they have been interest-free with no repayment terms. The Company is currently in the process of settling all accounts receivable and the outstanding loan to Mr. Tam. As of November 3, 2023, all loans extended to Mr. Tam have been fully paid off. We adopted a Code of Business Conduct and Ethics on September 27, 2023 to better manage related party transactions and address our material weaknesses in our internal control over financial reporting. Please refer to “Risk Factors - Risks Related to our Ordinary Shares - We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements.”

These transactions are summarized as follows:

2025 Transactions

During 2025, the Operating Entity made payments to or on behalf of Mr. Tam in connection with business expenses incurred on behalf of the Company, with amounts ranging between US$6,228 and US$112,101. During the same period, Mr. Tam made payments on behalf of the Operating Entity, Epsium HK and Epsium BVI, with amounts ranging between US$0 and US$6,228. These transactions represent expense advances and reimbursements for Company-related costs and do not constitute personal loans. As of December 31, 2025, the net amount payable to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI was US$706.

2024 Transactions

During 2024, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between US$81 and US$128,358. During the same period, the Company paid off $276,102 owed to Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$38,507 and US$359,403 and the total receipts of US$631,873 owed to Mr. Tam.  As of December 31, 2024, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$363,066.

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

On March 27, 2025, the Company closed its initial public offering of 1,250,000 Ordinary Shares. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276313), which was initially filed with the SEC on December 29, 2023, as amended, and declared effective by the SEC on March 25, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “EPSM” on March 26, 2025. Effective August 27, 2025, following shareholder approval on August 22, 2025, the Company redesignated and reclassified all existing ordinary shares as Class A ordinary shares on a one-for-one basis, and the shares traded on Nasdaq under the symbol “EPSM” are Class A ordinary shares.

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

B. Memorandum and Articles of Association

We are a holding company incorporated under the laws of the British Virgin Islands on March 24, 2020, under the name “Shengtao Investment Development Limited” and we changed the name of the Company to EPSIUM ENTERPRISE LIMITED on April 23, 2021 (the “Company”). Our affairs are governed by our Memorandum and Articles of Association (as amended and restated from time to time), the BVI Act and the common law of the British Virgin Islands.

As provided in our Memorandum and Articles of Association, subject to the BVI Act and any other BVI legislation for the time being in force, irrespective of corporate benefit, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The following are summaries of the material provisions of our Second Amended and Restated Memorandum and Articles of Association, which is our currently effective memorandum and articles of association (respectively, the “Memorandum of Association” and “Articles of Association” and together, the “Memorandum and Articles of Association”), relating principally to our Class A Ordinary Shares, which are the only class of our securities registered under Section 12 of the Exchange Act. These summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, copies of which are filed as exhibits to this annual report. Because only our Class A Ordinary Shares are registered under Section 12 of the Exchange Act, this exhibit describes the rights of our Class A Ordinary Shares. References to our Class B Ordinary Shares and Preferred Shares are included only to the extent relevant to the rights, preferences, voting power, dilution, conversion mechanics or other attributes of the Class A Ordinary Shares.

Description of Class A Ordinary Shares

Pre-emptive rights (Item 9.A.3 of Form 20-F)

There are no pre-emptive rights applicable to the issue of new Class A Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The Company is authorized to issue a maximum of 1,000,000,000 shares of par value US$0.00002 each divided into (i) 800,000,000 Class A ordinary shares of par value US$0.00002 each (“Class A Ordinary Shares”) (ii) 100,000,000 Class B Ordinary Shares of par value US$0.00002 each (“Class B Ordinary Shares”) and (iii) 100,000,000 Preferred Shares of par value US$0.00002 each (“Preferred Shares”). Only the Class A Ordinary Shares are registered under Section 12 of the Exchange Act. The number of Class A Ordinary Shares issued and outstanding is set forth on the cover page of the annual report on Form 20-F to which this exhibit is filed. Our Class A Ordinary Shares may be held in either certificated or uncertificated form.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to the vote at general meetings of our company. Each Class B Ordinary Share entitles the holder thereof to twenty votes on all matters subject to the vote at general meetings of our company. The Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

Rights of Other Types of Securities (Item 9.A.7 of Form 20-F)

Our Memorandum and Articles of Association authorize the Company to issue up to 100,000,000 Preferred Shares, par value US$0.00002 per share. Preferred Shares are not convertible into Class A Ordinary Shares. However, our Memorandum and Articles of Association provide that the rights, privileges, restrictions and conditions attaching to Preferred Shares shall be stated in our Memorandum of Association, which shall be amended by resolution of directors prior to the issuance of such Preferred Shares. Such rights, privileges, restrictions and conditions may include dividend, voting, conversion or exchange, redemption, liquidation and other rights, preferences, privileges, qualifications, limitations and restrictions. Accordingly, although no Preferred Shares are registered under Section 12 of the Exchange Act, the issuance of Preferred Shares could affect the rights of holders of Class A Ordinary Shares, including with respect to dividends, voting, liquidation preference, redemption, conversion, exchange or other matters, depending on the terms established for any such Preferred Shares.

Rights of Class A Ordinary Shares (Item 10.B.3 of Form 20-F)

Distributions

The holders of our Class A Ordinary Shares are entitled to an equal share of any dividend payments paid by the Company with respect to Class A ordinary shares. Our Memorandum and Articles of Association provide that the directors of the Company may, by resolution of directors, authorize a distribution at a time and of an amount they deem appropriate if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Subject to the terms of our Memorandum and Articles of Association, holders of our Class A Ordinary Shares also have the right to an equal share in the distribution of the surplus assets of the Company in the event of its liquidation.

Voting rights

Each Class A Ordinary Share confers on its holder the right to one vote at a meeting of shareholders or on any resolution of shareholders. Each Class B Ordinary Share confers on its holder the right to twenty votes at a meeting of shareholders or on any resolution of shareholders. As a result, the holders of Class B Ordinary Shares may exercise substantial voting power relative to the holders of Class A Ordinary Shares. Votes may be given either personally or by proxy.

Conversion Right

Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder without the payment of any additional sum. In addition, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity that is not an affiliate of such holder, such Class B Ordinary Shares will automatically and immediately convert into Class A Ordinary Shares based on the applicable conversion rate, effective upon the Company’s registration of such transfer in its register of members.

Election of directors

Under the laws of the BVI, the creation of cumulative voting rights for the election of our directors is not specifically prohibited or restricted. Cumulative voting is not a concept that is accepted as a common practice in the BVI, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

Subject to the terms of our Memorandum and Articles of Association, any director of the Company may convene meetings of the shareholders within or outside the British Virgin Islands as the director considers necessary or desirable. In addition, the directors are required to convene a meeting of the shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested.

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

Transfer of Class A Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of their Class A Ordinary Shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of an Ordinary Share is effective when the name of the transferee is entered on the register of members. Where our Class A Ordinary Shares are listed on a Designated Stock Exchange, they may be transferred without a written instrument of transfer if the transfer is carried out in accordance with the applicable laws, rules, procedures and other requirements applicable to shares registered on such Designated Stock Exchange and subject to our Memorandum and Articles of Association.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of shareholders or, if permitted under section 199(2) of the BVI Act, by a resolution of directors, if we have no liabilities or we are able to pay our debts as they fall due, and the value of our assets equals or exceeds our liabilities. On a liquidation or winding up, surplus assets of the Company available for distribution among the holders of Class A Ordinary Shares shall be distributed among the holders of the Class A Ordinary Shares on a pro rata basis.

Calls on Class A Ordinary Shares and forfeiture of Class A Ordinary Shares

Our Board of Directors may, on the terms established at the time of the issuance of such Class A Ordinary Shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Class A Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. To avoid any doubt, if the issued Ordinary Shares have been fully paid in accordance with the terms of their issuance and subscription, the Board of Directors shall not have the right to make calls on such fully paid Ordinary Shares and such fully paid Class A Ordinary Shares shall not be subject to forfeiture.

Redemption of Class A Ordinary Shares

The BVI Act and our Articles of Association permit us to purchase our own shares, with the prior written consent of the relevant shareholders, upon a resolution of directors and in accordance with applicable law.

Modifications of rights

If at any time, the Company is authorized to issue more than one class of Shares, the rights attached to any class may only vary, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting of the holders of more than 50% of the issued shares of the class to be affected. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Requirements to Change the Rights of Holders of Class A Ordinary Shares (Item 10.B.4 of Form 20-F)

Variation of rights of shares

Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes, the rights attached to any class may be varied, whether or not our Company is in liquidation, only with the consent in writing or by a resolution passed at a meeting by shareholders of not less than 50% of the issued shares in that class.

Limitations on the Rights to Own Class A Ordinary Shares (Item 10.B.6 of Form 20-F)

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Class A orindary shares.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable. These provisions include the authorization of Class B Ordinary Shares, which carry twenty votes per share, the authorization of Preferred Shares, the ability of our directors to issue additional shares and securities from authorized but unissued shares, and the ability of our directors, subject to our Memorandum and Articles of Association, to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of additional classes of shares. Under BVI law and our Memorandum and Articles of Association, our directors must exercise their powers for a proper purpose and act honestly and in good faith in what they believe to be the best interests of the Company.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions in our Memorandum and Articles of Association that require a shareholder to disclose ownership above any particular ownership threshold. Shareholders may, however, be subject to beneficial ownership reporting obligations under U.S. federal securities laws.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. he following is a summary of certain material differences between BVI law and the laws generally applicable to U.S. corporations and their shareholders that may be relevant to holders of our Class A Ordinary Shares.

Mergers and similar arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory procedures set forth in the BVI Act. In general, the directors of each constituent company must approve a written plan of merger or consolidation, and the plan must be authorized by a resolution of shareholders. Subject to the BVI Act, shareholders may have dissent rights in connection with certain mergers, consolidations, arrangements or mandatory redemptions and, if such rights are properly exercised, may be entitled to receive the fair value of their shares in cash.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. Certain of these remedies are summarized below.

Prejudiced members

A shareholder who considers the affairs of the Company, or any act or acts of the Company, as having been, being, or likely to be, conducted in a manner that is likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to them, can apply to the court under Section 184I of the BVI Act,  for an order that their shares be acquired, they be provided compensation, the Court regulate the future conduct of the Company, or that any decision of the Company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any harm done to the Company.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of the Company on the grounds that it is just and equitable for the court to so order. Except in exceptional circumstances, this remedy is generally available where the company has been operated as a quasi-partnership, and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for the indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as a provision providing indemnification against civil fraud or criminal liability. Under our Memorandum and Articles of Association, we may indemnify, hold harmless and exonerate directors, officers and certain other covered persons against costs, fees and expenses incurred in connection with proceedings by reason of such persons serving in covered capacities, subject to the limitations set forth in our Memorandum and Articles of Association and applicable law.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests, and in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification would be against public policy as expressed in the Securities Act and therefore would be unenforceable.

Amendment of governing documents

As permitted by BVI law and subject to certain terms under our existing Memorandum and Articles of Association, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered by the Registry of Corporate Affairs in the BVI. However, no amendment may be made by resolution of directors (a) to restrict the rights or powers of the shareholders to amend the Memorandum and the Articles of Association, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum and Articles of Association, (c) to alter circumstances where the Memorandum and Articles of Association cannot be amended by the shareholders, or (d) to change Clauses 7, 8, or 11 of our Memorandum of Association.

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

Shareholder action by written consent

Under BVI law, subject to the memorandum or articles of association of a company, an action that may be taken by the company at a meeting of shareholders may also be taken by way of a written resolution of shareholders without the need for any notice. Our Memorandum and Articles of Association provide that an action that may be taken by shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing, without the need for any prior notice. If any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution must be sent to all shareholders not consenting to such resolution.

Shareholder proposals

BVI law and our Memorandum and Articles of Association provide that our shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be convened may request that the directors convene a shareholders’ meeting. As a British Virgin Islands company, we are not obliged by law to call an annual general meeting of shareholders, however our Memorandum and Articles of Association do permit the directors to convene meetings of the shareholders at such times as the director considers necessary or desirable. The location of any shareholder meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

BVI law does not expressly provide for cumulative voting for directors, and our Memorandum and Articles of Association do not provide for cumulative voting.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director, or by a resolution of directors.

Transactions with interested shareholders

BVI law has no relevant statute restricting public corporations from engaging in certain business transactions with an interested shareholder for certain periods of time, unlike certain U.S. state corporate laws. In addition, our Memorandum and Articles of Association do not expressly provide for such protection.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors in accordance with section 199 of the BVI Act.

Changes in the number of Class A Ordinary Shares we are authorized to issue and those in issue (Item 10.B.10 of Form 20-F)

We may from time to time by a resolution of shareholders or resolution of our Board of Directors:

●	amend our Memorandum of Association to increase or decrease the maximum number of Class A Ordinary Shares we are authorized to issue,

●	subject to our Memorandum of Association, subdivide our authorized and issued ordinary shares into a larger number of Class A Ordinary Shares than our existing number of ordinary shares, and

●	subject to our Memorandum of Association, consolidate our authorized and issued shares into a smaller number of Class A Ordinary Shares.

Inspection of books and records

Under the BVI Act, holders of our Class A Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that allowing such access would be contrary to our interests. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Class A Ordinary Shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Class A Ordinary Shares

Our Memorandum and Articles of Association authorizes our Board of Directors to issue additional Class A Ordinary Shares and other securities from authorized but unissued shares and securities to the extent available, from time to time as our Board of Directors shall determine, provided that such issuance does not exceed the maximum number of shares the Company is authorized to issue. No Class B Ordinary Shares may be issued without the prior consent of the Class B Majority, as provided in our Memorandum and Articles of Association.

Debt Securities (Item 12.A of Form 20-F)

As of the end of the period covered by the annual report on Form 20-F to which this exhibit is filed, the Company does not have any debt securities registered under Section 12 of the Exchange Act. If the Company issues debt securities in the future, the rights of holders of Class A Ordinary Shares may be affected to the extent such debt securities impose restrictions on the Company’s ability to pay dividends or make other distributions, repurchase shares, incur additional indebtedness or take other corporate actions.

Warrants and Rights (Item 12.B of Form 20-F)

Our Memorandum and Articles of Association authorize our directors to issue options, warrants, rights, convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities on such terms as our directors may determine. As of the date of the annual report on Form 20-F to which this exhibit is filed, we do not have any warrants or rights registered under Section 12 of the Exchange Act.

Other Securities (Item 12.C of Form 20-F)

As of the end of the period covered by the annual report on Form 20-F to which this exhibit is filed, the Company does not have any other securities registered under Section 12 of the Exchange Act.

Description of American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

Not applicable.

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

The F-1 Registration Statement was declared effective by the SEC on March 25, 2025. We raised approximately US$4,908,000 in net proceeds from the issuance of new shares from the initial public offering and the exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $3,135,371 of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025, were not effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by TAAD, LLP for the periods indicated:

	December 31, 2025	December 31, 2024
	USD	USD
Audit Fees	$159,650	159,650
Audit Related Fees	41,200	19,467
Tax Fees	-	-
All Other Fees	140,128	31,157
Total Fees	$340,978	210,274

“Audit-related fees” are the aggregate fees billed for review of interim financial information that are not reported under audit fees.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other SEC services.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association filed on August 27, 2025 (incorporated by reference to Exhibit 3.1 of Form 6-K filed with the Securities and Exchange Commission on September 8, 2025)

2.1*	Specimen certificate evidencing Class A Ordinary Shares

2.2*	Description of Securities

4.1	Underwriting Agreement dated March 25, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on March 27, 2025)

8.1*	List of Subsidiaries of the Registrant

10.1	Form of Officer and Director Agreement, by and between Son I Tam and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.2	Form of Officer and Director Agreement, by and between Ming Yin Gordon Au Yeung and the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.3	Form of Independent Director Agreement, by and between Siu Keung Yeung and the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.4	Form of Independent Director Agreement, by and between Ut Ha Lei and the Registrant (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-276313) filed with the Securities and Exchange Commission)

10.5	Form of Independent Director Agreement, by and between Chun Kit Wong and the Registrant (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on March 31, 2026)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333- 276313) filed with the Securities and Exchange Commission)

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-42568), filed with the Securities and Exchange Commission on April 30, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-42568), filed with the Securities and Exchange Commission on April 30, 2025)

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F
**	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPSIUM ENTERPRISE LIMITED

By:	/s/ Son I Tam
Name:	Son I Tam
Title:	Chairman of the Board, Chief Executive Officer

Date: April 29, 2026

EPSIUM ENTERPRISE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Epsium Enterprise Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epsium Enterprise Limited and Subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, change in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Diamond Bar, California

April 29, 2026

Epsium Enterprise Limited and Subsidiaries
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash	$1,978,728	$148,828
Term deposit	44,840	45,006
Accounts receivable	199,613	1,170,209
Prepaid expense	1,124,667	3,771
Advances payments for goods	3,811,639	4,361,465
Other receivables	33,577	19,188
Inventories, net	5,853,443	4,642,982
Total current assets	13,046,507	10,391,449
Non-current assets:
Property and equipment, net	61,792	78,115
Leased right-of-use assets	190,302	158,091
Total non-current assets	252,094	236,206
Total assets	$13,298,601	$10,627,655

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$278,458	$538,859
Employee benefits payable	50,421	53,667
Taxes payable	1,294,410	1,299,184
Lease liability - current	150,995	85,915
Amount due to related parties	706	363,066
Total current liabilities	1,774,990	2,340,691
Non-current liabilities:
Lease liabilities non-current	44,996	79,784
Total non-current liabilities	44,996	79,784
Total liabilities	1,819,986	2,420,475
Stockholder’s equity:
Class A ordinary shares (par value $0.00002 per share, 800,000,000 shares authorized; 2,664,034 and 12,000,534 shares issued and outstanding at December 31, 2025 and 2024, respectively	54	240
Class B ordinary shares (par value $0.00002 per share, 100,000,000 shares authorized; 10,774,000 and 0 shares issued and outstanding at December 31, 2025 and 2024, respectively	215	-
Preferred shares (par value $0.00002 per share, 100,000,000 shares authorized; no preferred shares issued and outstanding at December 31, 2025 and 2024	-	-
Treasury Stock	(300,000)	-
Paid-in capital	5,526,795	328,241
Reserve Capital	1,550	1,550
Accumulated Other Comprehensive Income (Loss)	9,485	44,800
Retained earnings	6,240,516	7,738,123
Total Epsium stockholder’s equity	11,478,615	8,112,954
Non-controlling interest	-	94,226
Total stockholder’s equity	11,478,615	8,207,180
Total liabilities and stockholder’s equity	$13,298,601	$10,627,655

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue, net	$5,118,074	$12,518,070	$29,195,798
Cost of goods sold	4,364,305	10,913,548	23,653,815
Gross profit	753,769	1,604,522	5,541,983

Operating expenses:
Selling and distribution expenses	5,068	3,095	2,367
General and administrative expenses	2,123,552	1,193,528	1,206,852
Inventory obsolescence	121,166	-	-
Total operating expenses	2,249,786	1,196,623	1,209,219
Operating (loss) income	(1,496,017)	407,899	4,332,764
Other expenses (income)
Interest expense	-	-	5,254
Other expenses (income), net	324	(1,460)	21,286
Total other expenses (income), net	324	(1,460)	26,540
(Loss) Income before provision for taxes	(1,496,341)	409,359	4,306,224
Provision for income taxes	-	124,665	587,984
Net (loss) income	$(1,496,341)	$284,694	$3,718,240

Less: net income attributable to non-controlling interest	1,266	9,837	43,771
Net (loss) income attributable to Epsium Enterprise Limited	$(1,497,607)	$274,857	$3,674,469

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(35,315)	50,810	2,914
Comprehensive income (loss) attributable to Epsium Enterprise Limited	$(1,532,922)	$325,667	$3,677,383

(Loss) Earnings per ordinary share
Class A – Basic and diluted	$(0.11)	$0.02	$0.31
Class B – Basic and diluted	$(0.11)	$-	$-

Weighted average number of ordinary shares outstanding
Class A – Basic and diluted	9,210,660	12,000,534	12,000,534
Class B – Basic and diluted	3,870,038	-	-

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

December 31, 2025, 2024 and 2023

	Class A Ordinary Shares		Class B Ordinary Shares						Accumulated Other	Total Epsium	Non-	Total
	Number of Shares	Amount	Number of Shares	Amount	Treasury Stock	Paid-in Capital	Reserve Capital	Retained Earning	Comprehensive Income (Loss)	Stockholder’s Equity	controlling Interest	Stockholder’s Equity
Balance at December 31, 2022	12,000,534	240	-	-	-	323,230	1,550	3,788,797	(8,924)	4,104,893	40,584	4,145,477
Imputed interest expense	-	-	-	-	-	5,011	-	-	-	5,011	34	5,045
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	2,914	2,914	-	2,914
Net income	-	-	-	-	-	-	-	3,674,469	-	3,674,469	43,771	3,718,240
Balance at December 31, 2023	12,000,534	240	-	-	-	328,241	1,550	7,463,266	(6,010)	7,787,287	84,389	7,871,676
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	50,810	50,810	-	50,810
Net income	-	-	-	-	-	-	-	274,857	-	274,857	9,837	284,694
Balance at December 31, 2024	12,000,534	240	-	-	-	328,241	1,550	7,738,123	44,800	8,112,954	94,226	8,207,180

	Class A Ordinary Shares		Class B Ordinary Shares						Accumulated Other	Total Epsium	Non-	Total
	Number of Shares	Amount	Number of Shares	Amount	Treasury Stock	Paid-in Capital	Reserve Capital	Retained Earning	Comprehensive Income (Loss)	Stockholder’s Equity	controlling Interest	Stockholder’s Equity
Balance at December 31, 2024	12,000,534	240	-	-	-	328,241	$1,550	$7,738,123	$44,800	8,112,954	94,226	8,207,180
Share issuance for cash	1,437,500	29	-	-	-	5,103,062	-	-	-	5,103,091	-	5,103,091
Share repurchase	-	-	-	-	(300,000)	-	-	-	-	(300,000)	-	(300,000)
Repurchase Class A ordinary shares from Son I Tam and the simultaneous issuance Class B ordinary shares to him	(10,800,000)	(216)	10,800,000	216	-	-	-	-	-	-	-	-
Conversion of Class B ordinary shares to Class A ordinary shares	26,000	1	(26,000)	(1)	-	-	-	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	-	-	95,492	-	-	-	95,492	(95,492)	-
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	(35,315)	(35,315)	-	(35,315)
Net loss	-	-	-	-	-	-	-	(1,497,607)	-	(1,497,607)	1,266	(1,496,341)
Balance at December 31, 2025	2,664,034	$54	10,774,000	$215	$(300,000)	$5,526,795	$1,550	$6,240,516	$9,485	11,478,615	-	$11,478,615

*	Retroactively adjusted for the re-designation and re-classification of share capital approved on August 22, 2025, including the repurchase of 10,800,000 Class A Ordinary Shares and the concurrent issuance of 10,800,000 Class B Ordinary Shares (20 votes per share). The transaction was affected as a share-for-share exchange with no net impact on total shareholders’ equity.

The accompanying notes are an integral part of the consolidated financial statements

Epsium Enterprise Limited and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Cash flows from operating activities
Net income (loss)	$(1,496,341)	$284,694	$3,718,240
Adjustments to reconcile net income (loss) to net cash used in operating activities：
Depreciation	20,167	15,411	19,989
Imputed interest expense	-	-	5,037
Reduction in the carrying amount of right-of-use assets	145,143	86,468	12,063
Inventory obsolescence	121,166	-	-
Changes in operating assets and liabilities：
Inventories	(1,346,748)	805,109	435,839
Accounts receivable	964,770	(477,999)	(437,402)
Prepayments	(587,953)	(1,276,336)	(3,047,599)
Other receivables	(14,437)	(1,492)	11,234
Accounts payable	(34,874)	(861,167)	546,696
Employee benefits payable	(3,044)	2,213	50,173
Taxes and surcharges payable	-	124,665	565,210
Lease liabilities	(147,032)	(94,390)	(4,903)
Other payables		-	(12,500)
Net cash provided by (used in) operating activities	(2,379,183)	(1,392,824)	1,862,077

Cash flows from investing activities：
Cash paid for property and equipment	(4,156)	(83,176)	(770)
Purchase of term deposit	-	(44,798)	-
Net cash flows used in investing activities	(4,156)	(127,974)	(770)

Cash flow from Financing Activities:
Proceeds from issuance of shares	5,750,000	-	-
Payment for UW discount and fees	(517,500)	-	-
Payment for offering cost	(354,500)	-	-
Payments to repurchase of shares	(300,000)	-	-
Receipts from related parties	6,218	628,956	3,991,077
Payments to related parties	(366,676)	(276,102)	(5,034,921)
Repayments to bank loans	-	-	(26,834)
Net cash provided by (used in) financing activities	4,217,542	352,854	(1,070,678)

Effect of exchange rate change on cash	(4,303)	614	(32)

Net increase (decrease) in cash	1,829,900	(1,167,330)	790,597

Cash at the Beginning of the Year	148,828	1,316,158	525,561
Cash at the End of the Year	$1,978,728	$148,828	$1,316,158

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	-	-	-
Taxes	$-	$-	$22,774
Non-cash Investing and Financing Activities:
Acquisition of non-controlling interest	95,492	-	-
Acquisition of right-of-use assets in exchange for lease liabilities	$177,884	$-	$-

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

Epsium Enterprise Limited (“Epsium HK”) was set up on March 12, 2020 in Hong Kong, SAR China. On March 12, 2020, Mr. Chi Long Lou acquired 100% and 10,000 shares of Epsium HK by paying HK$ 10,000. On May 17, 2021, Epsium BVI purchased 8,000 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 8,000. On May 17, 2021, Mr. Son I Tam who is the CEO of the Company purchased 1,900 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 1,900. An individual Mr. Lou Chi Long owns 1% of Epsium HK. On Jun 11, 2025, Mr. Son I Tam purchased 100 shares of Epsium HK from Mr. Chi Long Lou by paying HK$ 1.

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

On October 24, 2025, Epsium acquired 100% of all outstanding shares of Media Icon at no cost.

Starlight Years was incorporated on November 21, 2025, a limited liability company in Macau, with a share capital of MOP 25,000. Media Icon acquired 60% of all outstanding shares of Starlight Years with a share capital of MOP 15,000.

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

On June 11, 2025, Mr. Son I, Tam who is the CEO of the Company purchased 100 shares of Epsium HK from Mr. Chi Long Lou by paying HK$1. After the purchases, Epsium BVI owns 80% of Epsium HK and Mr. Son I, Tam owns 20% of Epsium HK.

On August 22, 2025, the Company held an Extraordinary General Meeting at which shareholders: 1 approved re-designation and re-classification of the Company’s share capital into 800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares (each carrying 20 votes), and 100,000,000 Preferred Shares. 2 approved amendments to the Company’s Memorandum and Articles of Association to reflect the new share structure and adopted the Second Amended and Restated M&A. 3 authorized the repurchase of 10,800,000 Class A Ordinary Shares from Son I Tam and the simultaneous issuance of 10,800,000 Class B Ordinary Shares to him, resulting in his acquisition of approximately 1% of the Company’s total authorized share capital.

On October 6, 2025, Son I Tam converted 26,000 Class B Ordinary Shares into an equivalent number of Class A Ordinary Shares. Following this conversion, Son I Tam subsequently sold 11,500 Class A Ordinary Shares in the open market. Consequently, Son I Tam is current holding consists of 14,500 Class A Ordinary Shares.

On October 24, 2025, pursuant to a resolution by the board of directors of the Company, the Company established a wholly-owned subsidiary in the British Virgin Islands, Media Icon Limited (“Media Icon”).

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

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries, Media Icon, Epsium HK and Luz. All intercompany transactions and balances have been eliminated upon consolidation.

Basis of Presentation and Organization

The financial statements of the Company as of December 31, 2025 and 2024, and for the years ended June 30, 2025, 2024 and 2023 have been prepared in accordance with U.S. GAAP.

Cash

The Company considers cash and all highly liquid debt instruments with a maturity date of three months or less (at date of purchase) to be cash.

Accounts Receivable

Accounts receivable represents amounts due from marketing, sale and distribution of the products and are recorded net of allowance for doubtful accounts.

The Company markets, sells and distributes products, such receivables are recorded as account receivable.

In assessing the collectability of the accounts receivable arising from the marketing, sale and distribution of products, the Company considers many factors, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debt and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. No expected credit loss allowance was charged to an expense as of December 31, 2025 and 2024.

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

Advertising Expense

Advertising costs are expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, the Company incurred advertising costs of approximately $3,683, $1,709 and $986, respectively.

Inventories

The Company values its inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company used weighted average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

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

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.03 MOP and 8.00 MOP to $1.00 USD at December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 were 8.04 MOP, 8.04 MOP and 8.06 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.78 HKD and 7.77 HKD to $1.00 USD on December 31, 2025 and 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the years ended December 31, 2025, 2024 and 2023 was 7.80 HKD, 7.80 HKD and 7.83 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the years ended December 31, 2025, 2024 and 2023 were $(35,315), $50,810 and $2,914, respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2025, 2024 and 2023 were $(4,303), $614 and $(32), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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

Long-lived assets, which include equipment are evaluated for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets are written down to the estimated fair value, and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets exists as of December 31, 2025, 2024 and 2023.

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

3. Earnings per share

The Company utilizes the two-class method to report earnings per share. Basic earnings per share is computed by dividing net income available to each class of shares, less earnings available to participating securities, divided by the weighted average number of outstanding common shares for each class of shares. Diluted earnings per share is computed by dividing net income available to each class of shares, less earnings available to participating securities, divided by the weighted average number of outstanding ordinary shares, plus dilutive potential ordinary shares, which is calculated using the treasury-stock method. Under the treasury-stock method, potential ordinary shares are excluded from the computation of EPS in periods in which they have an anti-dilutive effect. The potentially dilutive ordinary shares did not have a dilutive effect on the Company’s EPS calculation for the years ended December 31, 2025, 2024 and 2023.

The Company allocates dividends declared to Class A Ordinary Shares and Class B Ordinary Shares based on timing and amounts actually declared for each class of stock and the undistributed earnings are allocated to Class A Ordinary Shares and Class B Ordinary Shares pro rata on a basic weighted average shares outstanding basis since the two classes of stock participate equally on a per share basis upon liquidation.

The following table sets forth the calculation of basic and diluted net income per common share under the two-class method:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Class A – Net (loss) income	$(1,053,636)	$284,694	$3,718,240
Class B – Net (loss) income	(442,705)	-	-

(Loss) Earnings per ordinary share
Class A – Basic and diluted	$(0.11)	$0.02	$0.31
Class B – Basic and diluted	$(0.11)	$-	$-

Weighted average number of ordinary shares outstanding
Class A – Basic and diluted	9,210,660	12,000,534	12,000,534
Class B – Basic and diluted	3,870,038	-	-

4. Prepaid expense

Prepaid expense consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Consulting fee	$1,079,299	$-
Legal fee	20,000	-
Insurance expenses	17,948	2,599
Others	7,420	1,172
Total	$1,124,667	$3,771

Prepaid expense consist of primarily prepaid consulting fee, legal fee, insurance expenses and office expenses.

Prepaid consulting fee is refundable deposits. On April 11, 2025, a subsidiary of the Company entered into an exclusive agent agreement (the “Exclusive Agent Agreement”) with an independent third-party agent incorporated in Hong Kong. This agreement authorizes the agent to exclusively represent the Company in the negotiation and acquisition of biotech-related intellectual property and projects for application in the wine vintage sector.

The Exclusive Agent Agreement included total consideration of $100,000 for the service fees, with $50,000 paid upon signing of this agreement and $50,000 paid upon completion of the acquisition facilitated. Also, it required $900,000 refundable deposits to secure an exclusivity period of six months, which commences upon the agent’s identification of a qualified acquisition opportunity and the memorandum of understanding successfully signed. The Exclusive Agent Agreement is valid for twelve months from the date of the Exclusive Agent Agreement, unless terminated by either party with 30 days’ written notice. Up to the date of this annual report, the refundable deposits had not released, and the company plan to extend the agreement.

5. Advances payments for goods

Advances payments for goods consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Advances payments for goods	$3,811,639	$4,361,465

Advances payments for goods are prepayment is the inventory purchase payment paid to the supplier. Due to frequent purchases with the supplier, a part of the payment is usually required. On February 1, 2024, the Company entered into a material purchase agreement with a supplier for a thirty-five-month period beginning February 1, 2024 and ending December 31, 2026, and purchased goods at the agreed price during the agreement period. As of December 31, 2025, the company prepaid $3,743,533 to this supplier, and the company plans to change the original purchased goods to the other valuable goods in 2026. In 2023, the company purchased goods from a supplier at preferential prices, as of December 31, 2024, the company prepaid $1,527,576 to this supplier, and the company changed the original purchased goods to the other valuable goods within 2025. As of December 31, 2025 and 2024, in order to lock in the purchase price and control the purchase cost, the company prepaid $3,811,639 and $4,361,465 to the supplier, respectively.

6. Term Deposit

As of December 31, 2025 and 2024, term deposit was $44,840 and $45,006, respectively. This term deposit serves as 120% collateral for a corporate credit card with a limit of $37,505(MOP 300,000). This term deposit has a maturity of one year from July 30, 2024 to July 30, 2025 and an annual interest rate of 3.2%. After this term deposit expires, it has been renewed for another year. This term deposit has a maturity of one year from July 30, 2025 to July 30, 2026 and an annual interest rate of 1.8%.

7. Other receivables

Other receivables consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Deposit	$32,112	$17,787
Others	1,465	1,401
Total	$33,577	$19,188

Other receivables are mainly rental deposit for office and warehouse.

8. Inventories, Net

Inventories, net consist of the following:

	As of December 31, 2025	As of December 31, 2024
Finished goods	$5,974,800	$4,642,982
Total	5,974,800	4,642,982
Less: valuation allowance	(121,357)	–
Inventories, net	$5,853,443	$4,642,982

9. Property and equipment, net

Fixed Assets consist of the following:

	As of December 31, 2025	As of December 31, 2024
Leasehold improvement	$33,029	$33,150
Furniture & Fixture	8,459	7,809
Equipment	12,166	8,715
Motor Vehicle	152,739	153,302
Total	206,393	202,976
Less: accumulated depreciation	144,601	124,861
Net book value	$61,792	$78,115

Depreciation expenses were $17,826, $15,411 and $19,989 for the years ended December 31, 2025, 2024 and 2023, respectively.

The new purchased vehicle during the year ended December 31, 2024 was registered with 99% of ownership by the Company, and 1% ownership by the Kam Iat Fu International Company Limited, which is a related party and 95.2% own by Son I Tam, the CEO & Chairman of the Company.

10. Income Taxes

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

The following table summarizes income before income taxes and non-controlling interest allocation:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Epsium BVI	$(1,415,438)	$(699,020)	$(658,866)
Epsium HK	(7,710)	(5,157)	(9,194)
Media Icon	(642)	-	-
Luz	(72,551)	1,113,536	4,974,284
Total	$(1,496,341)	$409,359	$4,306,224

Significant components of the income tax provision were as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Current tax provision:
Epsium BVI	$–	$–	$–
Epsium HK	–	–	–
Media Icon	–	–	–
Luz	–	124,665	587,984

Deferred tax provision:
Epsium HK	–	–	–
Total	$–	$124,665	$587,984

For the years ended December 31, 2025, 2024 and 2023, management believes that the realization of the benefit arising from the losses of certain Hong Kong subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $636, $425 and $759 have been provided against the deferred tax assets of these subsidiaries, respectively.

A reconciliation of the provision for income taxes determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Income before provision for taxes - Epsium BVI	$(1,415,438)	$(699,020)	$(658,866)
Income before provision for taxes - Epsium HK	(7,710)	(5,157)	(9,194)
Income before provision for taxes - Media Icon	(642)	-	-
Income before provision for taxes - Luz	(72,551)	1,113,536	4,974,284
Macau corporate income tax rate	12%	12%	12%
Income tax provision computed at Macau statutory corporate income tax rate	–	133,625	596,914
Reconciling items:
Income not subject to income tax	–	(8,960)	(8,930)
Uncertain tax positions	–	–	–
Income taxes provision	$–	$124,665	$587,984

11. Operating Leases

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on a lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor (the “Office Lease”).   The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension.  Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. As of the date of this annual report, the Operating Entity continues to occupy the space and pay the rents due under the Office Lease. The Company intends to have the Operating Entity take over the Office Lease in August 2023 when the Office Lease expires. The total commitment for the entire term of the Office Lease will amount to approximately USD $43,000. In September 2023, the Operating Entity signed the Office Lease for a two-year period beginning September 7, 2023, and ending August 7, 2025. The total commitment for the entire term of the Office Lease will amount to approximately USD $87,000. In August 2025, the Operating Entity renewed the Office Lease for a one-year period beginning September 7, 2025, and ending September 6, 2026, it will be renewed for another year upon expiration. The total commitment for the entire term of the Office Lease will amount to approximately USD $68,000. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

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

The Operating Entity has entered into two lease agreements for its parking space with a lease period ranging from January 2025 to December 2025. On January 20, 2026, The Operating Entity renewed its parking space Lease for a one-year period beginning January 1, 2026, and ending December 31, 2026. Total commitment for the full term of the lease will be approximately $12,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its parking space with a lease period ranging from May 2025 to April 2026. Upon lease expiration, the Company expects to renew the lease for an additional one-year term. Total commitment for the full term of the lease will be approximately $20,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its housing allowance for Son I Tam, the CEO & Chairman of the Company with a lease period ranging from January 2025 to December 2026. Total commitment for the full term of the lease will be approximately $87,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$156,492	$103,221	$99,306

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2025, 2024 and 2023	$158,381	$111,142	$95,303
Weighted average remaining lease term – operating leases (in years)	1.33	2.02	2.86
Weighted average discount rate – operating leases	5.33%	5.28%	5.29%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of December 31, 2025, 2024 and 2023 are as below:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Right-of-Use assets	$190,302	$158,091	$243,439
Total operating lease assets	$190,302	$158,091	$243,439

Short-term operating lease liabilities	$150,995	$85,915	$100,150
Long-term operating lease liabilities	44,996	79,784	158,758
Total operating lease liabilities	$195,991	$165,699	$258,908

Maturities of the Operating Entity’s lease liabilities are as follows:

Operating Leases
Years ending December 31,
2026	$157,060
2027	45,495
2028	-
2029	-
2030	-
Total lease payments	202,555
Less: Imputed interest/present value discount	6,564
Present value of lease liabilities	$195,991

12. Concentration of customers and suppliers

The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2025, two customers accounted for 28.0% and 14.2% of total revenue, respectively. For the year ended December 31, 2024, two customers accounted for 18.3% and 11.7% of total revenue, respectively. For the year ended December 31, 2023, two customers accounted for 17.7% and 16.1% of total revenue, respectively. As of December 31, 2025, three customers’ accounts receivable accounted for 38.7%, 18.5% and 15.3% of the total outstanding accounts receivable balance, respectively. As of December 31, 2024, four customers’ accounts receivable accounted for 34.9%, 21.7%, 13.8% and 11.4% of the total outstanding accounts receivable balance, respectively. As of December 31, 2023, three customers’ accounts receivable accounted for 43.1%, 19.6% and 13.5% of the total outstanding accounts receivable balance, respectively.

For the year ended December 31, 2025, the Company purchased approximately 27.8%, 26.6% and 17.8% of its inventory from three suppliers, respectively. For the year ended December 31, 2024, the Company purchased approximately 36.5%, 30.5% and 20.6% of its inventory from three suppliers, respectively. For the year ended December 31, 2023, the Company purchased approximately 72.6% and 12.8% of its inventory from two suppliers, respectively. As of December 31, 2025, accounts payable to a major supplier accounted for 95.3% of the total accounts payable outstanding. As of December 31, 2024, accounts payable to three major IPO vendors and one major inventory supplier accounted for 29.6%, 23.0%, 18.7% and 20.6% of the total accounts payable outstanding, respectively. As of December 31, 2023, accounts payable to two major suppliers accounted for 88.9% and 10.3% of the total accounts payable outstanding, respectively.

The loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

13. Related Party Transactions

As of and for the years ended December 31, 2025, 2024 and 2023, there have been numerous (i) cash advances to Mr. Son I Tam by the Operating Entity, Epsium HK or Epsium BVI or (ii) loans from Mr. Tam, or payment to third parties by Mr. Tam on behalf of, the Operating Entity, Epsium HK or Epsium BVI.  These transactions have been conducted without contracts, and they have been interest-free with no repayment terms. The Company is currently in the process of settling all accounts receivable and the outstanding loan to Mr. Tam. In November 2023, all loans extended to Mr. Tam were fully paid off. These transactions are summarized as follows:

2025 Transactions

During 2025, cash repayments of $367,256, due to loans, or payments to third parties on behalf of, were made to Mr. Tam by the Operating Entity, with amounts ranging between US$6,228 and US$112,101. During the same period, the Company paid off $367,256 owed to Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$0 and US$6,228 and the total receipts of US$6,228 owed to Mr. Tam.  As of December 31, 2025, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$706.

2024 Transactions

During 2024, cash advancements were made to Mr. Tam by the Operating Entity, with amounts ranging between US$81 and US$128,358. During the same period, the Company paid off $276,102 owed to Mr. Tam. During the same period, Mr. Tam made loans, or payments to third parties on behalf of, the Operating Entity, Epsium HK or Epsium BVI, with amounts ranging between US$38,507 and US$359,403 and the total receipts of US$628,956 owed to Mr. Tam.  As of December 31, 2024, the net amount owed to Mr. Tam by the Operating Entity, Epsium HK and Epsium BVI is US$363,066.

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

Imputed Interest

The outstanding balance advances from and due to Mr. Tam have no repayment terms, no interest and no maturity date, the Company accrued imputed interest for the due to related parties with 4.25% per year. For the years ended December 31, 2025, 2024 and 2023, the Company had incurred impute interest expenses with amounts of $0, $0 and $5,037, respectively. Such imputed interests were recorded as paid-in capital.

14. Stockholders’ Equity

In August 2021, the Company is authorized to issue 1,000,000,000 shares, consisting of 800,000,000 ordinary shares and 200,000,000 preferred shares, with a par value of $0.00002 per share. In March 2020, the Company issued 1,000 ordinary shares to its founders. In April 2021, the Company changed its name to Epsium Enterprise Limited. In May 2021, in a transaction under common control, Epsium BVI and the CEO, Mr. Son I Tam, acquired 80% and 20% of Epsium HK, respectively. Consequently, the financial statements have been retrospectively adjusted using the pooling-of-interests method to reflect the combination of the businesses for all periods presented. In August 2021, the Company recapitalized its equity structure, issuing an additional 4,000,000 ordinary shares to its CEO for $80. Between September 8 and September 16, 2021, the Company completed a Regulation S offering, selling 6,002,670 ordinary shares to 75 non-U.S. shareholders at $0.02 per share, generating aggregate proceeds of $120,053. All securities issued in the Regulation S offering are restricted and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration under the Securities Act of 1933.

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

On February 8, 2024, 7 shareholders surrendered 48,002,136 shares back to the Company for cancellation for no consideration. (the “Share Surrender and Share Cancellation”). The maximum number of shares which the Company is authorized to issue and the par value of each share both remain unchanged following the Share Surrender and the Share Cancellation. All shares outstanding were retroactively restated for the effect of Share Surrender prior to the initial public offering.

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

Amount
Gross proceed from IPO and OA:	$5,750,000
Less: Underwriter discount	(517,500)
Less: Offering cost paid through fund flow	(324,500)
Subtotal: Net proceeds from IPO	4,908,000
Paid off accrued offering related expenses during as of December 31, 2024	195,091

Total: Shares issuance for cash in SOSE.	$5,103,091

On June 11, 2025, Mr. Son I, Tam who is the CEO of the Company purchased 100 shares of Epsium HK from Mr. Chi Long Lou by paying HK$1. After the purchases, Epsium BVI owns 80% of Epsium HK and Mr. Son I, Tam owns 20% of Epsium HK.

On June 23, 2025, the Company repurchased 15,000 shares of ordinary shares of par value US$0.00002 from 3 employees for $300,000. The repurchased shares are held as treasury stock.

On August 22, 2025, the Company held an Extraordinary General Meeting at which shareholders: 1 approved re-designation and re-classification of the Company’s share capital into 800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares (each carrying 20 votes), and 100,000,000 Preferred Shares. 2 approved amendments to the Company’s Memorandum and Articles of Association to reflect the new share structure and adopted the Second Amended and Restated M&A. 3 authorized the repurchase of 10,800,000 Class A Ordinary Shares from Son I Tam and the simultaneous issuance of 10,800,000 Class B Ordinary Shares to him, resulting in his acquisition of approximately 1% of the Company’s total authorized share capital.

On October 6, 2025, Son I Tam converted 26,000 Class B Ordinary Shares into an equivalent number of Class A Ordinary Shares. Following this conversion, Son I Tam subsequently sold 11,500 Class A Ordinary Shares in the open market. Consequently, Son I Tam is current holding consists of 14,500 Class A Ordinary Shares.

13,438,034 and 12,000,534 ordinary shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

No preferred shares were issued and outstanding as of December 31, 2025 and 2024.

15. Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, the Company has analyzed its operations subsequent to December 31, 2025 to the date these consolidated financial statements were available to be issued and has determined that the following subsequent events or transactions that would require disclosure in the consolidated financial statements.

In November 2025, we initiated the procedures to establish a wholly-owned limited liability subsidiary in Macau and completed the relevant establishment documentation. The commercial registration certificate in respect of this Macau subsidiary was issued in January 2026.

As of the date of this annual report, the Macau subsidiary has not commenced operations. Accordingly, its establishment has not had a material impact on our consolidated financial statements for the year ended December 31, 2025.